Use these links to rapidly review the document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

FX ALLIANCE INC.
(Name of Subject Company)

FX ALLIANCE INC.
(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

361202104
(CUSIP Number of Class of Securities)

Philip Z. Weisberg
Chief Executive Officer
FX Alliance Inc.
909 Third Avenue, 10th Floor
New York, New York 10022
(646) 268-9900
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With copies to:
David Fox, Esq.
Joshua N. Korff, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

Name and Address.

        The name of the subject company is FX Alliance Inc., a Delaware corporation ("FXall" or the "Company"). The address of the Company's principal executive office is 909 Third Avenue, 10th Floor New York, New York, 10022. The telephone number of the Company's principal executive office is (646) 268-9900.

Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the Company's common stock, par value $0.0001 per share (the "Shares"). As of July 12, 2012, there were 28,474,998 Shares outstanding (including 24,061 restricted Shares).

Item 2.    Identity and Background of Filing Person.

Name and Address.

        The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading "Name and Address" in Item 1.

Tender Offer.

        This Schedule 14D-9 relates to the tender offer (the "Offer") by CB Transaction Corp. ("Merger Sub"), a Delaware corporation and a direct wholly-owned subsidiary of Thomcorp Holdings Inc. ("Parent"), a Delaware corporation and indirect wholly-owned subsidiary of Thomson Reuters Corporation, a corporation under the laws of the Province of Ontario, Canada ("Thomson Reuters"), to purchase all of the outstanding Shares at a price per Share equal to $22.00 in cash, net to the seller, without interest and less any applicable taxes required to be withheld (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2012 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Merger Sub, Parent and Thomson Reuters with the Securities and Exchange Commission (the "SEC") on July 18, 2012. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 8, 2012 (as it may be amended from time to time, the "Merger Agreement"), by and among FXall, Parent, Merger Sub and, solely with respect to Section 9.13 of the Merger Agreement, Thomson Reuters. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Merger Sub will be merged with and into the Company (the "Merger" and, together with the Offer and the other transactions contemplated by the Merger Agreement, the "Transactions"), with the Company surviving as an indirect wholly-owned subsidiary of Parent (the "Surviving Company"). In the event Parent, Merger Sub and their respective subsidiaries acquire at least 90% of the outstanding Shares (the "Short Form Threshold"), including through exercise of the Top-Up Option (defined below), the Merger may be effected as a "short-form" merger under and in accordance with Section 253 the Delaware General Corporation Law ("DGCL") without a meeting of the stockholders of the Company to approve the adoption of the Merger Agreement. At the effective time of the Merger (the "Effective Time"), all remaining outstanding Shares not tendered in the Offer (other than Shares held by Parent and its subsidiaries or held by the Company and its subsidiaries immediately prior to the Effective Time, or held by any stockholder of the Company who or which is entitled to demand, and who properly demands, appraisal rights pursuant to Section 262 of the DGCL) will be cancelled and converted into the right to receive an amount equal to the Offer Price in cash, net to the holder, without interest and less any applicable taxes required to be withheld.

        Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act")) the Offer on July 18, 2012. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at midnight, New York time, at the end of the day on August 14, 2012, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

        The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        As set forth in the Schedule TO, the address of the principal executive offices of Thomson Reuters and Merger Sub are located at 3 Times Square, New York, NY 10036 and the principal executive office of Parent is located at Metro Center, One Station Place, Stamford, CT 06902.

        The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the Securities and Exchange Commission's website at www.sec.gov.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9, or in the Information Statement of the Company, attached to this Schedule 14D-9 as Annex I (the "Information Statement") and incorporated herein by reference, or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Thomson Reuters, Parent, Merger Sub, or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company and Parent.

Merger Agreement

        The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Section 1 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is incorporated herein by reference to provide information regarding its terms.

        The Merger Agreement governs the contractual rights among the Company, Thomson Reuters, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company's stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures made in the Company's public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to Parent and Merger Sub in connection with the execution and delivery of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger

Agreement are the product of negotiations among the Company, Parent and Merger Sub, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Merger Sub, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Parent or Merger Sub. The Company's stockholders are not third-party beneficiaries of the Merger Agreement (except that after the Effective Time, any one or more of the Company's stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Merger) and the Company's stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

        The foregoing summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Representation on the Company Board

        The Merger Agreement provides that, effective after initial acceptance for payment by Merger Sub of the Shares validly tendered pursuant to the Offer representing at least a majority of the Shares (such time hereinafter referred to as the "Acceptance Time"), and from time to time thereafter (but only for so long as Parent and Merger Sub beneficially own at least a majority of the outstanding Shares), Merger Sub will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the board of directors of the Company (the "Company Board") as is equal to the product of the total number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to the next sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent and Merger Sub at such time (including Shares so accepted for payment, and if the Top-Up Option is exercised, the Shares purchased upon the exercise of the Top-Up Option) represents as a fraction of the total number of Shares then outstanding on a fully diluted basis. Promptly after the Acceptance Time, the Company shall, upon request of Parent, use its reasonable best efforts to cause Merger Sub's designees to be elected or appointed, including increasing the size of the Company Board and/or seeking the resignations of one or more incumbent directors as appropriate. At such time, the Company will also cause individuals designated by Merger Sub to constitute the proportional number of members, rounded up where appropriate, on each committee of the Company Board. The Company Board will have at least three members who were members of the Company Board on the date of the Merger Agreement and who are independent for purposes of Rule 10A-3 under the Exchange Act (such directors referred to as "Independent Directors"), and allow the Independent Directors who are members of the audit committee of the Company Board immediately prior to the date of the Merger Agreement to remain as the sole members of the audit committee of the Company Board and cause such audit committee to comply with all requirements of U.S. federal securities laws and the NYSE rules applicable thereto. If the number of Independent Directors is reduced below three for any reason, the remaining Independent Director(s) will be entitled to elect or appoint an individual to fill each such vacancy who will be considered to be an Independent Director for purposes of Rule 10A-3 under the Exchange Act. If any Independent Director that is unable to serve was a member of the audit committee, the Independent Director appointed to fill such vacancy will also serve as a member of the audit committee.

        From and after the time, if ever, that Merger Sub's designees constitute a majority of the Company Board and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors, acting qua audit committee of the Company Board, will be required and will, to the fullest extended permitted by the DGCL, be sufficient to amend, modify or terminate the Merger Agreement on behalf of the Company or to amend or modify the terms or conditions of the Offer or the Merger, exercise or waive any of the Company's rights or remedies under the Merger Agreement, extend the time for performance of Parent's or Merger Sub's obligations under the Merger Agreement, enforce any obligation of Parent or Merger Sub under the Merger Agreement or amend or modify in any manner adverse to the stockholders of the Company the certificate of incorporation or bylaws of the Company. The Independent Directors, acting qua audit committee of the Company Board, shall have the authority to retain counsel (which may include current counsel to the Company) and other advisors at the expense of the Company as determined appropriate by the Independent Directors and shall have the authority, after the Acceptance Time and prior to the Effective Time, to institute any action on behalf of the Company to enforce the performance of the Merger Agreement in accordance with its terms.

        For more information see Section 13 of the Offer to Purchase.

        The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated under the Exchange Act, in connection with Merger Sub's right to designate from time to time certain persons to be appointed to the Company Board other than at a meeting of holders of Shares as described in the Information Statement, which is incorporated herein by reference.

Confidentiality Agreement

        On June 28, 2012, the Company and Thomson Reuters (Markets) LLC, a wholly-owned subsidiary of Parent ("TR Markets"), entered into a confidentiality agreement (the "Confidentiality Agreement"), on behalf of Thomson Reuters and its affiliates, other than Tradeweb Markets LLC, a Delaware limited liability company ("Tradeweb"), pursuant to which TR Markets, on behalf of Thomson Reuters and its affiliates, other than Tradeweb, agreed that, subject to certain limitations, any non-public information related to the Company and its affiliates furnished to Thomson Reuters or its affiliates or their respective representatives by or on behalf of the Company or its representatives shall, for a period of three years from the date of the Confidentiality Agreement, be used by Thomson Reuters and its affiliates, other than Tradeweb, and representatives solely for the purpose of evaluating a possible transaction between Thomson Reuters and its affiliates and the Company and would be kept confidential, except as provided in the Confidentiality Agreement. TR Markets, on behalf of Thomson Reuters and its affiliates, other than Tradeweb, also agreed to standstill provisions that would commence following a request by Thomson Reuters and its affiliates for information from the Company and receipt of a material amount thereof and that would expire on December 31, 2012. These standstill restrictions on Thomson Reuters and its affiliates, other than Tradeweb, and their respective representatives automatically terminate under the Confidentiality Agreement if the Company enters into certain definitive written merger, sale or other business combination agreements, or if a third party commences a tender or exchange offer for any and all of the outstanding Shares (which tender or exchange offer has a minimum tender condition of at least 50% of the outstanding shares of Common Stock) and the Company Board recommends acceptance of such tender or exchange offer to the Company's stockholders pursuant to Rule 14d-9 under the Exchange Act.

        The summary of the Confidentiality Agreement contained in Section 13 of the Offer to Purchase is incorporated herein by reference. The foregoing summary of the Confidentiality Agreement and the summary contained in Section 13 of the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

        Certain of the Company's executive officers and directors may be deemed to have certain interests in the Transactions and related transactions that may be different from or in addition to those of the

Company's stockholders generally. Those interests may create potential conflicts of interest. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

        For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, which is incorporated in its entirety herein.

Consideration for Shares Tendered Pursuant to the Offer

        If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of June 30, 2012, the directors and executive officers of the Company and their affiliates beneficially owned, in the aggregate 9,383,043 Shares, which for purposes of this subsection excludes any restricted Shares ("Company Restricted Stock") and any Shares issuable upon exercise of options for Shares ("Company Options") held by such individuals. If the directors, executive officers and their affiliates were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, the directors, executive officers and their affiliates would receive an aggregate of $206,426,946 in cash, without interest, less any taxes required to be withheld. For a description of the treatment of Company Options and Company Restricted Stock held by the directors and executive officers of the Company, see below under the heading "Effect of the Merger on Stock Options and Restricted Stock."

        The following table sets forth, as of June 30, 2012, the cash consideration that each executive officer, director and his or her affiliates would be entitled to receive in respect of his, her or its outstanding Shares, assuming such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub.

Name	Number of Shares	Consideration Payable in Respect of Shares
Philip Z. Weisberg	1,045,714	$23,005,708
Kathleen Casey	0	$0
Carolyn Christie	0	$0
James L. Fox	0	$0
Gerald D. Putnam, Jr.	130,000	$2,860,000
John C. Rosenberg(1)	7,956,247	$175,037,434
Peter Tomozawa	0	$0
Robert W. Trudeau(2)	7,956,247	$175,037,434
John W. Cooley	250,982	$5,521,604
James F.X. Sullivan	100	$2,200

(1)
Includes (i) 7,893,955 shares of Company common stock owned by TCV VI, L.P., a Delaware limited partnership ("TCV VI"), and (ii) 62,292 shares of Company common stock owned by TCV Member Fund, L.P., a Cayman limited partnership ("TCV Member Fund"). Includes all of the shares attributable to TCV VI and TCV Member Fund noted above, but excludes 4,167 shares of restricted stock granted individually to Mr. Rosenberg for his service as a non-employee director. Mr. Rosenberg disclaims beneficial ownership of the shares held by TCV VI and TCV Member Fund except to the extent of his pecuniary interest therein.

(2)
Includes (i) 7,893,955 shares of Company common stock owned by TCV VI and (ii) 62,292 shares of Company common stock owned by TCV Member Fund. Includes all of the shares attributable to entities affiliated with TCV VI and TCV Member Fund noted above, but excludes 4,167 shares of restricted stock granted individually to Mr. Trudeau for his service as a non-employee director. Mr. Trudeau disclaims beneficial ownership of the shares held by TCV VI and TCV Member Fund except to the extent of his pecuniary interest therein.

Merger Agreement

  Effect of the Merger on Company Options and Company Restricted Stock

        Pursuant to the Merger Agreement each Company Option outstanding and unexercised immediately prior to the Effective Time (or, if the Acceptance Time occurs on or prior to December 31, 2012 and the Effective Time would occur after December 31, 2012, then no later than December 31, 2012), whether vested or unvested, shall be canceled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the excess, if any, of (A) the Offer Price over (B) the exercise price per Share for such Company Option and (ii) the total number of shares underlying such Company Option, less applicable taxes required to be withheld with respect to such payment. If the exercise price per Share for any stock option is equal to or greater than the Offer Price such Company Option shall be canceled without payment of consideration. Also, pursuant to the Merger Agreement each holder of Company Restricted Stock shall have the right to tender such Company Restricted Stock into the Offer. Effective upon the Acceptance Time, each share of Company Restricted Stock shall become fully vested, and the restrictions thereon shall lapse.

        The following table sets forth, as of June 30, 2012, the cash consideration that each executive officer and director would be entitled to receive in respect of his or her outstanding Company Options and Company Restricted Stock at the applicable time, assuming such Company Options and Company Restricted Stock are treated as described in the preceding paragraph.

Name	Number of Shares Subject to Vested Options	Number of Shares Subject to Unvested Options	Exercise Price Per Share	Consideration Payable in Respect of Vested Stock Options	Consideration Payable in Respect of Unvested Stock Options	Number of Shares of Restricted Stock	Consideration Payable in Respect of Restricted Stock	Total
Philip Z. Weisberg	965,432		$10.70	$10,909,382				$10,909,382
		622,563	$11.17		$6,742,357			$6,742,357
	175,000		$13.25	$1,531,250				$1,531,250
Kathleen Casey						2,890	$63,580	$63,580
Carolyn Christie						2,890	$63,580	$63,580
James L. Fox						2,890	$63,580	$63,580
Gerald D. Putnam, Jr.						4,167	$91,674	$91,674
		27,689	$12.50		$263,046			$263,046
	70,050		$14.82	$502,959				$502,959
John C. Rosenberg						4,167	$91,674	$91,674
Peter Tomozawa						2,890	$63,580	$63,580
Robert W. Trudeau						4,167	$91,674	$91,674
John W. Cooley	321,811		$10.70	$3,636,464				$3,636,464
		233,460	$11.17		$2,528,372			$2,528,372
	65,625		$13.25	$574,219				$574,219
James F.X. Sullivan		7,411	$9.85		$90,044			$90,044
		14,822	$9.87		$179,791			$179,791
	20,000		$10.70	$226,000				$226,000
		22,233	$11.17		$240,783			$240,783
	18,750		$11.68	$193,500				$193,500
	12,500		$11.71	$128,625				$128,625
		25,000	$12.00		$250,000			$250,000
	6,250		$13.25	$54,688				$54,688
	25,000		$13.90	$202,500				$202,500

  Continuing Employees

        The Merger Agreement provides that, for a period of not less than 12 months following the Effective Time, Parent shall, or shall cause the Surviving Company to, provide (i) total compensation (without any reduction to base salary) to each person who is an employee of the Company or any of its subsidiaries immediately prior to the Effective Time and who continues as an employee of the

Surviving Company or one of its affiliates (each, a "Continuing Employee") that is no less favorable in the aggregate than that in effect immediately prior to the Effective Time, (ii) severance benefits to each Continuing Employee that are substantially similar to those available to similarly situated employees of Parent and its subsidiaries taking into account such Continuing Employee's service with the Company and (iii) employee benefit plans and arrangements (other than, base salary and bonus opportunities and any equity-based plans) to each Continuing Employee that are either (A) substantially comparable in the aggregate to those provided to each Continuing Employee immediately prior to the Effective Time or (B) the same as those provided to similarly situated employees of Parent (other than those benefits of Parent that are frozen or discontinued as of the closing date of the Merger (the "Closing Date")). In addition, the Merger Agreement provides that Parent shall, or shall cause the Surviving Company to, (i) pay to the Continuing Employees the bonuses, including the change in control and retention bonuses, described under "Continuing Bonuses and Retention Bonuses" and (ii) maintain until at least through and including December 31, 2012 without any modification the commission pay plans of the Company and its subsidiaries as in effect on the date of the Merger Agreement and pay all amounts earned by the Continuing Employees under such plans for 2012 to such Continuing Employees at the times specified in such plans.

        In addition, Parent will give or cause to be given to each Continuing Employee full credit for purposes of eligibility to participate, vesting and determination of the level of benefit (but not for purposes of benefit accrual under any defined benefit pension plan) under any benefit plans provided, maintained or contributed to by Parent or any of its subsidiaries covering Continuing Employees, for such Continuing Employee's service with the Surviving Company or any of its affiliates (including Parent), to the same extent recognized by the Company or any of its subsidiaries immediately prior to the Effective Time under a comparable Company benefit plan in which such employee participates (except to the extent such credit would result in duplication of benefits).

        The Merger Agreement provides that, with respect to any welfare benefit plan of Parent or any of its subsidiaries in which Continuing Employees are eligible to participate after the Effective Time, Parent shall, or shall cause its subsidiaries to, (i) use commercially reasonable efforts to waive, or cause to be waived, all limitations as to preexisting conditions, exclusions and waiting periods and actively at work requirements with respect to participation and coverage requirements applicable to the Continuing Employees and their dependents and beneficiaries under such plan to the extent waived or satisfied under the applicable corresponding benefit plan of the Company and (ii) provide each Continuing Employee and his or her eligible dependents and beneficiaries with credit under such plan for any co-payments, deductibles and similar expenses paid under corresponding benefit plans of the Company in the calendar year in which such Continuing Employee (or his or her eligible dependents or beneficiaries) become eligible to participate in such plan for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements. Additionally, following the Acceptance Time, Parent shall continue or cause to be continued in effect the short and long-term disability insurance policies of the Company and its subsidiaries as in effect on the date of the Merger Agreement at least until the final determination regarding eligibility for receipt of long-term disability insurance benefits thereunder of any employee of the Company or any of its subsidiaries who is receiving or entitled to receive short-term or long-term disability benefits on the Closing has been made.

        Parent shall provide or cause to be provided to the Continuing Employees immediately following the Closing Date coverage under a 401(k) plan maintained by Parent or its affiliates (the "Parent 401(k) Plan"), and shall cause the Parent 401(k) Plan to accept elective rollovers of "eligible rollover distributions" made to Continuing Employees from the Company's 401(k) plan, including rollovers of distributions of promissory notes evidencing participant loans. Prior to the Closing Date, the Company Board will adopt resolutions stating that the Company's 401(k) plan will be terminated effective at least one day prior to the Closing Date, but with such termination to be contingent on the occurrence of the Closing.

Continuing Bonuses and Retention Bonuses

        Parent and the Company agreed that an amount equal to $19.4 million (which amount is exclusive of any severance payments), less any commissions already paid in respect of 2012, will be allocated among employees of the Company by the current Compensation Committee of the Company Board (the "Compensation Committee") in respect of the Company's annual bonuses for 2012. Such bonuses will be paid to those employees determined by the Compensation Committee who remain continuously employed through the earlier of the Closing or the end of January 2013 or who are involuntarily terminated prior to that time or as otherwise determined by the Compensation Committee. If the Closing occurs in December 2012 or thereafter, such bonuses are expected to be paid immediately prior to Closing. If the Closing occurs prior to December 2012, then the Compensation Committee would, in consultation with Parent, consider the timing of the bonus payment and whether it should be made at the Closing or should be made at a later time.

        In addition, Parent, in consultation with the Company, will allocate $4.3 million as a retention pool to be paid to current employees of the Company as a special bonus or retention payment, such payment to be made within a reasonable time after the Closing; provided, however, that if an employee to whom money from the retention pool was allocated is fired for cause or resigns prior to payment of such money, the retention pool will be reduced by the amount to which such employee was entitled.

Employment Agreements

        The Company has entered into an employment agreement with each of Messrs. Weisberg, Cooley and Sullivan. These agreements provide for severance in the event of certain qualifying terminations of employment, as further explained below. Furthermore, the Company recognizes that the possibility of a change in control could arise and that such a possibility could result in the departure or distraction of members of the management team to the detriment of the Company and its stockholders, and therefore the Company has included in these employment agreements enhanced severance provisions in the event of certain terminations in connection with a change in control to minimize employment security concerns arising in the course of negotiating and completing a significant transaction. These benefits, which are payable only if the named executive officer is terminated by the Company without cause or the executive resigns for good reason in connection with a change in control, are also quantified in the section below captioned "Golden Parachute Compensation." These benefits include, in certain circumstances, the accelerated vesting of options, as further discussed below. The Company believes that it is appropriate to provide for accelerated vesting to protect the named executive officers from losing their unvested stock options upon termination in the event of a change in control as discussed above. By agreeing to protect the stock options of named executive officers, the Company believes it can reinforce and encourage the continued attention and dedication of the named executive officers to their assigned duties without distraction in the face of an actual or threatened change in control that may result in termination of their employment. In return, each named executive officer covenants not to compete or solicit employees from the date of termination, as further discussed below. Any severance payments cease if the executive violates these covenants during the severance period.

        The employment agreements for the named executive officers are summarized below.

  Employment Agreement with Philip Z. Weisberg

        Mr. Weisberg entered into an employment agreement with the Company on July 15, 2010, which was amended on the effective date of the Company's initial public offering; the agreement as amended is summarized below. Mr. Weisberg's employment agreement has an initial term of 4.25 years, beginning on September 29, 2010 and ending on December 31, 2014, which will automatically renew for additional one-year periods unless the Company or Mr. Weisberg gives written notice to the other party at least 90 days prior to such expiration. Under the terms of the employment agreement, Mr. Weisberg is paid an annual base salary of $400,000 and is entitled to an annual bonus in the target amount of $1,600,000 for 2011 and each year thereafter, based upon the satisfaction of performance targets. Mr. Weisberg is also entitled to participate in the employee benefit plans and programs that the Company makes generally available to all of its senior level executives or to other employees.

        Pursuant to the employment agreement, the Company made a grant of 700,000 options to Mr. Weisberg on December 28, 2010 with an exercise price of $13.25 per share. The options vest, and become exercisable, in four equal 25% installments beginning on December 31, 2011 and on each of the next three anniversaries thereof, provided that Mr. Weisberg continues to be employed until such time. The options expire on the tenth anniversary of the date of grant, subject to earlier expiration in the event of certain terminations of Mr. Weisberg's employment. As more fully described in the section titled "Effect of the Merger on Company Options and Company Restricted Stock," the options will also vest in connection with the Transactions.

        While Mr. Weisberg is employed, and for the one year period thereafter, he has agreed not to solicit employees of the Company or any of its clients or suppliers or engage in the specified business of the Company; if he is terminated during the period beginning three months before a change in control and ending on the first anniversary of the change in control, this period is lengthened to two years. The employment agreement also contains customary provisions regarding confidential information and protection of intellectual property.

        Mr. Weisberg's employment agreement grants him rights in the event of certain terminations of his employment:

  (a)
  In the event of his termination due to death, he (or his estate) is entitled to (i) a lump sum cash payment equal to his unpaid base salary through the date of termination, accrued but unused vacation time and any unreimbursed expenses (together, the "Accrued Obligations"), (ii) any unpaid bonus for the year prior to the year of termination, (iii) an amount equal to $1,600,000 pro-rated for the number of months in the calendar year of the termination in which he was employed, (iv) vesting of the portions of the options that would have vested on any vesting date occurring within 12 months of the termination (all unvested options will expire) and (v) vesting of his distribution equivalent payment (if any) ("distribution equivalent payment" is defined in the employment agreement and is the amount of the payments (if any) that the Company has made on equity that is the same as the equity underlying Mr. Weisberg's options during a period of a year before through a year after a change in control);

  (b)
  In the event of his termination due to disability, he is entitled to (i) the Accrued Obligations, (ii) any unpaid bonus for the year prior to the year of termination, (iii) 3 months of continued payments of his base salary and continued participation in the Company's health plans (ending at such earlier time as he becomes employed by another party), (iv) an amount equal to $1,600,000 pro-rated for the number of months in the calendar year of the termination in which he was employed, (v) vesting of the portion of the options that would have vested on any vesting date occurring within 12 months of the termination (all unvested options will expire) and (vi) vesting of his distribution equivalent payment (if any);

  (c)
  In the event that the Company terminates his employment without cause (as defined in the employment agreement, which includes non-renewal of the agreement by the Company at the end of a term) or if Mr. Weisberg terminates his employment for good reason (as defined in the employment agreement, which definition includes Mr. Weisberg's failure to be employed as the Chief Executive Officer of a publicly traded company), in each case under circumstances other than in connection with a change in control (as defined in the employment agreement) as contemplated below, then, contingent upon his signing a general release and waiver, he is entitled to (i) the Accrued Obligations, (ii) $166,667 on the 60th day

    following his termination and on the 15th of each of the next 11 months, (iii) 12 months of continued participation in the Company's health plans (or such earlier time as he becomes eligible for health benefits under another group plan), (iv) any unpaid bonus for the year prior to the year of termination, (v) an amount equal to $1,600,000 pro-rated for the number of months in the calendar year of the termination in which he was employed, (vi) vesting of the portion of the options that would have vested on any vesting date occurring within 24 months (or 12 months in the case of nonrenewal of the agreement by the Company at the end of the term) of the termination (all unvested options will expire) and (vii) vesting of his distribution equivalent payment (if any);

  (d)
  In the event that Mr. Weisberg is terminated for cause or due to his voluntary resignation (including his non-renewal of the employment agreement at the end of a term), he is generally only entitled to the Accrued Obligations and, unless he was terminated for cause, any unpaid bonus for the year ending prior to such termination; and

  (e)
  If during the period beginning three months before a change in control and ending on the first anniversary of the change in control Mr. Weisberg's employment is terminated without cause (including by the company not renewing his employment agreement) or by him for specified terminations for good reason, and in each case he executes a general release and waiver, he is entitled to (i) the Accrued Obligations, payable on the 60th day following termination, (ii) $333,333, with such payment being made on the 60th day following termination and on the 15th of each of the following 11 months, or, in the event of certain types of a change in control, a lump-sum, (iii) 24 months of participation in continuing health coverage (unless he qualifies for another group health arrangement), (iv) any unpaid bonus for the year prior to the date of termination, (v) a payment equal to $1,600,000 pro-rated for the number of months he worked during the calendar year of his termination, (vi) vesting of all of his options and (vii) vesting of his distribution equivalent payment (if any).

        The employment agreement also provides for the reduction of certain "parachute payments" in the event that Mr. Weisberg would be better off on an after-tax basis if such amounts were reduced.

  Employment Agreement with John W. Cooley

        Mr. Cooley entered into an employment agreement with the Company on July 15, 2010, which was amended on the effective date of the Company's initial public offering; the agreement as amended is summarized below. Mr. Cooley's employment agreement has an initial term of 4.25 years, beginning on October 1, 2010 and ending on December 31, 2014, which will automatically renew for additional one-year periods unless the Company or Mr. Cooley gives written notice to the other party at least 90 days prior to such expiration. Under the terms of the employment agreement, Mr. Cooley is paid an annual base salary of $300,000 and is entitled to an annual bonus in the target amount of $625,000 for 2011 and each year thereafter, based upon the satisfaction of performance objectives. Mr. Cooley is also entitled to participate in the employee benefit plans and programs that the Company makes generally available to all of its senior level executives or to other employees.

        Pursuant to the employment agreement, the Company made a grant of 262,500 options to Mr. Cooley on December 28, 2010 with an exercise price of $13.25 per share. The options vest in four equal 25% installments beginning on December 31, 2011 and on each of the next three anniversaries thereof, provided that Mr. Cooley continues to be employed until such time. The options expire on the 10th anniversary of the date of grant, subject to earlier expiration in the event of certain terminations of Mr. Cooley's employment. As more fully described in the section titled "Effect of the Merger on Company Options and Company Restricted Stock," the options will also vest in connection with the Transactions.

        While Mr. Cooley is employed, and for the one year period thereafter, he has agreed not to solicit employees of the Company or any of its clients or suppliers or engage in the specified business of the Company; if he is terminated during the period beginning three months before a change in control and ending on the first anniversary of the change in control, this period is lengthened to eighteen months. The employment agreement contains customary provisions regarding confidential information and protection of intellectual property.

        Mr. Cooley's employment agreement grants him rights in the event of certain terminations of his employment:

  (a)
  In the event of his termination due to death, he (or his estate) is entitled to (i) the Accrued Obligations, (ii) any unpaid bonus for the year prior to the year of termination, (iii) an amount equal to $625,000 pro-rated for the number of months in the calendar year of the termination in which he was employed, (iv) vesting of the portion of the options that would have vested on any vesting date occurring within 12 months of the termination (all unvested options will expire) and (v) vesting of his distribution equivalent payment (if any) ("distribution equivalent payment" is defined in the employment agreement and is the amount of the payments (if any) that the Company has made on equity that is the same as the equity underlying Mr. Cooley's options during a period of a year before through a year after a change in control);

  (b)
  In the event of his termination due to disability, he is entitled to (i) the Accrued Obligations, (ii) any unpaid bonus for the year prior to the year of termination, (iii) 3 months of continued payments of his base salary and continued participation in the Company's health plans (ending at such earlier time as he becomes employed by another party), (iv) an amount equal to $625,000 pro-rated for the number of months in the calendar year of the termination in which he was employed, (v) vesting of the portion of the options that would have vested on any vesting date occurring within 12 months of the termination (all unvested options will expire) and (vi) vesting of his distribution equivalent payment (if any);

  (c)
  In the event that the Company terminates his employment without cause (as defined in the employment agreement, which includes non-renewal of the agreement by the Company at the end of a term) or if Mr. Cooley terminates his employment for good reason (as defined in the employment agreement, which definition includes Mr. Cooley's failure to be employed as the Chief Financial Officer of a publicly traded company), in each case under circumstances other than in connection with a change in control (as defined in the employment agreement) as contemplated below, then, contingent upon his signing a general release and waiver, he is entitled to (i) the Accrued Obligations, (ii) $25,000 on the 60th day following his termination and on the 15th of each of the next 11 months (or next five months in the case of a termination due to non-renewal by the Company), (iii) 12 months (or six months in the case of a non-renewal by the Company) of continued participation in the Company's health plans (or, in each case, such earlier time as he becomes eligible for health benefits under another group plan), (iv) any unpaid bonus for the year prior to the year of termination, (v) an amount equal to $625,000 pro-rated for the number of months in the calendar year of the termination in which he was employed, (vi) in a termination other than a non-extension, 12 monthly installments of $52,083, (vii) vesting of the portion of the options that would have vested on any vesting date occurring within 24 months of the termination (all unvested options will expire), and (viii) vesting of his distribution equivalent payment (if any);

  (d)
  In the event that Mr. Cooley is terminated for cause or due to his voluntary resignation (including his non-renewal of the employment agreement at the end of a term), he is generally only entitled to the Accrued Obligations and, except if he was terminated for cause, any unpaid bonus for the year ending prior to such termination; and

  (e)
  If during the period beginning three months before a change in control and ending on the first anniversary of the change in control Mr. Cooley's employment is terminated without cause (including by reason of the Company not renewing his employment agreement) or by him for specified terminations for good reason, and in each case he executes a general release and waiver, then he is entitled to (i) the Accrued Obligations, (ii) $115,625 on the 60th day following termination and on the 15th of each of the following 11 months, or, following certain types of a change in control, a lump-sum, (iii) 18 months of participation in continuing health coverage (unless he qualifies for another group health arrangement), (iv) any unpaid bonus for the year prior to the date of termination, (v) a payment equal to $625,000 pro-rated for the number of months he worked during the calendar year of his termination, (vi) vesting of all of his options and (vii) vesting of his distribution equivalent payment (if any).

        The employment agreement also provides for the reduction of certain "parachute payments" in the event that Mr. Cooley would be better off on an after-tax basis if such amounts were reduced.

  Employment Agreement with James F.X. Sullivan

        Mr. Sullivan entered into an employment agreement with the Company on March 14, 2001 for an initial term of one year, which automatically renews for additional one-year periods. That employment agreement was amended on December 29, 2011, and, as amended, is described herein. The employment agreement is terminable by the Company or by Mr. Sullivan on 90 days prior written notice. Under the terms of the employment agreement, Mr. Sullivan is paid an annual base salary of $225,000 with an increase to $275,000 effective March 1, 2012. Mr. Sullivan may be granted a discretionary bonus under the employment agreement, which was granted in the amount of $250,000 for 2011. Mr. Sullivan is also entitled to participate in the employee benefit plans and programs that the Company makes generally available to all of its executives or to other employees.

        Pursuant to the 2006 Stock Option Plan of the Company, the Company has granted options to Mr. Sullivan in each of 2006, 2007, 2008, 2009 and 2010. Pursuant to the 2012 Stock Option Plan of the Company, the Company has granted options to Mr. Sullivan in 2012. The options vest in equal 25% installments beginning on December 31 in the year following the grant and on each of the next three anniversaries thereof, provided that Mr. Sullivan continues to be employed until such time. The options expire on the 10th anniversary of the date of grant, subject to earlier expiration in the event of certain terminations of Mr. Sullivan's employment. As more fully described in the section titled "Effect of the Merger on Company Options and Company Restricted Stock," the options will also vest in connection with the Transactions.

        While Mr. Sullivan is employed, and for the one year period thereafter, he has agreed not to solicit employees of the Company or any of its clients or suppliers and, during his employment and for the six month period thereafter, Mr. Sullivan is not to engage in the specified business of the Company; this six month period is extended to a twelve month period in the event of a termination contemplated in paragraph (d) below. The employment agreement contains customary provisions regarding confidential information and protection of intellectual property.

        Mr. Sullivan's employment agreement grants him rights in the event of certain terminations of his employment:

  (a)
  In the event his employment is terminated due to his death, he (or his estate or appropriate successor in interest) is entitled to (i) an amount equal to his annual bonus for the year of his termination as determined by the Company in its discretion based on his and the Company's performance for such year, and further adjusted to reflect the period he was employed by the Company in that year (the "Pro-Rata Bonus"), (ii) the vesting of any option that is scheduled to vest during the 12 month period following the date of his death, (iii) subject to his (or his successor's) timely election of continuation coverage under the Consolidated Omnibus Budget

    Reconciliation Act of 1985, as amended ("COBRA") for him and his eligible dependents, and his (or his successor's) continued copayment of premiums associated with such coverage, reimbursement on a monthly basis for such portion of the monthly costs of continued health benefits for him and his covered dependents as the Company had paid immediately prior to the termination, from the termination through the earlier of (A) (1) 6 months; (2) the date upon which he or his eligible dependents become covered under a comparable group plan for such applicable coverage; or (3) the date upon which he or his eligible dependents cease to be eligible for COBRA continuation for such applicable coverage; provided that the provision of such coverage does not result in any penalty or excise tax on the Company or any of its affiliates or subsidiaries; provided further that to the extent that the payment of any such amount constitutes "nonqualified deferred compensation" for purposes of Section 409A of the Internal Revenue Code of 1986, as amended and the applicable regulations thereunder (the "Code"), any such payment scheduled to occur during the first 60 days following the termination of employment shall not be paid until the first regularly scheduled pay period following the 60th day following such termination and shall include payment of any amount that was otherwise scheduled to be paid prior thereto (the "Six Month Continued Benefits" and, in the case of similar benefits where the period in clause (A)(1) above is 12 months, the "Twelve Month Continued Benefits");

  (b)
  In the event Mr. Sullivan's employment is terminated due to his disability, he is entitled to (i) an amount equal to the product of (A) 0.25 times (B) his then current annual salary, paid over 6 months, (ii) the vesting of any option that is scheduled to vest during the 12 month period following the termination, (iii) payment of the Six Month Continued Benefits, and (iv) payment of a Pro-Rata Bonus for the year of termination;

  (c)
  In the event Mr. Sullivan's employment is terminated by the Company for cause (as defined in the employment agreement) or by Mr. Sullivan's resignation, he will not be entitled to any cash severance payments, equity acceleration or benefits continuation (other than as legally required, such as pursuant to COBRA);

  (d)
  In the event Mr. Sullivan's employment is terminated by the Company without cause during the period beginning 3 months before a change in control (as defined in the employment agreement) and ending 12 months after the change in control, he is entitled to (i) an amount equal to the sum of (A) his then current annual salary plus (B) an amount equal to his Average Annual Bonus (as hereinafter defined), paid over 12 months, (ii) the vesting of any option that has not vested as of the date of the termination, (iii) payment of the Twelve Month Continued Benefits, and (iv) payment of a Pro-Rata Bonus; and

  (e)
  In the event Mr. Sullivan's employment is terminated by the Company without cause other than during the period described in paragraph (d) above, he is entitled to (i) an amount equal to the sum of (A) half his then current annual salary, plus (B) half his Average Annual Bonus, paid over 6 months, (ii) the vesting of any option that is scheduled to vest during the 24 month period following the termination, (iii) payment of the Six Month Continued Benefits, and (iv) payment of a Pro-Rata Bonus.

        As used above, "Average Annual Bonus" means an amount equal to the quotient of (i) the aggregate annual bonus actually paid to Mr. Sullivan by the Company for each calendar year prior to the calendar year in which his termination occurs (up to a maximum of the two years immediately prior to such year), divided by (ii) the number of such years.

        The Company intends to amend Mr. Sullivan's employment agreement to the effect that upon a termination for "Good Reason", Mr. Sullivan will be entitled to receive the severance amounts described in section (d) and (e) above consistent with a termination by the Company without cause. The definition of "Good Reason" is anticipated to generally conform to the definitions provided for Messrs. Weisberg and Cooley.

Information Regarding Golden Parachute Compensation

        The table below contains a summary of the value of certain material payments and benefits payable to the Company's named executive officers described in this section under the heading "—Arrangements between the Company and its Executive Officers, Directors and Affiliates." The amounts shown reflect only the additional payments or benefits that the executive officer would have received upon the occurrence of the respective triggering events listed below; they do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would have vested as of the Acceptance Time, absent the triggering event. For purposes of calculating the potential payments set forth in the tables below, we have assumed that (i) the date of termination was September 30, 2012 and (ii) the stock price was $22.00 per share, which is the Offer Price. The amounts shown in the table are estimates only as the actual amounts that may be paid upon an executive's termination of employment can only be determined at the actual time of such termination. The table includes the information required by Item 402(t) of Regulation S-K.

GOLDEN PARACHUTE COMPENSATION

Name	Cash Severance ($)(1)	Cash (Current Year Incentive) ($)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)	Other ($)	Total ($)
Philip Z. Weisberg, Chief Executive Officer
Termination for "Good Reason"(5)	2,000,004	1,200,000	6,742,357	0	67,092	0	0	10,009,453
Termination without "Cause"(6)	3,999,996	1,200,000	6,742,357	0	84,184	0	0	12,026,537
John W. Cooley, Chief Financial Officer
Termination for "Good Reason"(5)	924,996	468,750	2,528,372	0	17,092	0	0	3,939,210
Termination without "Cause"(6)	1,387,500	468,750	2,528,372	0	25,638	0	0	4,410,260
James F. X. Sullivan, General Counsel
Termination for "Good Reason" or without "Cause"	512,500	187,500	555,357	0	0	0	0	1,255,357

(1)
Represents the amount of "double-trigger" severance compensation payable upon an involuntary termination by the Company without cause or a voluntary termination by the executive with good reason, as defined in the employment agreements, in each case within the three month period prior to a change in control or the one year period following a change in control. The cash components are divided into two separate columns (severance and current year incentive) to reflect each component as provided in each respective employment agreement.

(2)
Represents the dollar value of unvested options held by the applicable executive which are to be cancelled in exchange for a cash payment in connection with the closing of the Merger. Options are valued based on the difference between the per share exercise price of the option and $22.00 (the Offer Price).

(3)
Represents the value of continued health benefits. In addition, the Company will pay up to $50,000 of Mr. Weisberg's legal fees in connection with the negotiation and execution of the Support Agreement (as defined below).

(4)
The calculations assume the Company will amend Mr. Sullivan's employment agreement to the effect that upon a termination for "Good Reason", Mr. Sullivan will be entitled to receive the same severance amounts as upon a termination by the Company without cause.

(5)
Termination by executive for "Good Reason" as a result of a substantial and significant diminution in the key duties and responsibilities or title of executive, including executive no longer holding the title of CEO or CFO, as applicable, of a publicly traded corporation.

(6)
Termination by the Company without "Cause" or a termination by executive for "Good Reason" other than the circumstances described in note (5) above.

Employment Agreements Following the Merger

        As of the date of this Schedule 14D-9, Parent and Merger Sub have informed the Company that no members of the Company's current management have entered into any agreement, arrangement or understanding with Parent, Merger Sub or their affiliates regarding employment with the Surviving Company. As of the date of this Schedule 14D-9, Parent and Merger Sub have also informed the Company that Parent may retain certain members of the Company's management team following the Effective Time.

        As part of these retention efforts, Parent may enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with the Company's executive officers and other key Company employees; however, there can be no assurance that any parties will reach an agreement. Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been agreed upon or finalized. Any such new arrangements would not become effective until the Effective Time.

Director and Officer Indemnification and Insurance

        The Company has entered into indemnification agreements (the "Indemnification Agreements") with each of its directors, executive officers and one non-executive officer which generally provide for the indemnification of the indemnitee and for advancement and reimbursement of certain expenses, including attorneys' fees, judgments, fines and settlement amounts, incurred by any such person in any action or proceeding by reason of their position as a director, officer, employee, agent or fiduciary of the Company, any subsidiary of the Company or any other company or enterprise that such executive officer or director serves at the Company's request. This description of the Indemnification Agreements is qualified in its entirety by reference to the form of the Indemnification Agreements filed as Exhibit (e)(13) to this Schedule 14D-9 and is incorporated herein by reference.

        Parent and Merger Sub have agreed that all rights to indemnification against and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors or officers of the Company as provided in the Company's certificate of incorporation, the Company's bylaws, any resolution adopted by the Company Board or any indemnification agreements between such directors and officers and the Company or its Subsidiaries, in each case, as in effect immediately prior to the execution and delivery of the Merger Agreement and, in the case of any such resolution or indemnification agreement, as disclosed to Parent, will be assumed by the Surviving Company in the Merger and will survive and continue in full force and effect in accordance with their terms. For a period of six years after the Effective Time, Parent has agreed to cause the certificate of incorporation and by-laws of the Surviving Company to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of individuals who were directors or officers of the Company prior to the Effective Time than are set forth as of the date of the Merger Agreement in the Company's certificate of incorporation and bylaws.

        In addition, for a period of six years from the Effective Time, Parent and the Surviving Company, jointly and severally, have agreed to indemnify and hold harmless to the fullest extent permitted by applicable law each current and former director or officer of the Company or any of its subsidiaries against any losses, claims, damages, liabilities, reasonable and documented expenses (including attorney's fees and expenses), judgments, fines and amounts paid in settlement of or in connection with any pending, threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, or pertaining to, the fact that he or she is or was a director or officer of the Company or any of its subsidiaries prior to the Effective Time or acts or omissions prior to the Effective Time in his or her capacity as a director or officer of the Company or any of its subsidiaries. Parent and the Surviving Company shall advance all documented reasonable fees and expenses (including without limitation documented reasonable fees and expenses of legal counsel, experts, litigation consultants, and the cost of any appeal bonds) incurred by any such person entitled to indemnification in connection with an indemnifiable claim; provided that such person agrees to repay such advances if and when a court of competent jurisdiction ultimately determines that such person is not entitled to indemnification under the provisions of the Merger Agreement.

        Prior to the Acceptance Time, the Company may, in consultation with Parent, obtain or pay for any "tail" insurance policies with a claims period of at least six years from and after the Acceptance Time from an insurance carrier with the same or better credit rating as the Company's current insurance carrier with respect to directors' and officers' liability insurance and fiduciary liability insurance with benefits and levels of coverage at least as favorable as the Company's policies existing as of the date of the Merger Agreement; provided that such "tail" insurance policies shall not require the payment of an aggregate annual premium in excess of 300% of the aggregate annual premium most recently paid by the Company prior to the date of the Merger Agreement for such purpose; provided, further, that if such "tail" insurance policies cannot be obtained at all or can be obtained only for an amount in excess of 300% of the current annual premium therefor, prior to the Acceptance Time, the Company may, in consultation with Parent, obtain as much directors' and officers' liability insurance coverage as can be obtained for an amount equal to 300% of the current annual premium therefor. If the Company and the Surviving Company fail to obtain such insurance policies at or prior to the Acceptance Time, then the Surviving Company shall, and Parent shall cause the Surviving Company to, continue to maintain in effect the Company's current directors' and officers' liability insurance and fiduciary liability insurance, or to purchase comparable directors' and officers' liability insurance and fiduciary liability insurance, in each case for a period of at least six years from and after the Acceptance Time and with benefits and levels of coverage at least as favorable as that provided under the Company's existing policies as of the date of the Merger Agreement; provided that in no event will the aggregate annual premiums be in excess of 300% of the current aggregate annual premiums paid by the Company for such purpose.

Other

        The Company agreed to pay up to $50,000 of the legal fees of Philip Z. Weisberg, the Company's Chief Executive Officer, in connection with the negotiation and entry into the Support Agreement (regardless of whether or not the Transactions are consummated).

Arrangements with Principal Stockholders

Tender and Support Agreements

        Concurrently with the execution of the Merger Agreement, and in consideration thereof, TCV VI, TCV Member Fund, Philip Z. Weisberg, in his individual capacity and in his capacity as the sole trustee of Philip Z. Weisberg 2012 Grantor Retained Annuity Trust, and John W. Cooley, entered into Tender and Support Agreements (the "Support Agreements") with Parent and Merger Sub, whereby such stockholders agreed, subject to the terms and conditions set forth therein, among other things, (1) to use reasonable best efforts to tender (and not withdraw) all of their respective Shares owned or thereafter acquired by such stockholder in the Offer, (2) to appear at any meeting of the Company's stockholders and vote (a) in favor of the adoption of the Merger Agreement, (b) against approval of any proposal made in opposition to, or in competition with, the transactions contemplated by the Merger Agreement and (c) against any other action or agreement that would reasonably be expected to compete with, impede, interfere with or postpone the consummation of the Offer or the Merger, (3) not to (a) directly or indirectly, transfer any of their respective Shares owned or thereafter acquired, (b) grant any proxies or powers of attorney with respect to any of their respective Shares owned or thereafter acquired, deposit any of such Shares into a voting trust or enter into a voting agreement with respect to any of such Shares, or (c) cause any of such Shares to be, or become subject to, any liens or encumbrances of any kind or character whatsoever, other than those arising under the securities laws, the Company's certificate of incorporation or bylaws, or the Lock-Up Agreements (as defined below), subject to certain exceptions.

        Pursuant to the terms of the Support Agreements, the foregoing obligations of such stockholders are not binding on the parties until (1) the expiration of the Lock-Up Period (as defined in letter agreements (the "Lock-Up Agreements"), by and between such stockholder, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Goldman, Sachs & Co. ("Goldman Sachs")) or (2) the effectiveness of a waiver (the "Lock-Up Waiver") to the Lock-Up Agreement expressly permitting such stockholder party thereto to take the actions contemplated by the Support Agreements. Each of Merrill Lynch and Goldman Sachs has indicated their intention to release from escrow executed Lock-Up Waivers promptly after July 26, 2012, which is the date that is 15 days after the issuance of a research report concerning the Company (the date after which the release of such lock-up by the counterparties to the Lock-Up Agreements is permitted under the provisions of NASD Rule 2711(f)(4)).

        The Support Agreements will terminate upon the earlier of (1) the then in effect Outside Date (as defined in the Merger Agreement), (2) the termination of the Merger Agreement, (3) the date the Company Board or any committee thereof effects a Company Board Recommendation Change (as defined in the Merger Agreement), (4) the date on which the Company pays Parent, Merger Sub or their designee the termination fee contemplated by the Merger Agreement, (5) the entry without the prior written consent of the applicable stockholder into any amendment or modification to the Merger Agreement or any waiver of any of the Company's rights under the Merger Agreement, in each case, that (a) adversely affects, or is reasonably likely to adversely affect, such stockholder relative to other stockholders of the Company, or (b) results in (i) a decrease in the Offer Price or merger consideration, (ii) a change in the form of consideration to be paid in the Offer or in the form of merger consideration or (iii) a postponement or extension of the Outside Date (except as permitted under the Merger Agreement), (6) the enactment or issuance of any final and non-appealable law or the taking of any other final and non-appealable action by any governmental authority enjoining or otherwise prohibiting the transactions contemplated by the Support Agreements or by the Merger Agreement, (7) the date on which the such stockholder ceases to own any Shares and (8) the termination or withdrawal of the Offer prior to the occurrence of the initial acceptance for payment by Merger Sub of the Shares validly tendered pursuant to the Offer.

        Collectively, as of July 8, 2012, the Stockholders party to the Support Agreements have ownership of an aggregate of 9,252,943 Shares, or approximately 32.5% of the Company's issued and outstanding Shares as of June 30, 2012, of which up to 30,000 Shares may be donated to charity prior to the commencement of the Offer and will not be subject to the Support Agreements.

        The foregoing summary of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, which are filed as Exhibits (e)(2)-(4) hereto and are incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Company Board.

        At a meeting of the Company Board held on July 8, 2012, the Company Board unanimously adopted resolutions (i) determining that the Merger Agreement, and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger are advisable, fair to and in the best interests of the Company's stockholders, (ii) authorizing, approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, on the terms and conditions set forth therein and in accordance with the requirements of the DGCL, (iii) directing that the Merger Agreement be submitted to a vote at a stockholders meeting for adoption (unless the Merger is consummated in accordance with Section 253 of the DGCL) and (iv) recommending that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer and vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, if required by applicable law.

        The Company Board hereby unanimously recommends that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer and vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, if such vote is required by applicable law.

        A copy of the letter to the Company's stockholders, dated July 18, 2012, communicating the Company Board's recommendation, is filed as Exhibit (a)(1)(H) to this Schedule 14D-9 and is incorporated herein by reference. A copy of a joint press release of the Company and Parent, dated July 9, 2012, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Company Board's Recommendation.

Background of the Offer.

        As part of the ongoing evaluation of the Company's business and in an ongoing effort to enhance stockholder value, the Company Board and members of management regularly review and assess the Company's business plan and strategy, including a review of a variety of strategic alternatives. In the last two years, the Company Board was from time to time approached by various parties (including, separately, each of Thomson Reuters and an affiliate of Thomson Reuters) expressing interest in the Company, none of which resulted in any substantive discussions, including any discussion about price, or any offer being made.

        On December 20, 2011, Andrew Hausman, Managing Director, Fixed Income & Foreign Exchange of Thomson Reuters, contacted James Kwiatkowski, Global Head of Sales of the Company, to discuss the potential for a joint marketing arrangement between Thomson Reuters and the Company. On January 19, 2012, the Company and TR Markets entered into a mutual non-disclosure agreement with respect to such joint marketing arrangement.

        Between January and May of 2012, the Company and Thomson Reuters participated in various meetings and engaged in various discussions relating to the potential for a joint marketing arrangement, and the Company and Thomson Reuters exchanged non-public information with respect to such joint marketing arrangement.

        On February 8, 2012, the Company's registration statement on Form S-1 was declared effective for the Company's initial public offering; pursuant to the Form S-1, the Company registered the offering and sale of 5,980,000 Shares at a public offering price of $12.00 per share for an aggregate offering price of approximately $71.8 million to the selling stockholders. J.P. Morgan Securities LLC ("J.P. Morgan") or its affiliates acted as one of four joint book-running managers for the Company's initial public offering. J.P. Morgan was selected to act as a joint book-running manager for the initial public offering of the Company after the Company Board conducted extensive interviews of various investment banks and determined that J.P. Morgan was among the most suited for such role based on, among other things, J.P. Morgan's familiarity with the Company's industry and its qualifications, experience and reputation.

        On or about May 16, 2012, Mr. Hausman contacted Philip Z. Weisberg, the Company's Chief Executive Officer and chairman of the Company Board, and proposed to invite certain senior managers of Thomson Reuters to discuss the potential for a joint marketing arrangement and other strategic matters at a meeting that was scheduled for May 18, 2012 at the Company's principal office in New York. The meeting was attended by David Craig, President of the Financial & Risk business of Thomson Reuters, Timothy Collier, Chief Financial Officer of the Financial & Risk business of Thomson Reuters and Abel Clark, Managing Director, Marketplaces of Thomson Reuters, on behalf of Thomson Reuters, and Robert Trudeau, one of the Company's directors, Mr. Weisberg and John W. Cooley, the Company's Chief Financial Officer, on behalf of the Company. Mr. Trudeau participated at this meeting by telephone. At the meeting, representatives of Thomson Reuters indicated verbally that Thomson Reuters would be prepared to make an all-cash offer for 100% of the outstanding shares of the Company at a price of $19.50 per share. Mr. Weisberg responded by noting that the Company had recently undergone an initial public offering and informed the representatives of Thomson Reuters that the Company was not prepared to engage in a sale process, but that he would discuss the Thomson Reuters proposal with the Company Board.

        On or about May 19, 2012, in consultation with various members of the Company Board, Mr. Weisberg and Mr. Trudeau requested that J.P. Morgan advise the Company Board with respect to Thomson Reuters proposal. J.P. Morgan was selected among other things, based on J.P. Morgan's familiarity with the Company and the Company's industry as a result of its involvement as a joint book-running manager of the Company's initial public offering, the Company's existing relationship with J.P. Morgan and J.P. Morgan's other qualifications, experience and reputation.

        On May 19, 2012 representatives from Barclays Capital Inc. ("Barclays") had a follow-up call with Mr. Trudeau to discuss the acquisition proposal.

        On May 21, 2012, the Company Board met at J.P. Morgan's office in New York and telephonically, in a meeting attended by the Company's executive officers, representatives of J.P. Morgan and representatives of Kirkland & Ellis LLP ("K&E"), the Company's outside legal counsel. At this meeting, Mr. Weisberg communicated the Thomson Reuters proposal to the Company Board, J.P. Morgan presented its preliminary views with respect to the valuation of the Company and K&E discussed certain relevant legal considerations. The Company Board then excused the representatives of J.P. Morgan and determined that it was unwilling to engage Thomson Reuters in further discussions at the price proposed by Thomson Reuters. The Company Board authorized the Company's management to prepare projections for the Company and authorized J.P. Morgan to respond to Thomson Reuters regarding the proposal. Later that day, J.P. Morgan contacted Barclays, the financial advisor of Thomson Reuters, and communicated the Company Board's decision and view that the Thomson Reuters proposal significantly undervalued the Company.

        On May 23, 2012, Mr. Weisberg had dinner with Messrs. Craig and Collier, during which Messrs. Craig and Collier discussed their views on various advantages of the proposed transaction to the Company's customers and employees, including expanding the Company's global distribution network in emerging markets, and other complementary aspects of Thomson Reuters and the Company's businesses. Messrs. Weisberg, Craig and Collier agreed to meet the following day to discuss the Company's business in more detail.

        On May 24, 2012, Messrs. Weisberg and Cooley attended a video conference with Messrs. Clark, Collier and Craig of Thomson Reuters. Representatives of J.P. Morgan and Barclays attended telephonically. During the meeting, Messrs. Weisberg and Cooley discussed various aspects of the Company's business. Thomson Reuters and the Company agreed that representatives of J.P. Morgan and Barclays should continue discussions regarding the complementariness of the Company's and the Thomson Reuters businesses. Between May 24, 2012 and May 29, 2012, representatives of J.P. Morgan and Barclays had several conference calls to discuss the same.

        On May 29, 2012, the Company received a letter from Thomson Reuters setting forth a non-binding indication of interest to acquire 100% of the outstanding shares of the Company at a price of $20.50 per share in cash, subject to satisfactory completion of due diligence and negotiation of definitive agreements, and not subject to any financing contingency. That day, the Company Board met telephonically, with the Company's management and representatives of J.P. Morgan and K&E in attendance. At the meeting, K&E reviewed the directors' fiduciary duties in the context of an exploration of strategic alternatives, including a possible sale of the Company. The Company Board then discussed Thomson Reuters offer letter. J.P. Morgan and K&E were then excused from the meeting and the Company's management presented three cases of projections through fiscal year end 2015 that were prepared by the Company's management for purposes of evaluating the Thomson Reuters proposal (as more fully described in the section titled "Financial Projections" below). The Company Board then discussed the projections, including the assumptions and variables affecting such projections in each of the three cases, and compared the projections to the Company's previous forecasts and analyst forecasts. The Company Board then decided to reconvene on May 31, 2012 to allow each of the directors enough time to review the projections.

        On May 31, 2012, the Company Board again met telephonically, with the Company's management and representatives of J.P. Morgan and K&E in attendance. The Company Board determined that they were not prepared to accept the Thomson Reuters proposal, which undervalued the Company, and that the Company was unwilling to engage Thomson Reuters in further discussions at such price. The Company Board authorized J.P. Morgan to respond to Thomson Reuters through Barclays regarding the Company Board's views on such proposal, and to indicate to Barclays that the Company would only consider engaging with Thomson Reuters in further discussions if Thomson Reuters increased its previous offer, which J.P. Morgan relayed later that day.

        On June 6, 2012, representatives of Barclays spoke with representatives of J.P. Morgan and proposed a call with Mr. Craig, Mr. Collier, Mr. Trudeau and Mr. Weisberg to discuss the possibility of moving forward with the transaction.

        On June 8, 2012, at the request of Thomson Reuters, James F.X. Sullivan, the Company's General Counsel, and Messrs. Weisberg and Cooley had a telephone conference with Messrs. Craig and Collier, during which call Messrs. Craig and Collier indicated that Thomson Reuters would be prepared to increase its previous offer to an all-cash offer at a price of $22.00 per share, but that this was the "best and final" offer from Thomson Reuters. Thomson Reuters also requested that the Company exclusively engage with Thomson Reuters. Also, on June 8, 2012, Barclays contacted J.P. Morgan confirming the $22.00 per share increased offer price and that such offer price was Thomson Reuters "best and final" offer.

        On June 9, 2012, Mr. Craig followed up the telephone conference with an e-mail to Mr. Weisberg confirming the increased offer price.

        On June 11, 2012, the Company Board met telephonically, with the Company's management and representatives of J.P. Morgan and K&E in attendance, to discuss the most recent proposal received from Thomson Reuters. K&E discussed the Company Board's fiduciary duties and other legal matters with respect to the most recent proposal received from Thomson Reuters and noted that it would be unusual to grant exclusivity to Thomson Reuters at this stage. J.P. Morgan then presented an updated valuation analysis of the Company based on the Company's projections. The Company Board entered into a discussion as to whether it was prepared to make a strategic decision to consider selling the Company and whether a price of $22.00 per share was sufficient to engage in negotiations with Thomson Reuters. The Company Board determined that it would be willing to engage Thomson Reuters in further discussions at that price (including having discussions between regulatory counsel to the Company and Thomson Reuters). The Company Board authorized J.P. Morgan to convey the same to Thomson Reuters and to request a formal letter from Thomson Reuters confirming that Thomson Reuters board of directors had authorized the $22.00 per share offer, which message was later conveyed by J.P. Morgan.

        On June 13, 2012, the Company Board acted by unanimous written consent to establish a Transactions Committee comprising Mr. Weisberg, Mr. Trudeau, Peter Tomozawa and Gerald D. Putnam (the "Transactions Committee") to more efficiently oversee the situation. Mr. Putnam was selected because of his involvement in the Company's initial public offering, his role as the lead independent director and his experience in prior strategic merger and acquisition transactions. Mr. Trudeau was selected because of his involvement in the Company's initial public offering and his experience in prior strategic merger and acquisition transactions. Mr. Tomozawa was selected because of his familiarity with the business and industry of the Company. Mr. Weisberg was selected because of his familiarity with the business and industry of the Company and his role as the Chief Executive Officer of the Company.

        On June 13, 2012, representatives of Barclays and J.P. Morgan had a follow-up conversation regarding the new offer price. On behalf of the Company, J.P. Morgan suggested that, although the Company had not agreed to the offer, it was worthwhile setting up discussions between Shearman & Sterling LLP ("Shearman & Sterling"), regulatory counsel to Thomson Reuters, and K&E.

        On June 14, 2012, the Transactions Committee met telephonically and discussed the status of the discussions with Thomson Reuters.

        On June 14, 2012, Shearman & Sterling contacted K&E via e-mail to request a telephone conference and on June 15, 2012, Shearman & Sterling and K&E conducted a telephone conference to discuss required notifications and other regulatory matters regarding the potential transaction. Following the call, Shearman & Sterling and K&E continued to exchange various communications relating to regulatory matters. These communications continued throughout the period leading up to the signing of the Merger Agreement.

        On June 18, 2012, the Company received a letter from Thomson Reuters setting forth a non-binding indication of interest to acquire 100% of the outstanding shares of the Company at a price of $22.00 per share in cash, subject to satisfactory completion of due diligence and negotiation of definitive agreements which could be completed within one week. The letter indicated that the revised proposal would expire at 5:00 p.m., Eastern Time, on June 20, 2012. Later that day, the Company Board met telephonically, with the Company's management and representatives of J.P. Morgan and K&E in attendance. J.P. Morgan summarized its relationships with the Company, Thomson Reuters, other companies in the Company's industry (including potential acquirers of the Company) and Technology Crossover Ventures. The Company Board then formally authorized the Company to enter into a previously negotiated engagement letter with J.P. Morgan, pursuant to which J.P. Morgan would act as the Company's financial advisor with respect to a possible change in control transaction with respect to the Company. The Company Board also authorized J.P. Morgan to commence discussions with Thomson Reuters regarding its offer but on a schedule designed to allow the Company sufficient time to explore other alternatives. With the assistance and advice of J.P. Morgan, the Company Board identified eight alternative potential parties; the eight parties were selected based, among other things, on their perceived level of interest in the Company's business based on various prior contacts with such parties, and their ability to finance an acquisition of the Company. After the meeting, the Company executed the engagement letter retaining J.P. Morgan as its financial advisor in connection with a possible change of control transaction. J.P. Morgan contacted Barclays and requested that Thomson Reuters provide a due diligence request list, which was received that day. Representatives of Barclays also sent an indicative one-week schedule to finalize due diligence and negotiations on definitive agreements.

        On June 18, 2012 and June 19, 2012, J.P. Morgan contacted the eight parties identified by the Company Board to solicit their interest in pursuing a possible transaction with the Company. Between June 18 and June 29, five of these parties expressed an interest in considering such a transaction and engaged in negotiations with K&E on the terms of a confidentiality agreement, subsequently entering into confidentiality agreements with the Company. The other three parties informed J.P. Morgan that they were not interested in considering such a transaction with the Company at that time.

        On June 20, 2012 (the stated expiration date of the revised Thomson Reuters proposal), representatives of Barclays called J.P. Morgan to get feedback on the $22.00 per share offer price and whether the Company wanted to move forward with the possible transaction. At the direction of the Company, J.P. Morgan contacted Barclays and provided a draft confidentiality agreement for Thomson Reuters with respect to a possible sale of the Company (which would be entered into in addition to the mutual non-disclosure agreement previously entered into between the Company and TR Markets on January 19, 2012). The confidentiality agreement was substantially the same form as the one sent to the eight potential parties contacted by J.P. Morgan, and contained customary provisions that included a standstill provisions and a prohibition on contacting the Company's management other than through J.P. Morgan.

        On or about June 21, 2012, at the request of Barclays, Messrs. Collier and Trudeau discussed the merits of a transaction between the Company and Thomson Reuters. Representatives of Barclays also separately contacted Mr. Trudeau to discuss various aspects of the valuation of the Company. Mr. Trudeau indicated during these conversations that he would pass the information on to the Company Board. Also on June 21, 2012, Barclays contacted J.P. Morgan to discuss the initial thoughts of Thomson Reuters on the draft of the confidentiality agreement and each party's desired path forward. Representatives of Barclays had indicated that Thomson Reuters will be sending a revised version of the confidentiality agreement with no standstill provisions and with an exclusivity provision; J.P. Morgan responded that such revisions would not be acceptable to the Company. Representatives of Barclays also requested that the Company provide a timeline for the transaction process, including timing of due diligence meetings and a target announcement date. Following a discussion with the Company, J.P. Morgan contacted Barclays with a proposal for diligence meetings on June 27 and June 28 and a July 9 target announcement.

        On June 23, 2012, representatives of Fried, Frank, Harris, Shriver & Jacobson LLP ("Fried Frank"), legal counsel to Thomson Reuters, sent a revised draft of the confidentiality agreement to K&E that included, among other things: (i) an exclusivity provision; (ii) revisions to the standstill provisions (but not removal of the entire standstill provisions); and (iii) an exclusion that would allow Thomson Reuters to contact, without first obtaining J.P. Morgan's consent (on behalf of the Company), Messrs. Weisberg and Trudeau and any customers or stockholders of the Company who own more than 1% of the outstanding shares without first obtaining J.P. Morgan's consent (on behalf of the Company). On June 24, 2012, representatives of Fried Frank and K&E had a telephone conference to discuss the proposed revisions made by Fried Frank. On June 25, 2012, K&E sent a revised draft of the confidentiality agreement to Fried Frank that, among other things: (i) removed the exclusivity provision; (ii) further revised the standstill provision; and (iii) removed the ability of Thomson Reuters to contact Messrs. Weisberg and Trudeau and any customers or stockholders of the Company who own more than 1% of the outstanding shares without first obtaining J.P. Morgan's consent (on behalf of the Company).

        Between June 25, 2012 and June 29, 2012, the Company's management met with and provided a presentation about the Company to each of the five parties (not including Thomson Reuters) that had expressed an interest in considering a possible transaction and had entered into confidentiality agreements and with the Company. The three parties who met with the Company's management on June 25, 2012 and June 26, 2012 were requested to provide initial indications of interest by Friday, June 29, 2012; the two parties who met with the Company's management later that week were requested to provide initial indications of interest early the following week.

        On June 26, 2012, Barclays contacted Mr. Trudeau to discuss proposed revisions to K&E's draft of the confidentiality agreement sent to Fried Frank on June 25. In particular, Barclays highlighted the desire of Thomson Reuters to revise the confidentiality agreement such that, among other things: (i) the standstill provisions would not become effective until the Company first provides a material amount of confidential information to Thomson Reuters; and (ii) Thomson Reuters would be permitted to speak with customers in the ordinary course of business.

        On June 27, 2012, the Transactions Committee met telephonically, with the Company's management and representatives of J.P. Morgan and K&E in attendance, to discuss the status of the process regarding the possible sale of the Company and also the Thomson Reuters requests regarding the confidentiality agreement made through Barclays. Later that day, Fried Frank sent a revised draft of the confidentiality agreement to K&E, following which the Transactions Committee again met telephonically, with the Company's management and representatives of J.P. Morgan and K&E in attendance, to discuss Fried Frank's revised draft of confidentiality agreement.

        On June 28, 2012, K&E and Fried Frank (and, separately, other representatives of the Company and Thomson Reuters) engaged in various discussions about open issues in the confidentiality agreement and exchanged revised drafts of the confidentiality agreement. Notably, the parties agreed that discussions with stockholders of the Company who own more than 1% of the outstanding shares must be under the supervision of J.P. Morgan (on behalf of the Company). Later that day, the Company and TR Markets, on behalf of Thomson Reuters and its affiliates, other than Tradeweb, executed the confidentiality agreement and K&E sent to Fried Frank a draft Merger Agreement. The parties agreed to first negotiate the terms of the merger agreement before engaging in due diligence and the confidentiality agreement contemplated that the Company would provide due diligence material following receipt of a formal request thereof from Thomson Reuters (which request and receipt of due diligence materials would trigger the standstill provision in the confidentiality agreement).

        On June 29, 2012, Fried Frank sent to K&E a list of twelve significant issues raised by the draft merger agreement and proposed resolutions for each. The list included, among other things: (i) the Thomson Reuters objection to the 6% reverse termination fee in the event of the failure to obtain the requisite regulatory approvals, proposing instead a 2.25% fee, which matched the Company's termination fee; (ii) the Thomson Reuters request that the "reasonable best efforts" regulatory standard be defined not to include a Thomson Reuters obligation to divest assets; (iii) modifications to the Company Board's ability to change its recommendation and terminate the agreement in connection with its exercise of its fiduciary duties; (iv) a proposal of 12 months for the definition of "Outside Date," the date after which either party could terminate the Merger Agreement if the Acceptance Time (as defined in the draft merger agreement) had not occurred by then; (v) modifications to the interim operating covenant; (vi) modifications to the definition of "Company Material Adverse Effect;" and (vii) a request that funds affiliated with Technology Crossover Ventures, Mr. Weisberg and Mr. Cooley enter into tender and support agreements. Shortly after sending the list, a telephone conference attended by Priscilla Hughes, Senior Vice President and General Counsel Americas for Thomson Reuters, Mr. Collier and Mr. Federico Ortiz, Vice President, Corporate Development for Thomson Reuters, and representatives of each of Fried Frank and Barclays, on behalf of Thomson Reuters, and Mr. Trudeau, Mr. Weisberg and representatives of each of K&E and J.P. Morgan, on behalf of the Company, took place during which Ms. Hughes and representatives of Fried Frank provided additional detail on the issues raised by such list.

        Also on June 29, 2012, J.P. Morgan received a letter from Company A, one of the five parties that executed a confidentiality agreement and expressed interest in pursuing a transaction with the Company. The letter set forth a non-binding indication of interest to acquire 100% of the outstanding shares of the Company for a purchase price of $570-$600 million in cash. J.P. Morgan indicated to the Company Board that, based on its preliminary calculations (the methodology of which was later confirmed by Company A), Company A's offer translated to approximately $18.74-$19.64 per Share, assuming 28,443,941 outstanding Shares plus 5,047,850 Shares subject to Company Options with a weighted average exercise price of $11.45 per Share (as of June 30, 2012). Following receipt of the letter from Company A and leading up to the signing of the Merger Agreement, at the direction of the Company, J.P. Morgan contacted Company A multiple times to indicate that Company A would need to increase its offer price in order to continue to participate in the process. In addition, Mr. Putnam contacted Company A to explain the potential benefits of a transaction between Company A and the Company and the need for Company A to increase its offer price.

        Also on June 29, 2012, J.P. Morgan received a letter from Company B, one of the five parties that executed a confidentiality agreement and expressed interest in pursuing a transaction with the Company. The letter set forth a non-binding indication of interest to acquire 100% of the outstanding shares of the Company for a price per share in the "low 20s" in cash. In addition, on June 30, 2012, following instructions from the Company, J.P. Morgan also sent Company B the draft of the merger agreement that was previously sent to Thomson Reuters. Following receipt of the letter from Company B and leading up to the signing of the Merger Agreement, at the direction of the Company, J.P. Morgan contacted Company B multiple times requesting a firm offer price and a markup to the merger agreement; however, Company B refused to provide a more definitive offer price and did not provide any comments to the draft merger agreement. The Company Board was promptly informed of the letters from Company A and Company B.

        On June 30, 2012, the Transactions Committee met telephonically, with the Company's management and representatives of J.P. Morgan and K&E in attendance, to discuss the issues raised by Thomson Reuters in its June 29, 2012, issues list and on telephone conference that day, and the proposed response by the Company to such issues. Later that day, J.P. Morgan provided to Barclays a list of responses and counter-proposals to the twelve issues raised by Thomson Reuters. The response included, among other things: (i) a proposal of three months for the definition of "Outside Date" with an automatic one month extension in the event clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), had not been obtained within the three-month period; (ii) rejection of the Thomson Reuters proposed modifications to the definition of "Company Material Adverse Effect;" (iii) confirmation that funds affiliated with Technology Crossover Ventures, Mr. Weisberg and Mr. Cooley would enter into tender and support agreements, with the caveat that the tender and support agreements comply with lockup provisions to which such parties are subject and terminate upon a change of recommendation of the Company Board; and (iv) a proposed compromise regarding the circumstances in which the Company would be obligated to pay a termination fee following a termination of the Merger Agreement.

        On July 1, 2012, Fried Frank sent a revised draft of the merger agreement. Shortly thereafter a telephone conference attended by Ms. Hughes, Mr. Collier, Mr. Ortiz and representatives of each of Fried Frank and Barclays, on behalf of Thomson Reuters, and Mr. Trudeau, Mr. Weisberg and representatives of each of K&E and J.P. Morgan, on behalf of the Company, took place in which Ms. Hughes and representatives of Fried Frank noted that only four principal issues remained outstanding: (i) the "Outside Date;" (ii) whether the Company would be obligated to pay a termination fee during the "tail period" upon entry into a definitive agreement with respect to an alternative transaction or only upon consummation of such alternative transaction; (iii) the definition of "Company Material Adverse Effect;" and (iv) a request that the tender support agreements terminate upon the termination of the Merger Agreement and not upon a change of recommendation of the Company Board (as proposed by the Company). Following the call, K&E sent by e-mail to the members of the Transactions Committee and the Company's management a proposed response to each of the four outstanding issues raised by Thomson Reuters not agreeing to the Thomson Reuters proposals on issues (i), (iii) and (iv) above and proposing as a compromise on issue (ii) that the Company would be obligated to pay the termination fee during the "tail period" upon entry into a definitive agreement with respect to an alternative transaction, but only if such alternative transaction was the same as the one announced prior to the termination of the Merger Agreement. Later that day, the Transactions Committee accepted the proposed responses and J.P. Morgan sent them by e-mail to Barclays.

        On July 2, 2012, the Company Board met telephonically, with the Company's management and representatives of J.P. Morgan and K&E in attendance, to discuss the status of the negotiations with Thomson Reuters and the status of the solicitation of indications of interest from other parties. During the meeting, J.P. Morgan received a letter from Company C, one of the five parties that executed a confidentiality agreement and expressed interest in pursuing a transaction with the Company, setting forth a non-binding indication of interest to acquire 100% of the outstanding shares of the Company for $19.75 per share in cash, subject to satisfactory completion of due diligence. The letter was promptly forwarded to the Company Board. At the direction of the Company, J.P. Morgan contacted Company C and indicated that Company C would need to increase its offer price in order to continue to participate in the process.

        Also on July 2, 2012, K&E and Fried Frank had several discussions regarding the Company's response to the four remaining issues.

        On July 3, 2012, the Company sent Fried Frank a revised draft of the Merger Agreement. Also on July 3, 2012, Barclays contacted J.P. Morgan proposing a compromise on the "Outside Date" such that it would be defined to mean December 31, 2012 with an automatic three-month extension, accepting the Company's proposal on issue (ii) and noting that the other two issues should be further negotiated but that they would not delay the process. Also on July 3, 2012, Company A informed J.P. Morgan that it had decided not to pursue a transaction with the Company because, even if it were to conduct a significant amount of due diligence, it was unsure it would be able to offer a price higher than what had previously been offered by Company A. In addition, the two parties that had signed confidentiality agreements but that did not make any offers informed J.P. Morgan that they had decided not to pursue a transaction with the Company at that time.

        On July 3, 2012 and July 4, 2012 there were various discussions between Barclays and J.P. Morgan regarding the "Outside Date" in the Merger Agreement. Following discussions with the Company and K&E, J.P. Morgan responded to Barclays with an alternative compromise whereby the "Outside Date" would be defined to mean the three-month anniversary of the signing of the Merger Agreement, with automatic extensions until December 21, 2012. On July 4, 2012, Barclays contacted J.P. Morgan and noted that Thomson Reuters would agree to J.P. Morgan's latest proposal on the "Outside Date" so long as the Company agreed that Thomson Reuters would not be obligated to divest any assets as part of its regulatory efforts covenant.

        On July 4, 2012, Fried Frank, Ms. Hughes and K&E had a telephone conference to discuss the revised draft of the Merger Agreement. Ms. Hughes indicated that Thomson Reuters would participate in the due diligence meetings that were scheduled for the following day only if the parties were able to resolve the outstanding issues regarding the "Outside Date" and the regulatory efforts covenant. In response to Ms. Hughes request, K&E sent an e-mail clarifying that (i) the "Outside Date" would initially be three months with automatic extensions through December 21, 2012 if HSR clearance was not obtained before that date, (ii) the regulatory covenant would provide that the Thomson Reuters reasonable best efforts obligation does not include an obligation to divest assets and (iii) the reverse termination fee would be payable by Thomson Reuters if regulatory clearance was not obtained even if Thomson Reuters is not then in breach of the Merger Agreement. Ms. Hughes responded to K&E's e-mail requesting that the "Outside Date" be extended to December 31, 2012 in the event that HSR clearance is obtained by December 21, 2012 and K&E accepted such request subject to payment to stockholders and optionholders by December 31, 2012. Ms. Hughes then formally requested that evaluation material be provided to Thomson Reuters in accordance with the Confidentiality Agreement. Following such request, J.P. Morgan granted Thomson Reuters access to a virtual data room and confirmed the meetings to be scheduled for the following day. Later that day, Fried Frank sent a revised draft of the Merger Agreement to K&E.

        On July 5, 2012, representatives of Thomson Reuters and management of the Company, together with representatives of Barclays and J.P. Morgan, attended meetings throughout the day covering various due diligence topics requested by Thomson Reuters. Also on July 5, 2012, K&E sent a draft of the tender and support agreements to Fried Frank.

        On July 6, 2012, K&E sent a revised draft of the merger agreement to Fried Frank. The Company Board met telephonically on July 6, 2012, with the Company's management and representatives of J.P. Morgan and K&E in attendance, to review the current status of the negotiations with Thomson Reuters and other potential acquirers, and to review the most current draft of the merger agreement. Also on July 6, 2012, J.P. Morgan received an indication from Company C that it decided not to pursue a transaction with the Company at that time.

        On July 6, 2012 and July 7, 2012, Thomson Reuters and Barclays separately contacted Mr. Weisberg and Mr. Trudeau on several occasions requesting updates on certain due diligence requests and additional information with respect to certain of the Company's customers.

        On July 7, 2012, representatives of Thomson Reuters, Fried Frank and Barclays met with representatives of the Company, J.P. Morgan and K&E at Fried Frank's office in New York to negotiate the Merger Agreement, disclosure schedules and tender and support agreement. Throughout the day and into the early morning of July 8, 2012, various conversations took place between the parties and their representatives and various drafts of the Merger Agreement and related transaction documents were exchanged. In addition, Messrs. Collier, Clark, Weisberg and Trudeau discussed certain outstanding business issues including employee retention concerns by telephone late in the evening on July 7, 2012. Neither the continued employment of Mr. Weisberg nor any details regarding his possible compensation and benefits should he stay at the Company following a possible acquisition by Thomson Reuters was discussed at any point prior to the announcement of the Transaction.

        In the evening of July 7, 2012 and throughout the day of July 8, 2012, Mr. Clark and Mr. Weisberg exchanged emails to coordinate the post-signing approach of the Company and Thomson Reuters to communicating the acquisition to stockholders and customers. In the evening of July 8, 2012, Mr. Clark and Mr. Weisberg also communicated via email to organize and schedule meetings with customers following signing.

        On July 8, 2012, the Company Board met telephonically, with the Company's management and representatives of J.P. Morgan and K&E in attendance, to review the draft Merger Agreement. Representatives of J.P. Morgan reviewed J.P. Morgan's financial analysis of the proposed transaction and delivered its oral opinion, which was later confirmed in writing, that, as of the date of the opinion, and subject to the various factors, procedures, assumptions, qualifications and limitations discussed with the Company Board and set forth in J.P. Morgan's written opinion, the $22.00 per share in cash to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. Following discussion, the Company Board unanimously authorized the Company to enter into the Merger Agreement with such changes as the Company's executive officers deem necessary or advisable. Throughout the day, the parties exchanged various drafts to finalize the remaining outstanding issues. Late in the day, the parties executed the Merger Agreement and Support Agreements.

        Before the opening of trading on the NYSE on July 9, 2012, Thomson Reuters and the Company issued a joint press release announcing the execution of the Merger Agreement (a copy of which is filed as Exhibit (a)(5)(A) to this Schedule 14D-9).

        On July 18, 2012, the Offer was commenced by Merger Sub.

Reasons for the Recommendation of the Company Board.

        In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company stockholders accept the Offer, tender their Shares in the Offer and, if required by applicable law, vote in favor of adoption of the Merger Agreement, the Company Board considered numerous factors in consultation with the Company's senior management, and its legal and financial advisors, K&E and J.P. Morgan, respectively, including the following material factors, each of which the Company Board believes supported its determinations:

  •
  Cash Tender Offer; Certainty of Value.    The Company Board noted that the form of consideration to be paid to holders of Shares in the Offer and the Merger was all cash and considered the certainty of value of such cash consideration.

  •
  Transaction Financial Terms; Premium to Market Price.    The Company Board considered:

  •
  The fact that the Offer Price represents an approximately 40.1% premium to the closing price on July 6, 2012, the last trading day before the announcement of the Offer;

  •
  The fact that the Offer Price represents approximately a 17.5% premium to the highest trading price and approximately a 69.2% premium to the lowest trading price since the Company's initial public offering;

  •
  The fact that no other potential bidder submitted an offer to acquire the Company at a higher price per share, with several potential bidders indicating that they could not support a valuation that would likely be acceptable to the Company Board;

  •
  The fact that the Offer Price is approximately 12.8% higher than the price included in the initial proposal received from Thomson Reuters on May 18, 2012, of $19.50 per Share; and

  •
  The Company Board's belief that, based on the history of the Company's negotiations with Thomson Reuters, it had obtained Thomson Reuters' best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

  •
  J.P. Morgan Fairness Opinion.    The Company Board considered the financial presentation and opinion, dated July 8, 2012, of J.P. Morgan to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $22.00 per Share consideration to be received in the Offer and the Merger by holders of Shares, which opinion was based on and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken as more fully described below under the heading "Opinion of the Company's Financial Advisor."

  •
  Financial Condition and Prospects of the Company.    The Company Board considered the current and historical financial condition, results of operations, competitive position, business strategy, strategic options and prospects of the Company, as well as the Company's financial prospects if it were to remain as an independent public company based on the Company's management three cases of projections and the Company's management views as to the likelihood of achieving each case (as more fully described in the section titled "Financial Projections" below). The Company Board also discussed the benefit to the Company's stockholders of an acquisition at a significant premium to the unaffected market price without being subject to the risks referred to above.

  •
  Strategic Alternatives.    The Company Board considered its belief that the value offered to holders of Shares in the Offer and the Merger was more favorable to holders of Shares than the potential value of remaining an independent public company, including based on a review of the Company's management three cases of projections and the Company's management views as to the likelihood of achieving each case (as more fully described in the section titled "Financial Projections" below). The Company actively sought proposals from multiple web-based information and investment services companies with the financial capacity to acquire the Company and did not receive any offer that provided more value to stockholders than the Merger Agreement (as more fully described above in the section titled "Background of the Offer").

  •
  Negotiations of Merger Agreement.    The Company Board considered the fact that the Merger Agreement was negotiated at arm's-length between the Company and Thomson Reuters with the assistance of their respective legal and financial advisors.

  •
  Tender Offer Structure.    The Company Board considered the fact that the Offer followed by the second-step Merger for the same cash consideration would likely enable holders of Shares the opportunity to obtain the benefits of the transaction more quickly than in a one-step merger transaction. The Company Board also considered the availability of the Top-Up Option and that Merger Sub in certain circumstances will be obligated to exercise the Top-Up Option, which would permit Merger Sub to close the Merger as a "short form" merger under the DGCL more quickly than alternative structures.

  •
  Support Agreements.    TCV VI, a highly sophisticated investor that owns (together with TCV Member Fund) approximately 28% of the outstanding Shares, and who has representatives on the Company Board, has agreed to tender its Shares in the Offer.

  •
  Availability of Appraisal Rights.    The Company Board considered the fact that statutory appraisal rights under the DGCL would be available in the cash-out Merger for stockholders who do not tender their shares in the Offer.

  •
  Release under Standstill Agreements.    The Company Board considered the fact that all potential bidders that had executed confidentiality agreements would be released from the standstill provisions contained therein upon announcement of the Merger Agreement, and would be permitted to submit unsolicited proposals to the Company.

  •
  Terms of the Merger Agreement.    The Company Board believed that, taken as a whole, the provisions of the Merger Agreement were favorable to the Company's stockholders. In particular:

  •
  Ability to Consider Alternative Transactions and to Terminate the Merger Agreement.    The Company Board considered that it would be permitted to furnish non-public information and engage in discussions and negotiations with any third party that provided to the Company an unsolicited proposal that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes, or is reasonably expected to lead to, a superior proposal. The Company Board also considered that it would be able to terminate the Merger Agreement to enter into an acquisition agreement with respect to a superior proposal and noted that the exercise of this right would require the Company to pay Parent a termination fee of $14,500,000.

  •
  Ability to Change Recommendation to Stockholders.    The Company Board considered that it retained the ability to withdraw, modify or qualify its recommendation to stockholders of the Company if it determines in good faith (after consultation with its outside legal counsel) that a failure to do so would reasonably be expected to be inconsistent with its fiduciary duties in response to either a superior proposal or a material event, development or change in circumstances with respect to the Company which occurred, arose or came to the attention of the Company Board after the date on which the Merger Agreement was executed and prior to the Acceptance Time, and which was not known by the Company Board or the Company's management as of or prior to such date. The Company Board also noted that upon a change of its recommendation, the Support Agreements would automatically terminate. The Company Board also noted that the exercise of this right would give Parent the right to terminate the Merger Agreement and require the Company to pay Parent a termination fee of $14,500,000.

    •
    Termination Fee.    The Company Board also considered the termination fee of $14,500,000, approximately 2.1% of the equity value of the Company, that could become payable pursuant to the Merger Agreement under certain circumstances. The Company Board believed that Parent's requirement that it receive a termination fee in such amount under the agreed circumstances was reasonable, and it did not believe that the termination fee would likely deter third parties from making a competing proposal for the Company. The Company Board was also apprised by its legal advisor of the customary nature and amount of the termination fee and that such an amount was relatively low as compared to transactions of this type.

    •
    Specific Performance and Monetary Damages.    The Company Board considered that the Company would be entitled to seek specific performance or monetary damages in the event that Parent breaches the Merger Agreement or fails to complete the Offer when required to do so.

  •
  Likelihood of Consummation.    The Company Board considered the likelihood that the Merger would be consummated. In particular:

  •
  the absence of any financing condition to consummation of the Offer or the Merger;

  •
  the fact that the consummation of the Offer is conditioned on a majority of the fully-diluted Shares being validly tendered (and not properly withdrawn) in the Offer and that such minimum tender condition could not be waived by Merger Sub;

  •
  the fact that approximately 32.5% of the outstanding Shares have agreed, subject to certain terms and conditions, to tender their Shares in the Offer pursuant to the Support Agreements;

  •
  the fact that there are relatively few conditions to the Offer and the Merger and that the only material regulatory filings that would be required to consummate the Offer and the Merger are the filing of a pre-merger notification form pursuant to the HSR Act and the change in controller application pursuant to the UK Financial Services and Markets Act 2000 ("FSMA");

  •
  the Company Board's expectation that there would be no significant antitrust or other regulatory impediments and that there are no third party consents that are conditions to the Transactions;

  •
  the fact that Merger Sub is required, subject to certain exceptions, to extend the Offer in certain circumstances;

  •
  the Company's ability to request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger; and

  •
  the Company's ability under the Merger Agreement to pursue damages.

  •
  Reputation of Thomson Reuters.    The Company Board considered the business reputation of Thomson Reuters and its management, that Thomson Reuters has sufficient financial resources to complete the Offer and the Merger through its existing cash balances and borrowings, including from expansion of its existing credit lines, money markets and capital markets transactions and the prior experience of Thomson Reuters in completing acquisitions of other companies.

        The Company Board also considered potential risks or negative factors relating to the Offer and the Merger, including the following:

  •
  Risk of Non-Consummation.    The Company Board considered the risk that the proposed Offer and Merger might not be consummated and the effect of the resulting public announcement of termination of the Merger Agreement on:

  •
  The market price of the Shares. In that regard, the Company Board noted that the market price could be affected by many factors, including: (i) the reason or reasons for which the Merger Agreement was terminated and whether such termination resulted from factors adversely affecting the Company; (ii) the possibility that, as a result of the termination of the Merger Agreement, the marketplace would consider the Company to be an unattractive acquisition candidate; and (iii) the possible sale of Shares by short-term investors following an announcement of termination of the Merger Agreement;

  •
  The Company's operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination payment; and

  •
  The Company's ability to attract and retain key personnel.

  •
  Possible Disruption of Business.    The Company Board considered the possible disruption to the Company's business that may result from the announcement of the Transactions and the resulting distraction of the attention of the Company's management and employees. The Company Board also considered the fact that the Merger Agreement contains limitations regarding the operation of the Company during the period between the signing of the Merger Agreement and the consummation of the proposed Merger. The Company Board believed that it was likely that these risks would be minimized as a result of the transaction being structured as a tender offer, which could result in a reasonably prompt consummation of the Transactions.

  •
  Offer and Merger Consideration Taxable.    The Company Board considered that the cash consideration to be received by the Company's stockholders in the Offer and the Merger would be taxable to the stockholders. The Company Board believed that this was mitigated by the fact that the entire consideration payable in the transaction would be cash, providing adequate cash for the payment of any taxes due.

  •
  Future Growth.    The Company Board considered the fact that if the proposed Merger is consummated, the Company would no longer exist as an independent company, and the Company's stockholders would no longer participate in the future growth and profits of the Company. The Company Board concluded that providing the Company's stockholders the opportunity to sell their Shares at an attractive price currently was preferable to remaining as an independent public company in which the holders of such Shares would have a speculative potential for future gain.

  •
  Restrictions on Soliciting Proposals.    The Company Board considered that the Merger Agreement imposes restrictions on soliciting acquisition proposals from third parties. However, based upon the process to identify potential alternative acquirers as described above in section titled "Background of the Offer", the Company Board believed it had a basis for determining that the Offer and the Merger were the best transactions reasonably likely to be available to the Company.

  •
  Interests of Directors and Officers that are Distinct from the Interest of the Company's Stockholders.    The Company Board considered the interests of certain members of senior management and the members of the Company Board, in the Offer and the Merger, including the arrangements described above in Item 3 of this Statement, and that all Company Options and restricted stock units (whether vested or unvested) would be cashed out in the Merger.

        The foregoing discussion of the factors considered by the Company Board is not intended to be exhaustive, but includes the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that individual members of the Company Board may have given different weight to different factors.

Opinion of the Company's Financial Advisor.

        Pursuant to an engagement letter dated June 18, 2012, the Company retained J.P. Morgan as its financial advisor in connection with the Transactions.

        At the meeting of the Company Board on July 8, 2012, J.P. Morgan rendered its oral opinion to the Company Board that, as of such date and based upon and subject to the factors, procedures, assumptions, qualifications and limitations described to the Company Board at that meeting and set forth in its opinion, the consideration to be paid for the Shares in connection with the Transactions was fair, from a financial point of view, to the holders of the Shares. J.P. Morgan has confirmed its July 8, 2012 oral opinion by delivering its written opinion, dated July 8, 2012, which describes, among other things, the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with its opinion, to the Company Board that the consideration to be paid for the Shares in the connection with the Transactions was fair, from a financial point of view, to the holders of the Shares.

        The full text of J.P. Morgan's written opinion is included as Annex II to this Schedule 14D-9 and is incorporated herein by reference. The summary of J.P. Morgan's opinion below is qualified in its entirety by reference to the full text of the opinion, and the Company's stockholders are urged to read the opinion carefully and in its entirety. J.P. Morgan provided its opinion for the information of the Company Board in connection with and for the purpose of the Company Board's evaluation of the Transactions contemplated by the Merger Agreement. J.P. Morgan's written opinion addresses only the consideration to be paid to the holders of Shares in the Transactions, and does not address any other matter. J.P. Morgan's opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares into the Offer or how such stockholder should vote with respect to any matter if such vote is required. The consideration to be paid to the holders of Shares in connection with the Transactions was determined in negotiations between the parties to the Merger Agreement, and the decision to approve and recommend the Transactions was made by the Company Board.

        In arriving at its opinion, J.P. Morgan, among other things:

  •
  reviewed a draft dated July 8, 2012, of the Merger Agreement;

  •
  reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

  •
  compared the proposed financial terms of the Transactions with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

  •
  compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

  •
  reviewed certain internal financial analyses and forecasts prepared by management relating to its business (taking into account the relative probabilities associated with the various forecasts, as assigned by management); and

  •
  performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

        In addition, J.P. Morgan held discussions with certain members of management and Parent with respect to certain aspects of the Transactions and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

        In giving its opinion, J.P. Morgan has relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with it by the Company and the Parent or otherwise reviewed by or for it, and J.P. Morgan has not independently verified (nor has J.P. Morgan assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. As discussed below under "Projected Financial Performance Cases," in the course of its evaluation, J.P. Morgan reviewed three cases of projected financial performance of the Company developed by the Company's management. At the direction of the Company, J.P. Morgan analyzed those cases using a range of probabilities assigned by the Company's management to each of the three cases. For purposes of its opinion and evaluation of the Transaction, the Company directed J.P. Morgan to rely on the range of probabilities that the Company's management assigned to each of the three cases and not to rely on any one of the three cases alone. In relying on financial analyses and forecasts (including the relative probabilities thereof) provided to J.P. Morgan or derived therefrom at the direction of the Company, J.P. Morgan assumed that they were reasonably prepared based on assumptions that reflected the best currently available estimates and judgments by the Company's management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts (including the relative probabilities thereof) related. J.P. Morgan expressed no view as to such analyses or forecasts (including the relative probabilities thereof) or the assumptions on which they were based. J.P. Morgan also assumed that the Transactions and the other transactions contemplated by the Merger Agreement would be consummated as described in the Merger Agreement, and that the definitive Merger Agreement would not differ in any material respects from the draft furnished to J.P. Morgan on July 8, 2012. J.P. Morgan has also assumed that the representations and warranties made by the Company and the Parent and Merger Sub in the Merger Agreement and the related agreements are will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transactions.

        J.P. Morgan's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan's opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of the Shares in connection with the Transactions, and J.P. Morgan expressed no opinion as to the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the

Company to engage in the Transactions. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transactions, or any class of such persons relative to the consideration to be received by the holders of the Shares in connection with the Transactions or with respect to the fairness of any such compensation.

        In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses undertaken by J.P. Morgan in connection with rendering the opinion delivered by J.P. Morgan to the Company Board on July 8, 2012, and contained in the presentation delivered to the Company Board on July 8, 2012 in connection with the rendering of such opinion. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary and the opinion. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan's financial analyses.

        All equity value per Share figures set forth in the "Public Trading Multiples Analysis," "—Selected Transaction Analysis" and "Discounted Cash Flow Analysis" sections are rounded to the nearest $0.25. Share count for the Company is based on 28 million shares outstanding and 5 million unexercised options outstanding, with diluted share count calculated using the treasury stock method of net share settlement for outstanding options and taking into account restricted stock units of the Company. For purposes of its analyses, J.P. Morgan considered all cash on the Company's balance sheet as "excess cash."

        Projected Financial Performance Cases.    The Company's management furnished to J.P. Morgan estimates of the Company's projected financial performance through 2015 prepared by the Company's management under three different cases: Case 2, which was viewed by the Company's management to be the most likely case; Case 3, which reflected a lower level of financial performance by the Company as compared to Case 2 and was viewed by the Company's management as the next most likely case; and Case 1, which reflected a higher level of financial performance by the Company as compared to Case 2 and was viewed by the Company's management as the least likely case. Cases 1, 2 and 3 are referred to in this section as the "Management Cases." The Company's management assigned a specific range of probabilities to each of Management Cases, as follows, based on the Company's management's assessment of the likelihood of each case: Case 2 was assigned a probability range of 40-60%, Case 1 was assigned a probability range of 0-20% and Case 3 was assigned the implied balance probability range after Cases 1 and 2 were considered together. At the direction of the Company, J.P. Morgan relied on the relative probabilities assigned to each of the three Management Cases in connection with its analysis of the Transactions and for purposes of its opinion. J.P. Morgan, at the direction of the Company, did not rely on any single Management Case alone, and J.P. Morgan expressed no view as to any of Management Cases or the probabilities assigned to them by the Company's management.

        The Company informed J.P. Morgan that it does not generally publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan's analysis of the Transactions. J.P. Morgan was advised that such projections, including Management Cases, were prepared in connection with the Transactions and not with a view towards public disclosure. These Management Cases were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. See the section titled "Financial Projections" below.

        Public Trading Multiples.    Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to the Company's business. These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan's analysis, may be considered similar to those of the Company. However, none of the companies selected is identical or directly comparable to the Company. Accordingly, J.P. Morgan made judgments and assumptions concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

        In its analysis, J.P. Morgan identified five sets of comparable companies:

Alternative Trading Systems (ATSs)/Market Makers

  •
  Interactive Brokers LLC

  •
  Knight Capital Group, Inc.

  •
  MarketAxess Holdings Inc.

  •
  Investment Technology Group, Inc.

Interdealer Brokers

  •
  ICAP plc

  •
  BGC Partners Inc.

  •
  GFI Group Inc.

Retail FX

  •
  FXCM Inc.

  •
  GAIN Capital Holdings Inc.

Exchanges

  •
  CME Group Inc.

  •
  InterContinentalExchange Inc.

  •
  Deutsche Börse AG

  •
  NYSE Euronext, Inc.

  •
  London Stock Exchange plc

  •
  NASDAQ OMX Group Inc.

  •
  Chicago Board Options Exchange, Inc.

Workflow Software Providers

  •
  Thomson Reuters Corporation

  •
  The McGraw-Hill Companies Inc.

  •
  FactSet Research Systems Inc.

  •
  MSCI Inc.

  •
  SS&C Technologies Inc.

  •
  Fidessa Group plc

        For each selected company, J.P. Morgan calculated such company's price divided by the estimated unadjusted earnings per share, or "Price/EPS," at December 31, 2012, and December 31, 2013, respectively, and such company's firm value divided by unadjusted earnings before interest, taxes, depreciation and amortization ("EBITDA"), or "FV/EBITDA," at December 31, 2012, and December 31, 2013, respectively. For purposes of this analysis, a company's firm value was calculated as the market value of such company's common stock (as of July 5, 2012) plus the value of such company's indebtedness and minority interests and preferred stock, minus such company's cash, cash equivalents and marketable securities. For each of the analyses performed by J.P. Morgan, estimated financial data for the selected companies were based on the selected companies' filings with the SEC (or other public securities filings for public companies listed outside the United States) and publicly available research analysts' consensus estimates.

        The following table represents the results of this analysis:

	Range		Median
Peer Group	2012	2013	2012	2013
ATSs/Market Makers
Price/EPS	9.8x-20.5x	6.9x-15.7x	14.3x	10.5x
FV/EBITDA	4.0x-9.8x	3.5x-8.1x	5.6x	4.8x
Interdealer Brokers
Price/EPS	9.5x-16.8x	7.7x-9.6x	10.3x	9.6x
FV/EBITDA	5.1x-6.8x	4.1x-6.1x	5.5x	5.2x
Retail FX
Price/EPS	14.6x-22.1x	7.9x-10.6x	18.4x	9.2x
FV/EBITDA	5.7x	4.3x	5.7x	4.3x
Exchanges
Price/EPS	8.9x-17.8x	7.8x-15.2x	12.2x	11.8x
FV/EBITDA	6.7x-9.9x	6.4x-8.9x	7.4x	7.4x
Workflow Software Providers
Price/EPS	13.8x-26.3x	12.5x-21.3x	19.9x	17.6x
FV/EBITDA	8.1x-13.5x	7.6x-12.2x	10.5x	8.9x

        Based on the results of this analysis and other factors, including financial and operating metrics, that J.P. Morgan considered appropriate, J.P. Morgan determined a Price/EPS of 14.0x-16.5x for 2013 and a FV/EBITDA of 7.0x-9.0x for 2013 that it applied to each of the three Management Cases. This resulted in an implied equity value per Share of $13.50 to $20.25 based on Price/EPS and $16.50 to $24.50 based on FV/EBITDA, across all Management Cases. These ranges, however, do not reflect the Company's management's assigned relative probabilities of each Management Case and, at the direction of the Company, were not relied on by J.P. Morgan in rendering its opinion. Instead, J.P. Morgan was directed to rely on the results of applying the Price/EPS and FV/EBIDTA noted above to Management Cases after taking into account the range of probabilities assigned by management to each of Management Cases. This resulted in an implied equity value per Share of $14.50 to $18.00 based on Price/EPS and $17.25 to $22.25 based on FV/EBITDA. A summary of the results is presented below:

	Range of Implied Equity Value per Share
	Low	High
Probability-Adjusted Management Cases
Price/EPS	$14.50	$18.00
FV/EBITDA	$17.25	$22.25

        Selected Transaction Analysis.    Using publicly available information, J.P. Morgan examined the following selected transactions involving businesses which J.P. Morgan judged to be sufficiently analogous to the Company's business and most relevant in evaluation of the Transactions:

Category/Date Announced	Acquiror	Target
ATSs
June 3, 2008	InterContinentalExchange Inc.	Creditex Group, Inc.
December 11, 2007	NYSE Euronext Inc.	Atos Euronext Market Solutions Holdings S.A.S.
July 13, 2005	Investment Technologies Group, Inc.	The Macgregor Group, Inc.
April 8, 2004	Thomson Corporation	TradeWeb Markets LLC
Data Analytics
August 25, 2011	Bloomberg L.P.	Bureau of National Affairs Inc.
September 21, 2010	Capital IQ Inc.	TheMarkets.com LLC
May 4, 2010	Funds associated with Silver Lake Management, LLC & Warburg Pincus LLC	Interactive Data Corporation
March 1, 2010	MSCI Inc.	RiskMetrics Group, Inc.
August 1, 2008	SunGard Data Systems Inc.	GL Trade S.A.
July 17, 2008	Bloomberg L.P.	Bloomberg Inc.
January 28, 2008	Moody's Investors Service, Inc.	BQuotes Inc.
January 14, 2008	NYSE Euronext, Inc.	Wombat Financial Software, Inc.
Exchanges
June 15, 2012	Hong Kong Exchanges and Clearing Limited	London Metal Exchange Ltd.
June 22, 2011	Maple Group Acquisition Corp.	TMX Group Inc.
February 9, 2011(a)	London Stock Exchange Ltd.	TMX Group Inc.
October 25, 2010(b)	Singapore Exchange Limited	ASX Limited
March 25, 2008	Bolsa de Mercadorias e Futuros	Bolsa de Valores de São Paulo
March 17, 2008	CME Group, Inc.	NYMEX Holdings, Inc.

(a)
Transaction did not receive the necessary shareholder approval.

(b)
Transaction did not receive the necessary regulatory approval.

        For each of the selected transactions, to the extent information was publicly available, J.P. Morgan calculated and compared the transaction value divided by the target's estimated unadjusted EBITDA for the next twelve months as of the quarter ended immediately prior to the announcement of the respective transaction ("NTM EBITDA"), or "Transaction Value/NTM EBITDA Multiple." This analysis indicated the following implied multiples based on the selected transactions:

Transaction Value/NTM EBITDA Multiple
High	16.9x
Low	9.2x
Median	13.0x

        Based on the results of this analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan derived a Transaction Value/NTM EBITDA Multiple of 9.0x-13.0x to the Company's EBITDA for the next twelve-month period beginning June 30, 2012, as forecasted by the Company's management under each of the three Management Cases. This resulted in an implied equity value per Share of $18.75 to $29.25 across all Management Cases. This range, however, does not reflect the Company's management's assigned relative probabilities of each Management Case and, at the direction of the Company, were not relied on by J.P. Morgan in rendering its opinion. Instead, J.P. Morgan was directed to rely on the results of applying the Transaction Value/NTM EBITDA Multiple noted above to Management Cases after taking into account the range of probabilities assigned by the Company's management to each of Management Cases. This resulted in an implied equity value per Share of $19.25 to $27.00. A summary of the results is presented below:

	Range of Implied Equity Value per Share
	Low	High
Probability-Adjusted Management Cases	$19.25	$27.00

        Discounted Cash Flow Analysis.    J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per Share. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their "present value." "Present value" refers to the current value of one or more future cash payments, which, as used herein refer to cash flows estimated to be generated by the Company, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. "Terminal value" refers to the capitalized value of all cash flows from an asset for periods beyond the final forecast period.

        J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during the fiscal year 2012 through 2022 based upon Management Cases. The results of those calculations are presented below:

	Unlevered Free Cash Flows Calculated from Management Cases
	(dollars in millions)
	H2 2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Management Case 1	$18.9	$39.9	$46.4	$59.6	$67.5	$78.8	$89.6	$99.6	$108.2	$114.9	$119.2
Management Case 2	$17.7	$36.2	$39.7	$50.0	$55.8	$63.9	$71.6	$78.6	$84.7	$89.5	$92.8
Management Case 3	$17.2	$33.6	$32.4	$38.0	$40.6	$44.5	$48.1	$51.5	$54.4	$57.0	$59.0

        J.P. Morgan also calculated a range of Terminal values of the Company at the end of the period ending 2022 by applying a perpetuity growth rate of 2.0-3.0% to the unlevered free cash flow of the Company during the terminal period of the projections. The unlevered free cash flows and the range of terminal values were discounted to present values using a range of discount rates from 11.0% to 13.0%, which were chosen by J.P. Morgan based upon an analysis of the capital structures and costs of equity and debt of the Company and publicly traded companies that were considered similar, for these purposes, to the Company (as identified under "Public Trading Multiples" above). Based on the foregoing, this analysis resulted in an implied equity value per Share of $16.00 to $34.00 across all Management Cases. This range, however, does not reflect the Company's management's assigned relative probabilities of each Management Case and, at the direction of the Company, were not relied on by J.P. Morgan in rendering its opinion. Instead, J.P. Morgan was directed to rely on the results of calculating the Present value of unlevered free cash flows under Management Cases after taking into account the range of probabilities assigned by the Company's management to each of Management Cases. This resulted in an implied equity value per Share of $18.00 to $27.50. A summary of the results is presented below:

	Range of Implied Equity Value per Share
	Low	High
Probability-Adjusted Management Cases	$18.00	$27.50

        Historical Stock Price Information.    J.P. Morgan also reviewed the trading range of the Company's intraday stock price from its initial public offering on February 8, 2012, through July 6, 2012. Specifically, since the initial public offering price of $12.00, the intraday trading range was $13.00 to $18.72 for that period. J.P. Morgan also reviewed certain premiums that the consideration of $22.00 per share represented, including the fact the consideration represented a premium of 40.1% to the closing market price on July 6, 2012 of $15.70.

        J.P. Morgan noted that historical stock trading analyses and premium information are not valuation methodologies but were presented merely for informational purposes.

        Research Estimates.    J.P. Morgan reviewed and presented to the Company Board the Company's projected financial performance based on publicly available equity research estimates through calendar year 2014, which is referred to in this section as the "Research Estimates." A summary of the Research Estimates based on the International Brokers' Estimate System (IBES) showing analysis consensus forecast is as follows:

Research Estimates (IBES Consensus Estimates)
(dollars in millions)

		2012	2013	2014
Revenues		$125	$143	$166
Unadjusted EBITDA		$50	$62	$73
Unadjusted EBITDA Margin		40%	43%	44%
Unadjusted Net Income		$23	$28	$35
Consensus Median Target Price Per Share	$16.00

        J.P. Morgan noted that Research Estimates are not valuation methodologies but were presented merely for informational purposes.

        The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results and management's estimates of the probabilities thereof are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts (including the relative probabilities thereof) and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Transactions. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan's analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan's analysis, may be considered similar to the Transactions. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the Transactions.

        The opinion of J.P. Morgan was one of the many factors taken into consideration by the Company Board in making its determination to approve the Transactions. The analyses of J.P. Morgan as summarized above should not be viewed as determinative of the opinion of the Company Board with respect to the value of the Company, or of whether the Company Board would have been willing to agree to different or other forms of consideration.

        As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

        J.P. Morgan has acted as financial advisor to the Company with respect to the Transactions. For services rendered in connection with the Transactions and the delivery of its opinion, the Company has agreed to pay J.P. Morgan a fee of approximately $9 million, approximately 85% of which will only become payable if the Offer is consummated. In addition, the Company has agreed to reimburse J.P. Morgan for its reasonable expenses and to indemnify J.P. Morgan for certain liabilities arising out of its engagement. During the two years preceding the date of this letter, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Company and Thomson Reuters, for which J.P. Morgan and such affiliates have received customary compensation. Such services rendered to the Company during such period have included acting as a joint book-running manager of the Company's initial public offering in February, 2012. Such services rendered to Thomson Reuters and its affiliates during such period have included acting as a joint book-running manager of Thomson Reuters offering of debt securities in September 2011 and as a lead manager in the syndication of two credit facilities of Thomson Reuters in August 2011. Over the past two years, J.P. Morgan and its affiliates have received aggregate fees of not more than $15 million for services rendered to Thomson Reuters and its affiliates. J.P. Morgan is also currently acting as financial advisor to Thomson Reuters or an affiliate thereof in connection with two potential transactions unrelated to the Company or the Transactions. In addition, J.P. Morgan's commercial banking affiliate is a lender under outstanding credit facilities of, and provides treasury, cash management and securities services to, the Company and Thomson Reuters and its affiliates, respectively, for which it receives customary compensation or other financial benefits. J.P. Morgan's asset management affiliate also provides asset management services to the Company and Thomson Reuters and its affiliates, respectively, for which it receives customary compensation or other financial benefits. In the past, J.P. Morgan and its affiliates have had commercial or investment banking relationships with certain funds or companies affiliated with Technology Crossover Ventures, which are the beneficial owners of approximately 28% of Company Common Stock. LabMorgan Corporation, an affiliate of J.P. Morgan, held as of July 8, 2012 Shares representing approximately 5% of the outstanding Shares. In addition, in the ordinary course of J.P. Morgan's businesses, it and its affiliates may actively trade the debt and equity securities of the Company or Thomson Reuters for its own account or for the accounts of customers and, accordingly, J.P. Morgan, or its affiliates, may at any time hold long or short positions in such securities.

Intent to Tender.

        As discussed in Item 3 above, the CEO and CFO of the Company, TCV VI and TCV Member Fund have entered into the Support Agreements pursuant to which, subject to certain terms and conditions (including with respect to the Lock-Up Agreements), they have agreed to validly tender or cause to be tendered in the Offer all of their Shares pursuant to and in accordance with the terms of the Offer. The Support Agreements are filed as Exhibits (e)(2)-(4) to this Schedule 14D-9 and are incorporated herein by reference.

        To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, and subject to various letter agreements, by and between each other executive officer and director of the Company, Merrill Lynch and Goldman

Sachs that were entered into in connection with the Company's initial public offering, each such other executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power into the Offer, other than Shares issuable upon exercise of Options.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        The Company retained J.P. Morgan as its financial advisor in connection with a possible sale of the Company. Additional information pertaining to the retention of J.P. Morgan is set forth in Item 4. "Opinion of the Company's Financial Advisor" and "Background of the Offer" above. J.P. Morgan has provided an opinion to the Company Board that, as of July 8, 2011 and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth therein, the $22.00 per Share in cash to be received by the holders of Shares in the Transactions was fair, from a financial point of view, to such holders, a copy of which is filed as Annex II hereto and incorporated herein by reference. J.P. Morgan provided its opinion for the information of the Company Board in connection with its consideration of the Transactions. The opinion of J.P. Morgan is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

        Pursuant to the terms of an engagement letter dated June 18, 2012, the Company has agreed to pay J.P. Morgan a fee of approximately $9 million, approximately 85% of which will only become payable if the Offer is consummated. The Company has also agreed to reimburse J.P. Morgan for its reasonable expenses, including attorneys' fees and disbursements, and to indemnify J.P. Morgan against certain liabilities, including certain liabilities under the federal securities laws.

        Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company's stockholders on its behalf concerning the Offer and the Merger.

Item 6.    Interest in Securities of the Subject Company.

        Other than pursuant to the Support Agreements, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company's knowledge, any of the directors, executive officers, subsidiaries or affiliates of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company's securities by the Company, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.    Additional Information.

Appraisal Rights.

        No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the "fair value" of their shares in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex III, particularly the procedural steps required to perfect such rights.

        The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company's stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the closing of the Merger, the Surviving Company will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Company will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

        APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

        STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

        This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex III, and the Offer.

        The Company, Parent and Merger Sub have agreed that in any appraisal proceeding under Section 262 of the DGCL with respect to any Shares for which the holder has demanded such an appraisal, the Surviving Company shall not assert that the Top-Up Option, the Top-Up Shares or any cash or the promissory note delivered to the Company in payment for such Top-Up Shares should be considered in connection with the determination of the fair value of the Shares in such appraisal proceeding in accordance with Section 262 of the DGCL.

Anti-Takeover Statute.

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 restricts an "interested stockholder" (including a person who has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares) or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Company Board has approved for purposes of Section 203 the entering into by Merger Sub, Parent and the Company of the Merger Agreement, the Support Agreements, and the completion of the transactions contemplated thereby and has taken all appropriate action so that the restrictions of Section 203, with respect to the Transactions, will not be applicable to Parent or the Merger Sub by virtue of such actions.

        The Company is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Merger Sub or any of its affiliates and the Company, each of Parent and the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Merger Sub might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Merger Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Merger Sub may not be obligated to accept for payment or pay for any tendered Shares.

Litigation.

        On July 13, 2012, a putative stockholder class action complaint was filed in the Supreme Court of the State of New York (County of New York), captioned Rubin v. FX Alliance, Inc., Case No. 652450/2012. The complaint names as defendants the Company, Philip J. Weisberg, Kathleen Casey, Caroline [sic] Christie, James L. Fox, Gerald D. Putnam, Jr., John C. Rosenberg, Peter Tomozawa, Robert Trudeau, Thomson Reuters Corporation, Thomcorp Holdings Inc., and CB Transaction Corp. The complaint alleges generally that all defendants have breached their fiduciary duties by failing to properly value the Company, failing to take steps to maximize the value of the Company to its public shareholders, employing efforts to unfairly coerce the Company's public shareholders to approve the deal, and in favoring their own interests over those of the Company's public shareholders. The complaint further alleges that the Company and Thomson Reuters Corporation have aided and abetted the defendants in breaching their fiduciary duties. The complaint seeks an injunction to prohibit the consummation of the proposed transaction, rescission of the transaction (in the event the transaction has already been consummated), imposition of a constructive trust, compensatory or rescissory damages, and costs and disbursements, including expenses, attorneys' and experts' fees. The Company believes the plaintiffs' allegations lack merit and will vigorously contest them. The foregoing description is qualified in its entirety by reference to the complaint which is filed as Exhibit (a)(5)(C).

Regulatory Approvals.

Antitrust Approvals

        Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a Request For Additional Information and Documentary Material from the Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Parent. Complying with a Request For Additional Information and Documentary Material may take a significant amount of time. At any time before or after Merger Sub's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

        Each of the Company and Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer on July 13, 2012. The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. (New York time) on July 30, 2012, prior to the initial expiration date of the Offer, unless the waiting period is terminated or extended by a Request For Additional Information and Documentary Material from the FTC or the Antitrust Division prior to that time.

Financial Services Authority

        A subsidiary of the Company, FX Alliance Limited, is authorized and regulated by the UK Financial Services Authority ("FSA"). In connection with the transaction contemplated by the Merger Agreement, Thomson Reuters and several of its subsidiaries, including Parent, will indirectly acquire "control" over FX Alliance Limited within the meaning of the UK Financial Services and Markets Act 2000 ("FSMA"). The acquisition of such control is subject to, and conditional upon, receipt of prior approval from the FSA. The proposed new controllers will submit all applications required in order for the FSA to determine whether to approve the proposed acquisitions of control. Under the FSMA, the time period that the FSA has to assess Parent's applications is 60 business days beginning with the day on which the FSA acknowledges receipt of the applications. The assessment period may be interrupted for up to 30 business days for the FSA to request and receive further information from the applicants. Approval will be deemed to have been granted if, at the expiration of the assessment period, the FSA has neither notified the applicants of its determination nor indicated that the applications are incomplete. Prior to the Effective Time, corresponding notifications must also be filed with the FSA by FX Alliance Limited, the Company and TCV VI as a result of the Merger. Such notifications will be filed with the FSA, and do not require the FSA's approval.

        A subsidiary of the Company, FX Alliance International, LLC, holds an Australian financial services license ("AFSL") issued by the Australian Securities and Investments Commission ("ASIC"). It is a condition of FX Alliance International, LLC's AFSL that it notify ASIC of a change of control no later than ten business days following the Effective Time.

Other

        To the Company's knowledge, filings with the Foreign Exchange Dealers Association of India will only be required to the extent of any change in directors of FXALL International (Mumbai) Private Limited. The Company is not aware of any current plans to replace any of the current directors of FXALL International (Mumbai) Private Limited; however, if Thomson Reuters causes any such directors to be replaced, a filing may be required.

        To the Company's knowledge, a filing with the Hong Kong Monetary Authority will be required after the closing of the Offer.

        The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings that would be required as a result of Parent's or Merger Sub's acquisition or ownership of the Shares; however, it may be necessary to make filings in addition to those enumerated above. There can be no assurance that any governmental entity will not challenge the acquisition of the Shares on competition or other grounds and if a challenge is made, the results cannot be predicted.

Vote Required to Approve the Merger; Short-Form Merger.

        The Company Board has approved the Merger Agreement, the Offer and the Merger in accordance with the DGCL. Under Section 253 of the DGCL, if the Short Form Threshold is met (including through exercise of the Top-Up Option described below), Merger Sub will be able to effect the Merger after consummation of the Offer without a vote by the Company's stockholders. If, after the purchase of the Shares by Merger Sub pursuant to the Offer, the Short Form Threshold is not met, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In the event the Minimum Condition has been satisfied, after the purchase of the Shares by Merger Sub pursuant to the Offer, Merger Sub will own a majority of the outstanding Shares and may effect the Merger without the affirmative vote of any other stockholder of the Company.

Top-Up.

        Pursuant to the terms of the Merger Agreement, the Company has granted Merger Sub an irrevocable option (the "Top-Up Option") to purchase a number of newly issued shares of Company Common Stock equal to at least the number of shares that, when added to the number of shares of Company Common Stock directly or indirectly owned by Parent and Merger Sub at the time of exercise, shall constitute one share more than 90% of the shares of Company Common Stock outstanding immediately after exercise of the Top-Up Option (the "Top-Up Shares"). The Top-Up Option may not be exercised and will terminate if at the Acceptance Time (and at the expiration of any subsequent offering period thereto) the minimum number of shares issuable upon exercise of the Top-Up Option would exceed the number of shares of Company Common Stock that are authorized and unissued and unreserved. Merger Sub will be obligated to exercise the Top-Up Option promptly after the Acceptance Time (or the expiration of any subsequent offering period thereto) if such exercise would cause Merger Sub to hold at least one share more than 90% of the shares of Company Common Stock outstanding immediately after exercise of the Top-Up Option.

        The price per Share to be paid by Merger Sub pursuant to the Top-Up Option is equal to (i) an amount equal to the par value of the Top-Up Shares, to be paid in cash, and (ii) an amount equal to the balance of the product of the number of Top-Up Shares and the Offer Price, which may be paid in the sole discretion of Parent and Merger Sub (x) in cash or (y) by issuance by Merger Sub (provided that if Merger Sub is not the holder of the Shares tendered in the Offer, then by issuance by Parent) of an unsecured, non-negotiable, non-transferable promissory note (which shall be treated as payment to the extent of the principal amount thereof), or any combination of the foregoing. Any such promissory note shall (A) accrue simple interest at the rate per annum of 5.0%, (B) shall mature on the first anniversary of the date of execution and delivery of such promissory note, (C) may be prepaid at any time and from time to time, without premium or penalty, (D) shall provide that the unpaid principal amount and accrued interest under the promissory note shall immediately become due and payable in the event that (1) Merger Sub fails to timely make any payment on the promissory note as provided therein and such failure continues for a period of 30 days or (2) Merger Sub files or has filed against it any petition under any bankruptcy or insolvency law or makes a general assignment for the benefit of creditors, and (E) shall have no other material terms.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Golden Parachute Payments.

        Pursuant to Item 402(t) of Regulation S-K, the Company is required to provide certain information about "golden parachute payments" that may be implicated by a transaction to which this Information Statement pertains. That information is set forth in Item 3 of this Schedule 14D-9 and is incorporated herein by reference.

Lock-Up Agreements.

        Various stockholders of the Company (including the parties to the Support Agreements) are subject to letter agreements, with Merrill Lynch and Goldman Sachs, entered into in connection with the Company's initial public offering, pursuant to which, among other things, each such stockholder is prohibited from tendering such Shares in the Offer until August 7, 2012, unless (i) during the 17 days prior to August 7, 2012, the Company releases earnings results or announces material news or a material event relating to the Company or (ii) prior to August 7, 2012, the Company announces that it will release earnings results during the 15-day period following August 7, 2012, then in each case such prohibition will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable. As of July 18, 2012, approximately 22,322,137 Shares (including 9,252,943 Shares that are subject to the Support Agreements) are subject to such restrictions. The Company expects that each of Merrill Lynch and Goldman Sachs will waive the applicability of such restrictions in relation to the Offer to permit each of such stockholders to tender such stockholder's Shares in the Offer. Such waivers are expected to become effective on July 26, 2012, which is the date that is 15 days after the issuance of a research report concerning the Company (the date after which the release of such lock-ups by the counterparties to the letter agreements referenced above is permitted under the provisions of NASD Rule 2711(f)(4)). Each of Merrill Lynch and Goldman Sachs has already executed the Lock-Up Waivers to allow each of TCV VI, TCV Member Fund, Philip Z. Weisberg, in his individual capacity and in his capacity as the sole trustee of Philip Z. Weisberg 2012 Grantor Retained Annuity Trust, and John W. Cooley to tender their Shares (an aggregate of 9,252,943 Shares) in the Offer pursuant to the Support Agreements, which we expect to be released from escrow also on July 26, 2012. The Company expects to issue a press release no later than two business days prior to the effectiveness of a release or waiver from such restrictions.

Financial Projections

        The Company's management does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, the Company provided, among other information, certain financial projections (and the relative probabilities thereof) prepared by the Company's management to the Company Board in connection with its consideration of the Offer and the Merger, and to J.P. Morgan (which was directed to rely on the relative probabilities of each case and not on any one case alone). A portion of the "Case 2" projections (described below) was also provided to bidders that executed confidentiality agreements with the Company (including Thomson Reuters).

        The financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company's business, all of which are difficult to predict and many of which are beyond the Company's control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in the Company's Form 10-K for the year ended December 31, 2011 and the other reports filed by the Company with the SEC. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

        The financial projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles or "GAAP," the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by the Company's management. Neither the Company's independent registered public accounting firm, nor any other independent accountants, nor J.P. Morgan, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared.

        The Company's filings with the SEC are available at www.sec.gov. Readers of this Schedule 14D-9 are strongly cautioned not to place undue reliance on the financial projections set forth below. The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Merger Sub, Parent or their affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. None of the Company, Merger Sub, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company, Merger Sub or Parent intends to make publicly available any update or other revisions to the projections, except as required by law. None of the Company, Merger Sub, Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. None of the Company, Merger Sub, Parent or any of their respective affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Schedule 14D-9 to influence a stockholder's decision whether to tender his or her Shares in the Offer, but because the projections were provided to the Company Board and J.P. Morgan.

        The Company's management prepared projected financial performance through 2015 under three different cases: Case 2, which was viewed by the Company's management to be the most likely case; Case 3, which reflected a lower level of financial performance by the Company as compared to Case 2 and was viewed by the Company's management as the next most likely case; and Case 1, which reflected a higher level of financial performance by the Company as compared to Case 2 and was viewed by the Company's management as the least likely case. The Company's management assigned a specific range of probabilities to each of such cases, as follows, based on the Company's management's assessment of the likelihood of each case: Case 2 was assigned a probability range of 40-60%, Case 1 was assigned a probability range of 0-20% and Case 3 was assigned the implied balance probability range after Cases 1 and 2 were considered together. The allocation of probabilities was based on the Company's management judgment as to global economic, industry and competitive conditions.

 Company Management Case 2 Summary(a)
(dollars in millions)

	2012	2013	2014	2015
Revenues	$125.4	$144.5	$168.7	$192.9
Unadjusted EBITDA(b)	$54.3	$69.0	$87.8	$105.3
Unadjusted EBITDA Margin	43.3%	47.8%	52.1%	54.6%
Unadjusted Net Income(c)	$25.6	$32.9	$43.5	$53.8
Operating Expenses(d)	$66.7	$70.7	$76.1	$82.5
Adjusted EBITDA(e)	$58.7	$73.8	$92.6	$110.4
Adjusted EBIT(f)	$46.8	$59.5	$77.2	$94.4
Adjusted Net Income(g)	$28.2	$35.8	$46.4	$56.8

(a)
Management assigned probabilities in the range of 40-60%.

Company Management Case 1 Summary(a)
(dollars in millions)

	2012	2013	2014	2015
Revenues	$128.1	$155.9	$189.5	$221.6
Unadjusted EBITDA(b)	$57.0	$76.7	$102.4	$124.4
Unadjusted EBITDA Margin	44.5%	49.2%	54.0%	56.1%
Unadjusted Net Income(c)	$27.2	$37.5	$51.9	$64.6
Operating Expenses(d)	$66.7	$74.4	$82.3	$92.1
Adjusted EBITDA(e)	$61.5	$81.5	$107.2	$129.5
Adjusted EBIT(f)	$49.5	$67.0	$91.1	$112.5
Adjusted Net Income(g)	$29.9	$40.3	$54.8	$67.7

(a)
Management assigned probabilities in the range of 0-20%.

Company Management Case 3 Summary(a)
(dollars in millions)

	2012	2013	2014	2015
Revenues	$124.3	$135.0	$148.8	$161.9
Unadjusted EBITDA(b)	$53.2	$61.4	$72.0	$81.5
Unadjusted EBITDA Margin	42.8%	45.5%	48.4%	50.3%
Unadjusted Net Income(c)	$24.9	$28.5	$34.4	$40.2
Operating Expenses(d)	$66.7	$68.8	$72.0	$75.5
Adjusted EBITDA(e)	$57.6	$66.2	$76.8	$86.4
Adjusted EBIT(f)	$45.7	$52.1	$62.1	$71.7
Adjusted Net Income(g)	$27.5	$31.4	$37.3	$43.1

(a)
Management assigned probabilities in a range equal to the difference between 100% and the probabilities assigned to Case 1 and Case 2.

The following footnotes apply to each of Cases 1-3 listed above:

(b)
Unadjusted EBITDA represents earnings before interest, taxes and depreciation & amortization, and includes stock-based compensation expense and excludes $1.4 million of expenses in 2012 related to the Company's initial public offering of shares.

(c)
Unadjusted Net Income includes the after-tax effect of stock-based compensation expense and excludes the after-tax effect of $1.4 million of expenses in 2012 related to the Company's initial public offering of shares.

(d)
Operating expenses excludes depreciation & amortization, stock-based compensation expense and $1.4 million of expenses in 2012 relating to the Company's initial public offering of shares.

(e)
Adjusted EBITDA represents earnings before interest, taxes and depreciation & amortization, and excludes stock-based compensation expense and $1.4 million of expenses in 2012 relating to the Company's initial public offering of shares.

(f)
Adjusted EBIT represents earnings before interest and taxes, and excludes stock-based compensation expense and $1.4 million of expenses in 2012 relating to the Company's initial public offering of shares.

(g)
Adjusted Net Income represents net income excluding the after-tax effect of stock-based compensation expense and the after-tax effect of $1.4 million of expenses in 2012 relating to the Company's initial public offering of shares.

Section 14(f) Information Statement.

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Merger Sub or Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company's stockholders as described in Item 3 above under the heading "Arrangements between the Company and Parent—Representation on the Company Board" and in the Information Statement, and is incorporated by reference herein.

Annual and Quarterly Reports.

        For additional information regarding the business and the financial results of the Company, please see the Company's Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.

Item 9.    Exhibits

        The following exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 18, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (including Substitute W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Form of Summary Advertisement published in The Wall Street Journal on July 18, 2012 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(1)(G)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14-f thereunder (included as Annex I to this Schedule 14D-9).
(a)(1)(H)	Letter, dated July 18, 2012, to the stockholders of FX Alliance Inc. (included in materials mailed to stockholders).
(a)(2)(A)	Opinion of J.P. Morgan Securities LLC, dated July 8, 2012 (included as Annex II to this Schedule 14D-9).
(a)(5)(A)
Joint press release issued by FX Alliance Inc. and Thomson Reuters Corporation, dated July 9, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by FX Alliance Inc. with the Securities and Exchange Commission on July 9, 2012).
(a)(5)(B)	Press Release, dated July 18, 2012, issued by Thomson Reuters (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).
(a)(5)(C)	Class Action Complaint dated July 13, 2012 (Rubin v. FX Alliance Inc., et al.) (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).
(e)(1)
Agreement and Plan of Merger, dated as of July 8, 2012, by and among Thomcorp Holdings Inc., CB Transaction Corp., Thomson Reuters Corporation (solely with respect to Section 9.13) and FX Alliance Inc (incorporated by reference to Exhibit 2.1 to FX Alliance Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2012).
(e)(2)
Tender and Support Agreement, dated as of July 8, 2012, by and among Thomcorp Holdings Inc., CB Transaction Corp., TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)	Tender and Support Agreement, dated as of July 8, 2012, by and among Thomcorp Holdings Inc., CB Transaction Corp. and John W. Cooley (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

Exhibit No.	Description
(e)(4)	Tender and Support Agreement, dated as of July 8, 2012, by and among Thomcorp Holdings Inc., CB Transaction Corp. and Philip Z. Weisberg, in his individual capacity and in his capacity as the sole trustee of Philip Z. Weisberg 2012 Grantor Retained Annuity Trust (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(5)	Confidentiality Agreement, dated June 28, 2012, between FX and Thomson Reuters (Markets) LLC (incorporated by reference to Exhibit (d)(5) to the Schedule TO).
(e)(6)
Form of Amended and Restated Certificate of Incorporation of FX Alliance Inc., amended as of February 8, 2012 (incorporated by reference to Exhibit 3.1 on Form S-1/A (File No. 333-176901) filed by FX Alliance Inc. with the Securities and Exchange Commission on February 7, 2012).
(e)(7)
Form of Amended and Restated Bylaws of FX Alliance Inc., amended as of February 8, 2012 (incorporated by reference to Exhibit 3.2 on Form S-1/A (File No. 333-176901) filed by FX Alliance Inc. with the Securities and Exchange Commission on February 7, 2012).
(e)(8)
Employment Agreement, dated July 15, 2010, by and between FX Alliance Inc. and Philip Z. Weisberg (incorporated by reference to Exhibit 10.4 on Form S-1/A (File No. 333-176901) filed by FX Alliance Inc. with the Securities and Exchange Commission on February 7, 2012).
(e)(9)
Employment Agreement, dated July 15, 2010, by and between FX Alliance Inc. and John W. Cooley (incorporated by reference to Exhibit 10.5 on Form S-1/A (File No. 333-176901) filed by FX Alliance Inc. with the Securities and Exchange Commission on February 7, 2012).
(e)(10)
Stock Option Grant Agreement, dated December 28, 2010, by and between FX Alliance Inc. and John W. Cooley (incorporated by reference to Exhibit 10.6 on Form S-1/A (File No. 333-176901) filed by FX Alliance Inc. with the Securities and Exchange Commission on February 7, 2012).
(e)(11)
Stock Option Grant Agreement, dated December 28, 2010, by and between FX Alliance Inc. and Philip Z. Weisberg (incorporated by reference to Exhibit 10.7 on Form S-1/A (File No. 333-176901) filed by FX Alliance Inc. with the Securities and Exchange Commission on February 7, 2012).
(e)(12)
FX Alliance Inc. 2006 Stock Option Plan (incorporated by reference to Exhibit 10.8 on Form S-1/A (File No. 333-176901) filed by FX Alliance Inc. with the Securities and Exchange Commission on February 7, 2012).
(e)(13)
Form of Directors and Officers Indemnification Agreement (incorporated by reference to Exhibit 10.9 on Form S-1/A (File No. 333-176901) filed by FX Alliance Inc. with the Securities and Exchange Commission on February 7, 2012).
(e)(14)
Amendment to Employment Agreement and Stock Option Grant Agreement, dated January 25, 2012, by and between FX Alliance Inc. and John W. Cooley (incorporated by reference to Exhibit 10.10 on Form S-1/A (File No. 333-176901) filed by FX Alliance Inc. with the Securities and Exchange Commission on February 7, 2012).

Exhibit No.	Description
(e)(15)	Amendment to Employment Agreement and Stock Option Grant Agreement, dated January 25, 2012, by and between FX Alliance Inc. and Philip Z. Weisberg (incorporated by reference to Exhibit 10.11 on Form S-1/A (File No. 333-176901) filed by FX Alliance Inc. with the Securities and Exchange Commission on February 7, 2012).
(e)(16)
Employment Agreement, dated March 14, 2001, by and between FX Alliance, LLC and James F.X. Sullivan (incorporated by reference to Exhibit 10.12 on Form S-1/A (File No. 333-176901) filed by FX Alliance Inc. with the Securities and Exchange Commission on February 7, 2012).
(e)(17)
Amendment to Employment Agreement, dated December 29, 2011, by and between FX Alliance Inc. and James F.X. Sullivan (incorporated by reference to Exhibit 10.13 on Form S-1/A (File No. 333-176901) filed by FX Alliance Inc. with the Securities and Exchange Commission on February 7, 2012).
(e)(18)
FX Alliance Inc. 2012 Incentive Compensation Plan (incorporated by reference to Exhibit 10.14 on Form S-1/A (File No. 333-176901) filed by FX Alliance Inc. with the Securities and Exchange Commission on February 7, 2012).
(g)	None.

Annex I: Information Statement, dated July 18, 2012.

Annex II: Opinion of J.P. Morgan Securities LLC, dated July 8, 2012.

Annex III: Section 262 of the Delaware General Corporation Law.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FX ALLIANCE INC.
By:	/s/ PHILIP Z. WEISBERG
Name:	Philip Z. Weisberg
Title:	Chief Executive Officer

Dated: July 18, 2012

Annex I

FX ALLIANCE INC.
909 Third Avenue, 10th Floor
New York, New York 10022

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER
NOTICE OF ANTICIPATED CHANGE IN MAJORITY OF DIRECTORS

        This Information Statement (this "Information Statement") is being mailed on or about July 18, 2012 to holders of record of common stock, par value $0.0001 per share ("Company Common Stock"), of FX Alliance Inc., a Delaware corporation (sometimes referred to as the "Company," "FXall," "we," "us," and "our"), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of the Company with respect to the tender offer by CB Transaction Corp. ("Merger Sub"), a wholly-owned Delaware subsidiary of Thomcorp Holdings Inc. ("Parent"), which is a Delaware subsidiary of Thomson Reuters Corporation, a corporation under the laws of the Province of Ontario, Canada ("TR"), to purchase all of the outstanding Company Common Stock at a price per Share equal to $22.00 per share, net to the holder in cash, without interest (the "Offer Price"), less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer". You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent representing a majority of the seats on the Company's Board of Directors (the "Company Board", "Board of Directors" or "Board") without a meeting of the Company's stockholders. Such designation would be made pursuant to the an Agreement and Plan of Merger, dated as of July 8, 2012 (the "Merger Agreement"), by and among FXall, Parent, Merger Sub and, solely with respect to Section 9.13 of the Merger Agreement, TR.

        Pursuant to the Merger Agreement, Merger Sub commenced the Offer on July 18, 2012 to purchase all of the outstanding Company Common Stock at the Offer Price. Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York time, at the end of the day on August 14, 2012. Unless extended, promptly after such time, if all conditions to the Offer have been satisfied or waived (to the extent permitted under the Merger Agreement), Merger Sub will purchase each Share validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the Company's stockholders and are filed as exhibits to the Tender Offer Statement on Schedule 14D-9 filed by Merger Sub and Parent with the Securities and Exchange Commission (the "SEC") on July 18, 2012.

        Following the consummation of the Offer and subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the "Merger"). As a result of the Merger, each issued and outstanding share of Company Common Stock (other than shares of Company Common Stock held by Parent and its subsidiaries or held by the Company and its subsidiaries, or held by stockholders who are entitled to demand, and who properly demand, appraisal rights) that is not tendered pursuant to the Offer will be converted into the right to receive an amount in cash equal to the Offer Price, without interest less any applicable taxes required to be withheld.

Following the effective time of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger.

        Promptly after the initial acceptance for payment by Merger Sub of the Shares validly tendered pursuant to the Offer and from time to time thereafter, pursuant to the Merger Agreement, Merger Sub shall be entitled to designate the number of directors on the Company's board of directors to equal the product of (i) the total number of directors on the Company's board of directors, and (ii) the percentage that the number of shares of Company Common Stock beneficially owned by Parent and Merger Sub at such time bears to the total number of shares of Company Common Stock outstanding (determined on a fully-diluted basis).

        In connection with the foregoing, the Company shall, upon the request of Parent, use its reasonable best efforts to effect such designations, including by increasing the number of directors and obtaining resignations from incumbent directors. The Company will also take all actions necessary to cause individuals designated by Purchaser to constitute substantially the same percentage of members, rounding up where appropriate, on each committee of the Company Board as such members represent of the Company Board. Notwithstanding the foregoing, until the effective time of the Merger (the "Effective Time"), the Company Board shall (i) have at least three (3) directors who are members of the Company Board on the date of the Merger Agreement and who are independent for purposes of Rule 10A-3 under the Exchange Act of 1934, as amended ("Independent Directors") (ii) allow the Independent Directors who are members of the audit committee of the Company Board immediately prior to the date of the Merger Agreement to remain as the sole members of the audit committee of the Company Board and (iii) cause such audit committee to comply with all requirements of federal securities laws and the New York Stock Exchange (the "NYSE"). If any Independent Director is unable to serve, the remaining continuing directors shall be entitled to designate another person to fill such vacancy.

        If Merger Sub's designees constitute a majority of the Company Board and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors will be required and will, to the fullest extent permitted by the Delaware General Corporate Law, be sufficient to (A) amend, modify or terminate the Merger Agreement on behalf of the Company or to amend or modify the terms or conditions of the Offer or the Merger or any of the agreements contemplated or referenced thereby, (B) exercise or waive any of the Company's rights or remedies under the Merger Agreement or any of the agreements contemplated or referenced thereby, (C) extend the time for performance of Parent's or Merger Sub's obligations under the Merger Agreement or any of the agreements contemplated or referenced thereby, (D) enforce any obligation of Parent or Merger Sub under the Merger Agreement or any of the agreements contemplated or referenced thereby, or (E) amend or otherwise modify in any manner adverse to the stockholders the Company's certificate of incorporation or bylaws.

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder in connection with the possible appointment of Parent's designees to the Company Board.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

        The information contained in this Information Statement (including information incorporated herein by reference) concerning Parent, Merger Sub and Parent's designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

        NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT BEING REQUESTED TO SEND A PROXY TO THE COMPANY.

PARENT DESIGNEES TO THE COMPANY BOARD

Information with respect to the Designees

        As of the date of this Information Statement, Parent has not determined who will be its designees to the Company Board. However, the designees will be selected from the list of potential designees provided below (the "Potential Designees"). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

        Parent has informed the Company that, to the best of its knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        It is expected that Parent and Merger Sub's designees may assume office at any time following the purchase by Merger Sub of Shares pursuant to the Offer, which purchase cannot be earlier than August 14, 2012 and that, upon assuming office, Parent and Merger Sub's designees will thereafter constitute at least a majority of the Company Board.

List of Potential Designees

        The following sets forth information with respect to the Potential Designees (including, as of July 18, 2012, age, business address, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is 3 Times Square, New York, New York 10036.

Name	Age	Current Principal Occupation and Five-Year Employment History
Timothy G. Collier	49	Mr. Collier has been Chief Financial Officer for Thomson Reuters Financial and Risk Business since January 2012. From March 2009 to December 2011, he was Senior Vice President, Finance and Business Development for Thomson Reuters. Prior to its acquisition by Thompson, Mr. Collier was Global Head of Finance and Business Development for Reuters Group PLC. Mr. Collier joined Reuters in 2002 as Director Group Treasury. Mr. Collier is a director of certain subsidiaries controlled by Thomson Reuters, including Tradeweb Markets LLC and Thomson Reuters Holdings AG. Mr. Collier is also one of the Thomson Reuters nominated directors of Omgeo LLC, a joint venture between Thomson Reuters and The Depository Trust & Clearing Corporation.

Name	Age	Current Principal Occupation and Five-Year Employment History
Priscilla C. Hughes	55

Ms. Hughes has been Senior Vice President, General Counsel, Americas and Chief Counsel M&A of Thomson Reuters Financial and Risk since January 2012. From April 2008 to January 2012, she was Senior Vice President and General Counsel, Americas of Thomson Reuters Markets. Ms. Hughes joined Thomson Financial in May 2005 as Senior Vice President and General Counsel.

Marc Mehlman	35

Mr. Mehlman has been Vice President, Business Development, Marketplaces of Thomson Reuters Financial and Risk since January 2012. From July 2009 to December 2011 he held various roles including Head of Financial Strategy and Global Head of Business Operations for the Sales & Trading and Financial Professionals and Marketplaces segments of Thomson Reuters Markets. Mr. Mehlman joined Thomson in August 2005 after having graduated from the Stern School of Business, NYU.

Federico Ortiz	42

Mr. Ortiz has been a Vice President of Corporate Development of Thomson Reuters Corporation since October 2011. From October 2009 to September 2011, Mr. Ortiz was a Vice President of Corporate Development of Thomson Reuters Markets. Mr. Ortiz joined The Thomson Corporation in April 2004 as a Director in the Treasury group.

David Shaw	44

Mr. Shaw has been Senior Vice President of Finance at Thomson Reuters since November 2011. From April 2008 to November 2011, Mr. Shaw was Corporate Treasurer of Thomson Reuters. Mr. Shaw joined Thomson Corporation in 2001 as Vice President and Assistant Treasurer.

Christopher M. Volpe	45

Mr. Volpe has been Head of FI/FX, Americas for Thomson Reuters for the past 3 years. Prior to that he worked on the Thomson Reuters Markets Corporate Strategy Team immediately after the acquisition of Reuters. Mr. Volpe joined Thomson Financial in 1998 when Thomson Financial acquired digiTRADE where he was Chief Operating Officer.

GENERAL INFORMATION CONCERNING THE COMPANY

        The Company's authorized capital stock consists of 150,000,000 shares of common stock, par value $0.0001 per share ("Company Common Stock"), and 20,000,000 shares of preferred stock, par value $0.0001 per share ("Company Preferred Stock"). The Company Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Company Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company's stockholders. As of July 12, 2012, there were 28,474,998 shares of Company Common Stock (including 24,061 restricted shares of Company Common Stock) and no shares of Company Preferred Stock outstanding. As of the date of this Information Statement, Parent and its affiliates, including Merger Sub, are not the owners of record of any Shares.

        Concurrently with the execution of the Merger Agreement, Philip Z. Weisberg (the Company's CEO), John. W. Cooley (the Company's CFO) and certain funds affiliated with Technology Crossover Ventures ("TCV"), entered into tender and support agreements with Parent and Merger Sub pursuant to which, subject to the terms and conditions set forth therein, such stockholders have agreed to tender their shares of Company Common Stock in the Offer. The shares subject to the tender and support agreements comprise approximately 32.5% of the outstanding Company Common Stock. The tender and support agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or a change in recommendation of the Company Board. As a result, Parent may be deemed the beneficial owner of Company Common Stock.

CURRENT COMPANY BOARD AND MANAGEMENT

Directors

        The following table sets forth the names, age (as of July 17, 2012) and principal position of each director:

Name	Age	Position
Philip Z. Weisberg	44	Director, Chairman and Chief Executive Officer
Kathleen Casey	46	Director
Carolyn Christie	53	Director
James L. Fox	60	Director
Gerald D. Putnam, Jr.	54	Lead Independent Director
John C. Rosenberg	36	Director
Peter Tomozawa	50	Director
Robert W. Trudeau	43	Director

        A summary of each director's principal occupations and directorships held with other public corporations during the past five years and the year first elected as a director of the Company, are set forth below.

        Philip Z. Weisberg, CFA has served as our Chief Executive Officer and Chairman since the Company's inception in 2000. Before joining FXall, Mr. Weisberg was a Managing Director at LabMorgan, JP Morgan Chase & Co.'s e-finance incubator, where he worked on the development of various client targeted portal efforts. Mr. Weisberg joined JP Morgan Chase & Co. in 1989 and held various positions in derivative trading in New York and London before managing currency derivatives globally. Mr. Weisberg has received numerous awards and other recognition, including Institutional Investor's 2011 "Tech 50" list of top innovators in financial technology, FX Week's 2011 e-FX Achievement Award and Profit & Loss's 2011 "Hall of Fame." Mr. Weisberg received a Bachelor of Engineering degree in Electrical Engineering from The Cooper Union for Science and Art in 1989 and a Master of Business Administration degree in Finance and International Business from New York University in 1998.

        Mr. Weisberg was selected to be a member of the Board of Directors because of his extensive leadership experience and extensive experience in developing and operating various client portal efforts. Mr. Weisberg's particular qualifications and operational, financial and strategic skills strengthen the Board of Directors' collective knowledge and capabilities.

        Carolyn Christie has served as a Director of the Company since March 13, 2012. Ms. Christie has served as the Chief Operating Officer of Pareto Investment Management Limited since October 2004. Ms. Christie has various functions reporting to her, including Trading, Investment Operations, Technology, Credit and Legal and Risk, as well as having internal oversight of the Compliance, Finance and HR teams. Ms. Christie joined Pareto at its inception in 1991, and in 1994 she became head of the Trading team and was involved in the early adoption of electronic trading at Pareto. Prior to joining Pareto, Ms. Christie had worked for Chase Manhattan Bank in its Swaps Group with specific responsibilities for currency hedging. Prior to joining Chase, Ms. Christie worked with Robert Fraser and Partners Ltd, a small investment bank. Ms. Christie is currently also a Director of Pareto Investment Management Limited and sits on various internal Committees including the Risk & Compliance and Credit Committees. She earned her B.A. degree with honors in French from Bristol University in 1981.

        Ms Christie was selected to be a member of the Board of Directors because of her significant and extensive experience in the finance industry, her knowledge gained from being an early adopter of electronic trading, and the perspective she brings by virtue of being a user of the Company's system.

        Kathleen Casey has served as a Director of the Company since March 13, 2012. Ms. Casey has served as a Senior Advisor to Patomak Global Partners in Washington, D.C. since February 2012. Previously, Ms. Casey served as a Commissioner with the U.S. Securities and Exchange Commission, completing her five-year term in August 2011. Prior to being appointed Commissioner, she spent 13 years on Capitol Hill. From 2003 to 2006, she served as Staff Director and Counsel of the U.S. Senate Banking, Housing, and Urban Affairs Committee. From 1996 to 2003, Ms. Casey served in a series of senior advisory roles to U.S. Senator Richard Shelby (R-AL), first as Legislative Director and then Chief of Staff. From 1994 to 1996, Ms. Casey served as Staff Director of the Subcommittee on Financial Institutions and Regulatory Relief on the Senate Banking Committee and as Legislative Assistant from 1993 to 1994, during which she was responsible for handling tax, budget, and finance policy matters. Ms. Casey is a member of the State of Virginia and District of Columbia bars, was an Adjunct Professor at George Mason University School of Law for the Spring 2012 semester, is a Distinguished Policy Fellow at the Center for Financial Markets and Policy at Georgetown University's McDonough School of Business, and is a member of the Library of Congress Trust Fund Board, the Public Company Accounting Oversight Board Advisory Council and the Federal Bar Association Securities Law Section Executive Council. She received her J.D. from George Mason University School of Law in 1993, and her B.A. in International Politics from Pennsylvania State University in 1988.

        Ms. Casey was selected to be a member of the Board of Directors because of her nearly two decades of experience in senior government regulatory and policy roles as well as her significant and extensive experience in contributing to the regulation of the financial services industry.

        James L. Fox has served as a Director of the Company since March 13, 2012. Mr. Fox has served as Chairman of FundQuest, Inc., subsidiary of BNP Paribas Investment Partners from September 2010 through December 2011 (when it was acquired by Envestnet, Inc.). Prior to his appointment as Chairman, Mr. Fox served as President and CEO of FundQuest from October 2005 to September 2010. Prior to joining FundQuest, Mr. Fox served as the Executive Vice President and Chief Financial Officer of The BISYS Group, Inc. from September 2003 to October 2005. Prior to joining BISYS, Mr. Fox served as President and CEO of govONE Solutions, an electronic government payments services provider, and subsidiary of First Data Corporation. He also served as the Chief Financial Officer of Gomez, Inc. and the General Manager of the Professional Services Division. Other leadership roles in Mr. Fox's career include Vice Chairman of PFPC Worldwide, Inc., a mutual fund services company of PNC Financial Services Group, Inc., where he also served as a member of the Board of Directors, President and CEO of First Data Investor Services Group and President of Distribution Management Services, Inc. Mr. Fox is currently a member of the board of directors of Pegasus Solutions, Inc. and has previously served as a board member of several private companies. He participated in the Advanced Management Program at the Wharton School of the University of Pennsylvania in 1996, he earned his M.B.A. in Finance from Suffolk University in 1980, and his B.A. in Economics from the State University of New York in 1973.

        We believe Mr. Fox's qualifications to serve on our Board of Directors include his extensive experience in the business and financial services industry, financial reporting and his knowledge gained from service on the boards of various other companies.

        Gerald D. Putnam, Jr. has served as an independent director of FXall since July 2008. Mr. Putnam has served as Chief Executive Officer of TruMarx Data Partners, an electronic energy swaps trading platform since February 2011. Mr. Putnam served as Vice Chairman, President and Co-Chief Operating Officer of NYSE Group, Inc. until September 2007. Prior to joining NYSE Group, Inc. in March 2006, Mr. Putnam founded and served as Chairman and Chief Executive Officer of Archipelago Holdings, Inc., an all-electronic exchange based in Chicago. Mr. Putnam has held various positions at several financial firms including, Jefferies & Company, Paine Webber, Prudential Walsh Greenwood and Geldermann Securities, Inc. Mr. Putnam received a Bachelor of Science degree in economics with a major in accounting from the Wharton School of the University of Pennsylvania in 1981.

        We believe Mr. Putnam's qualifications to serve on our Board of Directors include his significant and extensive experience in the finance industry, his extensive associations in the financial industry and his knowledge gained from service on the boards of various other companies, and his business strategy experience.

        John C. Rosenberg has served as a member of our Board of Directors since October 2009. Mr. Rosenberg is a general partner with Technology Crossover Ventures, or TCV, a private equity and venture capital firm focused on information technology companies where he has worked since 2000. Mr. Rosenberg also serves on the board of directors of Think Finance, a provider of next generation financial products for consumers. Mr. Rosenberg holds an A.B. in Economics from Princeton University.

        We believe Mr. Rosenberg's qualifications to serve on our Board of Directors include his extensive experience in the business and financial services industry, strategic development, financial reporting and his knowledge gained from service on the boards of various other companies.

        Peter Tomozawa has served as a Director of the Company since March 13, 2012. Mr. Tomozawa retired from Goldman Sachs & Company as a Participating Managing Director in July 2010, having spent his entire 17-year financial market career at Goldman. He was named a Managing Director in 2000 and a Partner in 2006. From 2004 to 2010, Mr. Tomozawa was Global Head of Foreign Exchange Sales and managed the distribution of FX products through the New York, London, Tokyo and Hong Kong offices. He was also responsible for the product management and distribution of the firm's FX electronic trading platform. Mr. Tomozawa served on Goldman's Credit Policy Committee. He was a board member of CLSAS, a foreign exchange trade aggregation service company, and a member of the Federal Reserve Bank FXC (Foreign Exchange Committee), where he helped draft the 2008 update and revisions to the "Guidelines for Foreign Exchange Trading Activities" document. Prior to investment banking, Mr. Tomozawa worked in the technology industry working at IBM after college and at a computer software start up firm before attending business school. Mr. Tomozawa earned a Bachelor of Science degree in Industrial and Operations Engineering from the University of Michigan in 1983 and a Masters in Business Administration degree in Finance from the Wharton School of the University of Pennsylvania in 1993.

        We believe Mr. Tomozawa's qualifications to serve on our Board of Directors include his experience in the investment industry and with electronic trading, particularly in the foreign currency markets, and the value he brings by virtue of having overseen the use of the Company's system from a liquidity provider's perspective.

        Robert W. Trudeau has served as a director of FXall since August 2006. Mr. Trudeau is a general partner leading the Financial Technology Group at TCV, where he has worked since August 2005 and has been in the investment industry since 2000. Prior to joining TCV, Mr. Trudeau was a Principal at General Atlantic Partners, where he led the firm's financial services practice. Prior to General Atlantic, Mr. Trudeau was a Managing Director at iFormation Group, a joint venture between General Atlantic, Goldman Sachs and Boston Consulting Group. Mr. Trudeau currently serves on the board of directors at Interactive Brokers Group, Inc. and TradingScreen. Mr. Trudeau received a B.A.H. in Political Science from Queen's University in 1991 and an M.B.A. from the Richard Ivey School of Business at the University of Western Ontario in 1995.

        We believe Mr. Trudeau's qualifications to serve on our Board of Directors include his extensive experience in the investment industry, business services, corporate development and his knowledge gained from service on the boards of various other companies.

Executive Officers

        The following table sets forth the name, age (as of July 17, 2012) and principal position of each of the Company's executive officers with the exception of Philip Z. Weisberg, whose information appears above under "Directors":

Name	Age	Position
Philip Z. Weisberg	44	Chairman and Chief Executive Officer
John W. Cooley	52	Chief Financial Officer
James F.X. Sullivan	60	General Counsel

        John W. Cooley has been the Company's Chief Financial Officer since its inception in 2000. Prior to joining FXall, Mr. Cooley was HSBC's Chief Administrative Officer for Global Fixed Income, with responsibilities for planning and strategy, including e-business. Previously, he was HSBC's Managing Director and head of Debt Capital Markets and Syndicate in New York. Before joining HSBC in 1996, Mr. Cooley spent 13 years with J.P. Morgan where he held positions in Fixed Income Syndicate, Structured Finance, Private Placements and Investment Banking. Mr. Cooley received a Bachelor of Arts degree in Economics from Yale University in 1982 and a Master of Business Administration degree in Finance from New York University in 1987.

        James F.X. Sullivan has been the Company's General Counsel since March 2001. Before joining FXall, Mr. Sullivan worked in the legal department at J.P. Morgan, where he most recently represented the internal business incubator in connection with spin offs, joint ventures, and other venture capital matters. Previously at J.P. Morgan, Mr. Sullivan served as a transactional and securities adviser with responsibility for public finance, fixed income, emerging markets, complex structured finance and credit and equity derivative products. Prior to joining J.P. Morgan, Mr. Sullivan was an attorney with the law firm of Schulte Roth and Zabel. Mr. Sullivan received a Bachelor of Science degree in Physics from Brooklyn College in 1976 and a Juris Doctor degree from the University of Virginia School of Law in 1982.

INFORMATION REGARDING THE BOARD OF DIRECTORS
AND CORPORATE GOVERNANCE

Corporate Governance Guidelines

        The Company does not have a formal policy requiring members of the Board to attend the meetings of the Board, although all directors are strongly encouraged to attend. Prior to the completion of our initial public offering, our Board of Directors consisted of seven members: Philip Z. Weisberg, Steven N. Cho, Andrew Coyne, Gerald D. Putnam, Jr., John C. Rosenberg, Robert Trudeau and Eddie H. Wen. In connection with the completion of our initial public offering, on February 8, 2012, Messrs. Cho, Coyne and Wen resigned from our Board of Directors. Upon consummation of our initial public offering, our Board of Directors consisted of four members, Messrs. Weisberg, Putnam, Rosenberg and Trudeau. On March 13, 2012, the Board appointed Ms. Casey, Ms. Christie, Mr. Fox and Mr. Tomozawa as additional members of our Board of Directors. During fiscal 2011, our Board held eight meetings. The standing committees of our Board, which prior to the completion of our initial public offering was our Audit Committee and Compensation Committee, held an aggregate of seven meetings during this period. Each director attended at least 75% of the total meetings of the Board and committees of the Board of which such director was a member. Our Board of Directors has affirmatively determined that each of Ms. Casey, Ms. Christie, Mr. Fox, Mr. Putnam, Mr. Rosenberg, Mr. Tomozawa and Mr. Trudeau meets the definition of "independent director" under applicable SEC and the New York Stock Exchange rules. In addition to participation at Board and committee meetings, our directors discharge their responsibilities throughout the year through personal meetings and other communications, including telephone contact with the Chairman and Chief Executive Officer and others regarding matters of interest and concern to the Company.

        Our Chief Executive Officer and Chief Financial Officer have each signed and filed the certifications under Section 302 of the Sarbanes-Oxley Act of 2002 with our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on March 29, 2012.

        Our Board is committed to establishing and maintaining corporate governance practices that reflect high standards of ethics and integrity. To that end, we have established a Nominating and Corporate Governance Committee to assist our Board in the exercise of its responsibilities. The Nominating and Corporate Governance Committee Charter, as well as copies of our Code of Business Conduct and Ethics (the "Code of Conduct"), Compensation Committee Charter and Audit Committee Charter are available on our website located at http://investors.fxall.com/phoenix.zhtml?c=233147&p=irol-govHighlights. They are also available in print by writing to FX Alliance Inc., 909 Third Avenue, 10th Floor, New York, New York 10022, Attn: General Counsel. The Code of Conduct provides guidance on a wide range of conduct, conflicts of interest and legal compliance issues for all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. We will post any amendments to, or waivers of, the Code of Conduct applicable to our principal executive officer, principal financial officer and principal accounting officer on our website.

Director Independence

        As of June 15, 2012, our Board consisted of Philip Z. Weisberg, Kathleen Casey, Carolyn Christie, James L. Fox, Gerald D. Putnam, Jr., John C. Rosenberg, Peter Tomozawa and Robert Trudeau. The Board of Directors has affirmatively determined that Ms. Casey, Ms. Christie, Mr. Fox, Mr. Putnam, Mr. Rosenberg, Mr. Tomozawa and Mr. Trudeau each meet the definition of "independent director." Each of Mr. Fox, Ms. Casey and Ms. Christie meets the applicable NYSE and the SEC independence rules for purposes of serving on an Audit Committee. In addition, our Board of Directors has affirmatively determined that Mr. Fox qualifies as an "audit committee financial expert," as such term is defined in Item 401(h) of Regulation S-K.

        Philip Z. Weisberg, our Chief Executive Officer and Chairman of the Board of Directors, does not qualify as an "independent director" as that term is defined under current rules of the NYSE.

        The Nominating and Corporate Governance Committee conducts a review of the independence of all members of the Board for the purposes of determining which Board members are deemed independent and which are not at least annually and recommends, if appropriate, measures to be taken so that the Board contains at least the minimum number of independent directors required by the NYSE and any additional requirements that the Board deems appropriate.

        Each member of the Audit and Nominating and Corporate Governance Committees, must meet certain criteria for independence pursuant to the applicable rules of the NYSE, and any additional requirements that the Board deems appropriate, as set forth in such committee's respective charters.

Board Leadership Structure and Role in Risk Oversight

        The Board has no policy with respect to the separation of the offices of Chairman and Chief Executive Officer; Mr. Weisberg, our Chief Executive Officer, also currently serves as Chairman of the Board. However, the Corporate Governance Guidelines adopted by our Board provides that if the Board elects as Chairman of the Board a person who is not "independent" as defined in pertinent legal and/or regulatory standards, it shall also elect a "Lead Independent Director" who shall be an independent director and who shall be recommended by the Nominating and Corporate Governance Committee. The Lead Independent Director, among other things, (i) presides in the absence of the Chairman of the Board at all meetings of the stockholders and the Board at which the Chairman is not present, (ii) presides over all separate executive sessions of the independent Board members, and (iii) coordinates the activities of independent directors and serves as a liaison between the independent directors, the Board and the Chairman. On May 1, 2012, the Board, in connection with the confirmation of Philip Z. Weisberg to continue to serve as Chairman of the Board, elected Gerald D. Putnam, Jr. to serve as Lead Independent Director of the Company, to serve in accordance with the Company's Corporate Governance Guidelines and at the discretion of the Board.

        The Board of Directors has delegated to management the primary responsibility for enterprise level risk, while the Board of Directors has retained responsibility for oversight of management in that regard. Management is expected to offer an enterprise-level risk assessment to the Board at least once every year.

Policies with Respect to Transactions with Related Persons

        The Board has adopted a Related Party Transactions Policy, which requires that related party transactions be reviewed by the Audit Committee to ensure that they are fair and reasonable to us. The Audit Committee reviews and approves, with certain exceptions including employment and compensation-related agreements approved by the Compensation Committee, any contracts or transactions greater than $120,000 (individually or together in the aggregate if part of a series of related transactions) entered into between the Company and any director, officer or employee of the Company or an affiliate of any such director, officer or employee.

        The Board has adopted our Code of Conduct, which sets forth various policies and procedures intended to promote the ethical behavior of all of our employees, officers and directors. The Code of Conduct describes the Company's policy on conflicts of interest and describes the types of relationships that may constitute a conflict of interest with the Company. The Company's policy is to distribute the Code of Conduct to all of its employees, officers and directors on an annual basis. All employees, officers and directors are required to sign an acknowledgement of the Code of Conduct, including the conflict of interest policy.

        The executive officers and the Board are also required to complete a questionnaire on an annual basis which requires them to disclose any related person transactions and potential conflicts of interest. The General Counsel reviews the responses to the questionnaires and, if a transaction is reported by an independent director or executive officer, the questionnaire is submitted to the Chairman of the Audit Committee for review. If necessary, the Audit Committee will determine whether the relationship is material and will have any effect on the director's independence. After making such determination, the Audit Committee will report its recommendation on whether the transaction should be approved or ratified by the entire Board.

Director Nomination Process

        The Nominating and Corporate Governance Committee is responsible for, among other things, screening potential director candidates and recommending qualified candidates to the Board for nomination.

        When identifying and evaluating candidates, the Nominating and Corporate Governance Committee first determines whether there are any evolving needs of the Board that require an expert in a particular field. The Nominating and Corporate Governance Committee may retain a third-party search firm to assist the committee in locating qualified candidates that meet the needs of the Board at that time. A search firm would provide information on a number of candidates, which the Nominating and Corporate Governance Committee would then discuss. The Chairman of the Nominating and Corporate Governance Committee and some or all of the members of the Nominating and Corporate Governance Committee, as well as the Chairman and the Chief Executive Officer, will interview potential candidates that the Nominating and Corporate Governance Committee deems appropriate. If the Nominating and Corporate Governance Committee determines that a potential candidate meets the needs of the Board and has the requisite qualifications, it will recommend the nomination of the candidate to the Board.

        It is the Nominating and Corporate Governance Committee's policy to consider director candidates recommended by Stockholders, if such recommendations are properly submitted to the Company. Stockholders wishing to recommend persons for consideration by the Nominating and Corporate Governance Committee as nominees for election to the Board can do so by writing to the Secretary at FX Alliance Inc., 909 Third Avenue, 10th Floor, New York, New York 10022. Recommendations must include the proposed nominee's name, biographical data and qualifications, as well as a written statement from the proposed nominee consenting to be named and, if nominated and elected, to serve as a director. Recommendations must also follow the Company's procedures for nomination of directors by Stockholders as provided in our By-laws. The Nominating and Corporate Governance Committee will consider the candidate and the candidate's qualifications in the same manner in which it evaluates nominees identified by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee may contact the Stockholder making the nomination to discuss the qualifications of the candidate and the Stockholder's reasons for making the nomination. The Nominating and Corporate Governance Committee may then interview the candidate if it deems the candidate to be appropriate. The Nominating and Corporate Governance Committee may use the services of a third-party search firm to provide additional information about the candidate prior to making a recommendation to the Board.

        The Nominating and Corporate Governance Committee's nomination process is designed to ensure that the Nominating and Corporate Governance Committee fulfills its responsibility to recommend candidates that are properly qualified to serve the Company for the benefit of all of its Stockholders, consistent with the standards established by the Nominating and Corporate Governance Committee under the Corporate Governance Guidelines.

Communication with the Board

        The Board and management encourage communications from the Company's Stockholders. Stockholders who wish to communicate with the Company's management should direct their communication to Andrew Posen, Investor Relations, FX Alliance Inc., 909 Third Avenue, 10th Floor, New York, New York 10022. Stockholders, or other interested parties, who wish to communicate with the non-management directors or any individual director should also direct their communications to Andrew Posen, Investor Relations, at the address above. Investor Relations will forward communications intended for the Board to the Chairman, or, if intended for an individual director, to that director. If multiple communications are received on a similar topic, Investor Relations may, in its discretion, forward only representative correspondence. Communications that are abusive, in bad taste or present safety or security concerns may be handled differently.

Risk Management

        The Board has an active role, as a whole and also at the committee level, in overseeing management of the Company's risks. The Board regularly reviews information regarding the Company's credit, liquidity and operations, as well as the risks associated with each. The Compensation Committee is responsible for overseeing the management of risks relating to the Company's executive compensation plans and arrangements. The Audit Committee assists with risk management oversight in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements. The Nominating and Corporate Governance Committee manages risks associated with the independence of the Board and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed through committee reports about such risks.

Board Committees

        The Board has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The Audit, Compensation and Nominating and Corporate Governance Committees are composed entirely of independent directors, as defined under applicable NYSE rules and guidelines. The charters of each committee are available on the Investor Relations page of our website, http://investors.fxall.com/phoenix.zhtml?c=233147&p=irol-govHighlights.

  Audit Committee

        As described in the Audit Committee charter, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent public accountants to audit our financial statements, including assessing the independent auditor's qualifications and independence, and establishes the scope of, and oversees, the annual audit. The Audit Committee also approves any other services provided by our independent public accountants. The Audit Committee provides assistance to the Board of Directors in fulfilling its oversight responsibility to the Stockholders, the investment community and others relating to the integrity of our financial statements, and our compliance with legal and regulatory requirements. The Audit Committee oversees our system of disclosure controls and procedures and system of internal controls regarding financial accounting, legal compliance and ethics that management and our Board established. In doing so, it is the responsibility of the Audit Committee to maintain free and open communication between the committee and our independent auditors, the internal accounting function and management of our Company.

        The Board of Directors has determined that the chairman of the Audit Committee is an "audit committee financial expert" as that term is defined in the applicable rules of the SEC. Mr. Fox is Chairman, and Ms. Casey, Ms. Christie and Mr. Rosenberg are members of the Audit Committee. During fiscal 2011, the Audit Committee held five meetings.

        The report of our Audit Committee appears under the heading "Audit Committee Report".

  Compensation Committee

        As described in the Compensation Committee charter, the Compensation Committee establishes and reviews general policies related to our compensation and benefits. The Compensation Committee determines and approves, or makes recommendations to the Board with respect to, the compensation and benefits of our Board and executive officers, and administers our 2006 Stock Option Plan and the FX Alliance Inc. 2012 Incentive Compensation Plan (the "2012 Plan").

        Mr. Trudeau is Chairman and Messrs. Putnam and Tomozawa are members of the Compensation Committee. During fiscal 2011, the Compensation Committee held two meetings.

        The report of our Compensation Committee appears under the heading "Compensation Committee Report on Executive Compensation".

  Nominating and Corporate Governance Committee

        As described in the Nominating and Corporate Governance Committee charter, the Nominating and Corporate Governance Committee recommends candidates to serve on our Board of Directors. The Nominating and Corporate Governance Committee is also responsible for overseeing the organization of the Board to discharge the Board's duties and responsibilities properly and efficiently, identifying best practices and recommending corporate governance principles, and developing and recommending to the Board a set of corporate governance guidelines and principles applicable to us.

        Ms. Christie is Chairperson and Messrs. Putnam and Trudeau are members of the Nominating and Corporate Governance Committee. During fiscal 2011, prior to the completion of our initial public offering, the Company did not have a Nominating and Corporate Governance Committee or equivalent committee performing a similar function. Consequently, there were no meetings of the Nominating and Corporate Governance Committee in fiscal 2011.

Indemnification Agreements

        We entered into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Compensation Committee Procedures

        The Compensation Committee directs management to prepare financial data used by the Compensation Committee in determining executive compensation. In addition, members of the Company's human resources and accounting departments assist in the preparation of executive compensation tally sheets and historical information on compensation paid to executives. The Compensation Committee is presented with recommendations from management as to the level and type of compensation to provide to named executive officers other than the Chief Executive Officer. The Compensation Committee also makes recommendations to the Board on the Chief Executive Officer's compensation and approves every equity compensation award granted to employees of the Company. Members of the Company's legal department provide the Compensation Committee with general advice on laws applicable to executive compensation and the directors' fiduciary duties in setting compensation.

        The Chief Executive Officer typically attends meetings at the request of the Compensation Committee. The Chief Executive Officer's feedback about each officer's performance is essential in the Compensation Committee's determination of the officer's salary and target incentive compensation determinations. The Compensation Committee also may hire independent consultants or professionals to advise it on compensation matters.

TRANSACTIONS WITH RELATED PERSONS

        Our Board adopted a Related Party Transactions Policy, which sets forth the manner in which we shall consider, evaluate and where appropriate conduct transactions with related parties. Additionally, the Audit Committee charter requires the Audit Committee to review all relationships and transactions in which the Company and its employees, directors and officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Based on all the relevant facts and circumstances, the Audit Committee will decide whether the related party transaction is appropriate and will approve only those transactions that are in the best interests of the Company.

        We require our directors and executive officers to complete annually a directors' and officers' questionnaire which requires disclosure of any related- party transactions. As required under SEC rules, transactions that are determined to be directly or indirectly material to the Company or a related person are disclosed in our periodic filings, as appropriate.

Related Party Client Relationships

        We receive transaction fees and user, settlement and license fees as a result of FX activity of our Stockholders on our trading platform. The fees and services that we offer to affiliated clients are substantially the same as those offered to our similar non-affiliated clients. Revenues from the following entities, who are also beneficial holders of 5% or more of our outstanding common stock as of December 31, 2011, and/or their affiliates, totaled $52.7 million, $44.5 million and $32.3 million for the years ended December 31, 2011, 2010 and 2009, respectively: Banc of America Strategic Investments Corporation, BNP Paribas, Citigroup Technology Inc., Credit Agricole CIB, Credit Suisse First Boston Next Fund Inc., Goldman Sachs Group, Inc., HSBC USA Inc., LabMorgan Corporation, Morgan Stanley Fixed Income Ventures Inc., and The Royal Bank of Scotland plc.

        We may have transactions in the ordinary course of our business with unaffiliated companies with which certain of our Board members, executive officers or members of their immediate family members are affiliated. We do not believe the fees we pay to such companies to be material to our business. Messrs. Trudeau and Rosenberg are general partners of TCV (a shareholder, not a client); Ms. Christie is employed by Pareto Investment Management Limited (not a shareholder; a client), which is owned by The Bank of New York Mellon Corporation (both a shareholder and a client).

Investors' Rights Agreement

        We are party to an Investors' Rights Agreement, dated as of August 1, 2006, or the "Investors' Rights Agreement," with the holders of our Series A Preferred Stock and common stock. The Investors' Rights Agreement provides for, among other things, certain registration rights, which were triggered in connection with our initial public offering. The selling stockholders included in our initial public offering were included pursuant to our obligations under the Investors' Rights Agreement. Additionally, subject to certain restrictions, at any time and from time to time six months after the completion of our initial public offering, the holders of a majority of our common stock, will have the option to require us to file up to two (for a possible total of four) registration statements covering such registrable securities with an anticipated aggregate offering price of at least $40.0 million. The Investors' Rights Agreement also provides for a right of first offer covenant under which each time we propose to offer any shares of, or securities convertible into, exchangeable or exercisable for any shares of our capital stock, we must first make an offering of such shares to the existing holders of our preferred stock.

        The Investors' Rights Agreement also provides for a 180 day lock-up of the holders of the Series A Preferred Stock and common units, which began on February 8, 2012, during which such holders cannot, without obtaining prior written consent from Merrill Lynch, Pierce, Fenner & Smith

Incorporated and Goldman, Sachs & Co., transfer or dispose of any shares of common stock or any securities convertible into, exercisable or exchangeable for common stock held immediately prior to the effectiveness of the Registration Statement on Form S-1 for our initial public offering. All of our outstanding preferred stock was converted into shares of common stock on a one-for-one basis immediately prior to the completion of our initial public offering.

Equity Holders' Agreement

        On September 29, 2006, we entered into an Equity Holders' Agreement with the holders of our common and preferred stock. The Equity Holders' Agreement, among other things, set the size of our Board at seven members, provided the procedures through which directors, including one independent director, could be elected and removed, and enumerated certain co-sale rights for the holders of our securities.

        The Equity Holders' Agreement provided that for so long as an independent director had been elected and is then serving on the board of directors and in the event our board of directors, together with at least a majority of the holders of our common stock and Series A preferred stock then outstanding approved a sale, transfer or other disposition of all of our voting capital stock, then the stockholders of the Company party to the Equity Holders' Agreement would vote in favor of such transaction and in opposition to any and all other proposals.

        The Equity Holders' Agreement enumerated co-sale rights for the holders of our securities. Where one or more holders of our equity securities proposed to sell a number of shares which exceeded 13.5% of the total number of shares of our Common Stock, and we declined to purchase such shares, pursuant to our right of first offer in our By-laws, then each holder of our Series A Preferred Stock or common stock could, upon twenty days written notice to the selling holder(s), participate in such sale of securities on the same terms and conditions as the selling holder(s). If a holder of our Series A Preferred Stock or common stock followed the proper procedures, its participation would decrease the number of shares that the selling holder(s) could sell. These co-sale rights did not apply in certain circumstances, including, but not limited to, any sale of equity securities to the public pursuant to a registration statement filed with the SEC under the Securities Act.

        All of our outstanding preferred stock was converted into shares of common stock on a one-for-one basis immediately prior to the completion of our initial public offering. All of the rights and obligations of the parties to this Equity Holders' Agreement terminated upon the consummation of our initial public offering.

Stockholder's Agreement

        We entered into a Stockholder's Agreement, dated August 22, 2008, with one of our directors, Gerald D. Putnam, Jr. Such Stockholder's Agreement provided, among other things, that Mr. Putnam would vote in favor of any transaction involving a sale, transfer or disposition of all of our voting capital stock, approved by our Board of Directors together with the holders of at least a majority of our Series A preferred and common stock then-outstanding (voting together as a single class and on an as-converted basis). Where Mr. Putnam did not vote in accordance with his obligations under these bring along provisions, he agreed to grant to another stockholder designated by our Board of Directors a proxy coupled with an interest in all shares he owned. Additionally, this Stockholder's Agreement contained certain transfer restrictions with respect to the common stock owned by Mr. Putnam. All of the rights and obligations of the parties to this Stockholder's Agreement terminated upon the consummation of our initial public offering.

Management Rights Agreement

        We entered into the Management Rights Agreement, dated as of September 29, 2006, with TCV VI, which provided the following contractual management rights to TCV VI:

  •
  TCV VI was entitled to consult with and advise management on significant business issues;

  •
  on at least two days prior written notice, TCV VI was permitted to, at reasonable times and intervals, request information on the general status of our financial conditions and operations and examine the our books and records and facilities; and

  •
  a representative of TCV VI was permitted to attend all meetings of our Board as a non-voting observer.

        The Management Rights Agreement was terminated on the consummation of our initial public offering.

LTI Stock Purchase Agreement

        On December 31, 2009, FX Alliance, LLC entered into a Stock Purchase Agreement, acquiring all of the outstanding capital stock of LTI from Citigroup Financial Products Inc., an entity affiliated with one of our current stockholders. The aggregate consideration for the LTI Acquisition was $7.4 million in cash which included a contingent return, or claw-back provision estimated at $2.3 million.

Board Compensation

        Directors who are our employees or employees of our subsidiaries do not receive any compensation for their service as members of either our Board of Directors or Board committees.

        In fiscal year 2011, none of our directors received any compensation for his services on our Board. On a going forward basis each non-employee director will receive an annual cash retainer of $50,000, or in the case of the Chairman or Lead Independent Director, $65,000. Chairs of the Audit, Compensation, and Nominating and Corporate Governance Committees will receive a supplemental annual retainer of $10,000. In addition, each member of a committee other than the chair, will receive supplemental annual retainer of $5,000. All non-employee directors will be eligible to receive an annual grant of restricted stock with a fair market value of $50,000.

Indemnification Agreements

        We entered into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Director Independence

        Upon completion of our initial public offering, our Board of Directors consisted of four members, Messrs. Weisberg, Putnam, Rosenberg and Trudeau. On March 13, 2012, the Board appointed Ms. Casey, Ms. Christie, Mr. Fox and Mr. Tomozawa as additional members of our Board of Directors. Our Board of Directors has affirmatively determined that each of Ms. Casey, Ms. Christie, Mr. Fox, Mr. Putnam, Mr. Rosenberg, Mr. Tomozawa and Mr. Trudeau meets the definition of "independent director" under applicable SEC and the New York Stock Exchange rules.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information as of July 12, 2012 regarding the beneficial ownership of our Common Stock by:

  •
  each person known by us to beneficially own 5% or more of our outstanding common stock;

  •
  each of our directors and named executive officers; and

  •
  all of our directors and executive officers as a group.

        Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of July 12, 2012 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 28,474,998 shares of common stock outstanding (including 24,061 restricted shares of Company Common Stock). Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o FX Alliance Inc., 909 Third Avenue, 10th Floor, New York, New York, 10022.

	Shares Beneficially Owned(1)
Name	Number	Percent
5% Stockholders:
Entities affiliated with Technology Crossover Ventures(2)	7,964,581	28.0%
Credit Agricole CIB(3)	1,431,018	5.0%
LabMorgan Corporation(4)	1,431,018	5.0%
Named Executive Officers and Directors:
Philip Z. Weisberg(5)	2,186,146	7.4%
John W. Cooley(6)	638,418	2.2%
James F.X. Sullivan(7)	82,600	*
Gerald D. Putnam, Jr.(8)	231,906	*
John C. Rosenberg(9)	7,960,414	28.0%
Robert W. Trudeau(10)	7,960,414	28.0%
Carolyn Christie(11)	2,890	*
Kathleen Casey(11)	2,890	*
Peter Tomozawa(11)	2,890	*
James L. Fox(11)	2,890	*
All executive officers and directors as a group (10 persons)	11,115,211	36.8%

*
Represents beneficial ownership of less than one percent (1%) of our outstanding common stock.

(1)
Shares shown in the table above include shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner's account.

(2)
Includes (i) 7,893,955 shares of our common stock owned by TCV VI, L.P., a Delaware limited partnership, or "TCV VI," (ii) 62,292 shares of our common stock owned by TCV Member Fund, L.P., a Cayman limited partnership, or "TCV Member Fund," and (iii) 4,167 shares of restricted stock granted individually to Mr. Rosenberg and Mr. Trudeau for their services as non-employee directors. The restricted stock vests on the one-year anniversary of the grant date. Technology Crossover Management VI, L.L.C., or "Management VI," as the sole general partner of TCV VI and a general partner of TCV Member Fund, may be deemed to have the sole voting and dispositive power over the shares held by TCV VI and certain of the shares held by TCV Member Fund. Jay C. Hoag, Richard H. Kimball, John L. Drew, Jon Q. Reynolds Jr. and Robert W. Trudeau, the "TCM VI Members," are Class A Members of Management VI and limited partners of TCV Member Fund, L.P. and may be deemed to share voting and dispositive power over the shares held by TCV VI and certain of the shares held by TCV Member Fund. Management VI, Mr. Trudeau, and each of the TCM VI Members disclaim beneficial ownership of the shares held by TCV VI and TCV Member Fund except to the extent of their respective pecuniary interest therein. The address for TCV VI, TCV Member Fund and Management VI is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, California 94301.

(3)
Credit Agricole CIB's address is 9 quai Paul Doumer, 92920 Paris La Defense Cedex France.

(4)
LabMorgan Corporation's address is c/o JPMorgan Chase Bank, N.A., Private Equity Fund Services, 1 Chase Manhattan Plaza, 17th Floor, New York, NY 10005-1401.

(5)
Includes options for 1,140,432 shares of our common stock that are exercisable within 60 days of July 12, 2012.

(6)
Includes options for 387,436 shares of our common stock that are exercisable within 60 days of July 12, 2012.

(7)
Includes options for 82,500 shares of our common stock that are exercisable within 60 days of July 12, 2012.

(8)
Includes options for 97,739 shares of our common stock that are exercisable within 60 days of July 12, 2012, 4,167 shares of restricted stock granted to Mr. Putnam for his services as a non-employee director, which vests on the one-year anniversary of the grant date, and 130,000 shares of our common stock held in the name of GSP FX, LLC, or "GSP FX," a Nevis limited liability company, which is beneficially owned by Mr. Putnam and his immediate family and managed by Mr. Putnam in his capacity as the President of the manager of GSP FX. Mr. Putnam may be deemed to be the beneficial owner of shares beneficially owned by GSP FX. Mr. Putnam disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(9)
Includes all of the shares attributable to entities affiliated with Technology Crossover Ventures noted above including 4,167 shares of restricted stock granted individually to Mr. Rosenberg for his service as a non-employee director. The restricted stock vests on the one-year anniversary of the grant date. Mr. Rosenberg is an assignee of Management VI and a partner of TCV Member Fund, but does not share voting or dispositive power over the shares held by TCV VI or TCV Member Fund. Mr. Rosenberg disclaims beneficial ownership of the shares held by TCV VI and TCV Member Fund except to the extent of his pecuniary interest therein. The address for Mr. Rosenberg is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, California 94301.

(10)
Includes all of the shares attributable to entities affiliated with Technology Crossover Ventures noted above including 4,167 shares of restricted stock granted individually to Mr. Trudeau for his service as a non-employee director. The restricted stock vests on the one-year anniversary of the grant date. Management VI as the sole general partner of TCV VI and a general partner of TCV Member Fund, may be deemed to have the sole voting and dispositive power over the shares held by TCV VI and certain of the shares held by TCV Member Fund. The TCM VI Members are Class A Members of Management VI and limited partners of TCV Member Fund, L.P. and may be deemed to share voting and dispositive power over the shares held by TCV VI and certain of the shares held by TCV Member Fund. Management VI, Mr. Trudeau, and each of the TCM VI Members disclaim beneficial ownership of the shares held by TCV VI and TCV Member Fund except to the extent of their respective pecuniary interest therein. The address for Mr. Trudeau is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, California 94301.

(11)
Represents 2,890 shares of restricted stock granted individually for services as a non-employee director. The restricted stock vests on the one-year anniversary of the grant date.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires our directors and officers to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and to furnish us with copies of all forms filed. To our knowledge, based solely on review of the copies of such reports furnished to us and written representations that no other reports were required during the past fiscal year, all Section 16(a) filing requirements applicable to our officers and directors were met.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

        The purpose of this compensation discussion and analysis section is to provide information about the material elements of compensation that is paid, awarded to or earned by our "named executive officers," who consist of our principal executive officer, our principal financial officer and our general counsel. For our fiscal year ending December 31, 2011 (referred to herein as "fiscal year 2011"), our named executive officers were:

Name	Position(s)
Philip Z. Weisberg	Chief Executive Officer
John W. Cooley	Chief Financial Officer
James F.X. Sullivan	General Counsel

Objectives and Philosophy

        Our executive compensation program is designed to support the key objective of creating value for shareholders by growing our revenue and adjusted EBITDA, and by growing trading volume and the number of active customers. In order to further these goals, the Compensation Committee of the Board of Directors (the "Committee") has established the following objectives in determining the compensation of the named executive officers:

  •
  balance rewards for executives between short-term results and long-term strategic goals;

  •
  attract and retain high performing executive talent by compensating executives at competitive levels;

  •
  provide rewards consistent with a pay-for-performance philosophy; and

  •
  align management and shareholder interests through equity based compensation, which provides long-term incentives to the executives to drive a high total shareholder return.

        Consistent with our pay-for-performance philosophy, a significant portion of each executive officer's total compensation is variable and delivered based on actual performance and results, as discussed below.

        Going Forward:    Our compensation approach has been necessarily tied to our stage of development. Prior to our initial public offering, we were a privately held company. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. Accordingly, the compensation paid to our named executive officers for fiscal year 2011 is not necessarily indicative of how we will compensate our named executive officers after our initial public offering. Changes that have been made or planned for 2012 are discussed herein.

2011 Compensation Committee Decisions

        Based on the Committee's determination of Company performance in relation to market performance and its understanding of external market pay levels, the Committee took several actions in 2011:

        Limited 2011 Base Salary Increases to Named Executive Officers:    The current employment agreements for Messrs. Weisberg and Cooley were signed in 2010 and included salary increases that took effect in 2010. No additional base salary increases were provided in 2011 to these officers. Mr. Sullivan is employed under an employment agreement signed in 2001; he received a salary increase from $200,000 to $225,000 in March 2011 and received a further increase in base salary to $275,000 effective March 1, 2012.

        Increases in 2011 Bonus Target Dollar Amounts:    The employment agreements for Messrs. Weisberg and Cooley signed in 2010 both included increases in annual bonus targets to $1,600,000 and $625,000 respectively that took effect in 2011. Mr. Sullivan has historically not had an annual bonus target amount.

        2011 Bonus Payments:    Based on both the financial and strategic performance of the Company and its named executive officers, the Committee elected to pay Mr. Weisberg a bonus of $1,300,000 for 2011, constituting 81.25% of his target bonus, to pay Mr. Cooley a bonus of $625,000 for 2011, constituting 100% of his target bonus, and to pay Mr. Sullivan a bonus of $250,000 for 2011. For more information on how bonus amounts are determined, see "—Components of Executive Compensation for 2011—Annual Bonus."

        Limited 2011 Stock Option Awards:    The employment agreements for Messrs. Weisberg and Cooley signed in 2010 included substantial one-time option awards and, as a result, the Committee elected not to make any new option grants to these officers. Mr. Sullivan did not receive a stock option grant in 2011, but did receive a stock option grant of 25,000 options under the new FX Alliance Inc. 2012 Incentive Compensation Plan (the "2012 Incentive Plan") upon the successful completion of our initial public offering.

        Adoption of New Executive Compensation Policies:    We have adopted an Insider Trading Policy and developed an Industry Peer Group for external benchmarking purposes and Chief Executive Officer Stock Ownership Guidelines, as part of an effort to establish sound corporate governance guidelines.

Compensation Processes and Criteria

        Role of the Committee:    Our Committee oversees our compensation practices and consists of Messrs. Trudeau, Putnam and Tomozawa. The Committee is responsible for establishing and approving the compensation of our officers, and operates under a written charter adopted by our Board of Directors. The Committee determines or recommends any overall salary increase and bonus pool and any other compensation that may be provided to any of the named executive officers, including establishing the compensation plans and programs, and determining the overall executive compensation program. The Committee recommends the appropriate level of compensation of the Chief Executive Officer to the Board of Directors, which has ultimate responsibility for setting the compensation of the Chief Executive Officer. In addition, the Committee has final authority in the determination of compensation levels and plans for the other named executive officers.

        Role of Management:    The Chief Executive Officer recommends the compensation of the other named executive officers as well as other officers below that level ("Management") to the Committee, and administers and communicates the compensation decisions that are made by the Committee. In certain instances, members of Management serve as an intermediary between the Committee and the Independent Compensation Consultant (as defined below) to report Company information, and review interim reports for accuracy.

        Role of the Independent Compensation Consultant:    In order to ensure that we continue to remunerate our executives appropriately, the Committee has retained Towers Watson as its independent compensation consultant (the "Independent Compensation Consultant") to review its policies and procedures with respect to executive compensation. In 2011, Towers Watson was contracted by the Committee to review executive contracts, review a draft of a portion of the Company's registration statement, assist with compensation policy development and provide publicly available compensation data for both named executive officers and non-executive officers. The Committee retains the right to modify or terminate its relationship with Towers Watson or select other outside advisors to assist the Committee in carrying out its responsibilities.

        Use of Market Data:    In the past, we focused on providing a competitive compensation package for executives based on market compensation practices in the financial services and financial technology sectors for like positions, as determined by and based upon the experience of the Committee. No formal industry peer group was established for 2011 pay decisions. In late 2011, published compensation survey data for the electronic trading industry was provided to the Committee by the Independent Compensation Consultant, and the Committee considered this data when determining Mr. Sullivan's salary level for 2012.

        Industry Peer Group:    In 2012 the Committee is expected to review and approve an Industry Peer Group of publicly traded US companies that, going forward, will serve as an external data source for named executive officer compensation levels, policies and practices. This Industry Peer Group will be developed and modified by the Independent Compensation Consultant in conjunction with the Chief Executive Officer and Compensation Committee. It will consist of companies focused on financial services technology, and have a size (as measured by revenue and market capitalization) that the Committee considers relevant to the Company's long-term goals. While the Committee will review the peer group data, it does not intend to use the peer group data as the sole determining factor for compensation. Instead, the Committee will use the peer data as part of its overall decision making, recognizing there may be material differences in the Company's size, objectives and roles of individuals compared with peer group companies.

        Risk Management:    We have determined that any risks arising from our compensation programs and policies are not reasonably likely to have a material adverse effect on us. Our compensation programs and policies mitigate risk by combining performance-based, long-term compensation elements with payouts that are correlated with the value delivered to stockholders. The combination of performance measures for annual bonuses and the equity compensation programs, share ownership and retention guidelines for the Chief Executive Officer, as well as the multiyear vesting schedules for equity awards, encourages employees to maintain both short and long-term views with respect to Company performance.

Components of Executive Compensation for 2011

        In 2011, the elements of compensation for the named executive officers included a mix of base salary and annual bonus. In previous years, this has also included equity grants. Executive compensation has a high proportion of total direct compensation delivered through pay-for-performance incentives and long-term equity-based compensation, resulting in more compensation being dependent on our performance.

  Base Salary

        Base salaries are set by the Committee, or in the case of the CEO, by the Board based on their understanding of compensation levels at financial services or trading technology companies of similar size and complexity, as well as their subjective overall assessment of performance.

        2011 Actions:    In 2011, the Committee did not increase the annual base salaries for Messrs. Weisberg or Cooley. Each of these officers entered into new employment agreements with the Company in 2010, and as a result, the Committee concluded that no base salary increases were required to maintain market competitiveness in 2011. Mr. Sullivan's base salary was raised from $200,000 per year to $225,000 per year effective March 2011 and was increased again effective March 1, 2012 to $275,000. These increases are due to his increase in responsibilities related to preparing the

Company to be a publicly traded company. The annual base salaries for each of our named executive officers are as follows:

Named Executive Officer	2011 Annual Salary as of December 31
Philip Z. Weisberg	$400,000
John W. Cooley	$300,000
James F.X. Sullivan	$225,000

        Going Forward:    The Committee will include the use of peer group data as a factor in its evaluation of base salaries for the named executive officers.

  Annual Bonus

        The Committee has the authority to award annual bonuses to our named executive officers, based upon recommendations made by the Chief Executive Officer (other than for his own compensation). The annual bonuses are intended to offer incentive compensation by rewarding the achievement of corporate and individual performance objectives.

        Chief Executive Officer Target Bonus Amounts:    On an annual basis, the Committee sets a target level of bonus compensation for Mr. Weisberg that is structured as a percentage of his annual base salary. In 2010, when renegotiating Mr. Weisberg's employment agreement, the Committee elected to increase Mr. Weisberg's annual target bonus from $1,100,000 to $1,600,000, effective with the start of fiscal year 2011. The Committee provided this increase based on the performance of the Company, the performance of Mr. Weisberg and their general understanding of market compensation for Chief Executive Officers of financial technology firms. This change represented a change in mix of compensation as the portion of Mr. Weisberg's total compensation represented by equity compensation was reduced to limit dilution.

        Other Named Executive Officer Target Bonus Amounts:    In 2010, when renegotiating Mr. Cooley's contract, the Committee elected to increase Mr. Cooley's annual target bonus from $500,000 to $625,000, effective with the start of fiscal year 2011. The Committee provided this increase based on performance of the Company, the performance of Mr. Cooley, his additional responsibilities related to Human Resources, and his anticipated value to the Company as well as their general understanding of market compensation for Chief Financial Officers of financial technology firms. Mr. Sullivan did not have a target bonus amount for fiscal year 2011, and has not had a target bonus in previous years.

        For 2011, the target bonus amounts in dollar terms and as a percentage of salary were:

	Annual Bonus Target Value
Named Executive Officer	% of Annual Base Salary	$
Philip Z. Weisberg	400%	$1,600,000
John W. Cooley	208%	$625,000
James F.X. Sullivan	N/A	N/A

        Chief Executive Officer Performance Objectives:    In the case of the Chief Executive Officer, the Committee after consultation with the Chief Executive Officer at the beginning of the year establishes his performance objectives (individual and Company) for the upcoming year. At the end of the year, the Committee conducts a performance evaluation of the Chief Executive Officer based on his achievement of these pre-established objectives and other performance factors that it deems appropriate.

        The 2011 performance objectives for Mr. Weisberg included (i) a corporate-wide revenue target excluding interest and other income of $114.7 million, (ii) an adjusted EBITDA target of $51.2 million, (iii) and other discretionary and individualized goals as determined by the Company (refer to table below).

        Other Named Executive Officer Performance Objectives:    The various corporate and individual performance objectives considered by our Chief Executive Officer and Committee when making our named executive officers' annual cash bonus determinations are different for each individual depending upon that officer's duties and areas of responsibility. Their performance objectives are established and communicated to each of the named executive officers upon the approval of the plan by the Board of Directors. These corporate and individual performance objectives are designed to be challenging but achievable. The performance metrics and objectives are primarily qualitative in nature and not quantitative, and are not weighted in any specific manner by our Chief Executive Officer or Committee in making annual bonus determinations for named executive officers.

        To assist the Committee in its review of the named executive officers other than the Chief Executive Officer, the Chief Executive Officer presents his performance assessment and compensation recommendations for each executive officer to the Committee other than himself, and then the final payment to each named executive officer may be adjusted, up or down, by the Committee, depending on its assessment of each individual's performance.

        Our Chief Executive Officer and the Committee have the discretion to determine whether and in what amounts such bonuses are paid based upon his or its subjective and quantitative evaluation of whether the named executive officers have achieved their respective objectives and the impact of their performance on overall corporate objectives. Bonus determinations are not formulaic and our Chief Executive Officer and Committee retain complete discretion over the ultimate annual bonus determinations regardless of a named executive officer's individual or corporate performance. In making the bonus determinations, our Chief Executive Officer and Committee have not historically followed any established guidelines. These annual bonuses are intended to reward named executive officers who have a positive impact on corporate results.

        2011 Results and Annual Incentive Bonus Payments:    All named executive officers were responsible for overall financial objectives set during the budgeting process at the beginning of the fiscal year.

Financial Objectives
($ amounts in millions)

Objective	Target	Achievement
Revenue excluding interest and other income	$114.7	$118.2
Adjusted EBITDA	$51.2	$57.8
Adjusted EBITDA Margin	45%	49%

        In making the bonus determination for Mr. Weisberg, the Committee considered these results in relation to general market results. In making bonus determinations for other named executive officers, our Chief Executive Officer and the Committee considered all of these results, as well as general performance metrics that he or it believe most appropriately reflected each executive officer's impact on our overall corporate performance.

Philip Z. Weisberg	John W. Cooley	James F.X. Sullivan
Strategy: One of Mr. Weisberg's primary responsibilities is the development and implementation of strategic plans. In 2011, he laid out and launched a plan for derivatives trading on the platform and ensured that the organization was ready for potential regulatory changes. In October, the Board of Directors accepted his 12 month business plan followed by an approval of a 24 month revenue plan.	Legal and Financial Risk Management and Reporting: Mr. Cooley ensured overall readiness for a public offering and ongoing reporting and compliance by advancing the people, processes and systems for reporting and financial planning and analysis.	SEC Readiness/IPO S-1: Mr. Sullivan was tasked with preparing the company for a potential public offering. He managed the process for selecting legal counsel and all internal legal processes associated with the public offering.

Technology and Market Execution: The Compensation Committee considered Mr. Weisberg's performance as a technology and market innovator. Mr. Weisberg increased the service levels and continues to manage the team towards higher levels of achievement. He has also pursued and delivered higher scalability in our active trading systems model and continues to improve the client footprint in that market.	Regulatory Authorizations for NDF's and Options: Mr. Cooley advanced readiness for approvals to become a swap execution facility.	Regulatory Compliance: Mr. Sullivan drafted documents for regulators to communicate the business impact of Dodd Frank and to influence the development of associated legislation and regulations.

Human Resources and Organization: Mr. Weisberg is responsible for developing the staff and organization to be an innovative market-leader. In 2011, the Committee considered his performance relating to retention and development of the senior team and overall employee satisfaction.
	Human Resources and Administration: Mr. Cooley was tasked with and executed on hiring executive level talent in Finance, Human Resources and Regulatory Compliance in preparation for being a public company.	Accelerating Adoption: Mr. Sullivan streamlined the process of completing client user agreements.

        The bonuses approved by the Committee and paid for 2011 performance were:

	Annual Incentive Earned
Named Executive Officer	$	% of Target
Philip Z. Weisberg	$1,300,000	81.25%
John W. Cooley	$625,000	100%
James F.X. Sullivan	$250,000	N/A

        Going Forward:    For 2012, the Committee is expected to adopt a non-equity incentive plan as part of the 2012 Incentive Plan. The Committee will determine for each named executive officer target amounts, target performance levels and maximum awards. For more information on the new 2012 Incentive Plan, see "—Equity Incentive Plans—The 2012 Incentive Plan."

Equity Plans

        The Committee believes that equity-based compensation is an important component of our executive compensation program and that providing a significant portion of our named executive officers' total compensation package in equity-based compensation aligns the incentives of our executives with the interests of our stockholders and with our long-term corporate success. Additionally, the Committee believes that equity-based compensation awards enable us to attract, motivate, retain and compensate executive talent adequately. To that end, we have awarded equity-based compensation in the form of stock options to further the long-term perspective necessary for continued success of the business. For further information on these grants, please see "—Employment Agreements and Severance and Change in Control Benefits."

        2011 equity grants to named executive officers:    Messrs. Weisberg and Cooley did not receive any equity grants because they signed employment agreements that included a 2010 one-time stock option grant and, as longer-tenured employees, their cumulative equity ownership in the form of stock options was sufficient to align their personal financial interests with stockholder interests up through the date of the offering. Messrs. Weisberg and Cooley also received stock option grants in 2006. The Company has granted stock options to Mr. Sullivan annually from 2006-2010. Mr. Sullivan did not receive a stock option grant in 2011, but did receive a stock option grant of 25,000 options under our new 2012 Incentive Plan upon the successful completion of the our initial public offering.

        Insider trading policy:    We have adopted an insider trading policy, which prohibits trading in company shares when the affected employee is in possession of material non-public information about the company.

        Going Forward:    We expect several changes to our equity plans and practices following the completion of our initial public offering:

  •
  For 2012, the Compensation Committee and our Board of Directors has approved the 2012 Incentive Plan as further described in "—Equity Incentive Plans—The 2012 Incentive Plan" below, which became effective upon consummation of our initial public offering. This plan provides the Compensation Committee with the authority to grant stock options, restricted stock units, performance units, and other types of equity and non-equity incentives to employees, directors, and other key contributors to the Company.

  •
  We expect the Compensation Committee to make equity-based grants to our named executive officers and other employees on a periodic basis. These grants may be in the form of stock options, restricted stock units, performance-based shares or other permitted incentive types.

Dividend, Option Adjustments and Share Grants in Connection with our Initial Public Offering

        In connection with the completion of our initial public offering, in February 2012, we paid a dividend of $2.23 per share to record holders of our outstanding preferred stock and common stock as of January 24, 2012. As required under the terms of our 2006 stock option plan, we made anti-dilution adjustments to vested and unvested stock options. We made a dividend equivalent payment of $2.23 per share of common stock underlying each vested stock option to holders of outstanding vested stock options as of the record date, for an aggregate payment to these option holders of approximately $6.9 million. As a result, Messrs. Weisberg, Cooley and Sullivan received dividend equivalent payments of approximately $2.5 million, $0.9 million, and $0.2 million, respectively. In addition we made adjustments to the exercise price and the number of shares underlying outstanding unvested options. As the result of these adjustments, Messrs. Weisberg, Cooley and Sullivan had the number of shares underlying their outstanding unvested options adjusted from 525,000 to 622,563, from 196,875 to 233,460, and from 37,500 to 44,466, respectively, with weighted average exercise prices of $11.17, $11.17, and $10.52, respectively. In addition, each of Messrs. Weisberg, Cooley and Sullivan received a grant of 100 shares of our common stock upon the completion of our initial public offering.

Other Executive Benefits and Perquisites

        We provide no benefits to our named executive officers that are not available on the same basis to other eligible employees. Our employee benefits for U.S. based employees include:

  •
  health insurance;

  •
  life insurance and supplemental life insurance;

  •
  short-term and long-term disability; and

  •
  401(k) plan with matching contributions.

        We believe these benefits are generally consistent with those offered by other companies and particularly those companies with which we compete for employees.

        Going Forward:    We expect no additional benefits or perquisites to be adopted for our named executive officers.

Employment Agreements and Severance and Change in Control Benefits

        We have entered into employment agreements with Messrs. Weisberg, Cooley and Sullivan. These agreements provide for severance in the event of certain qualifying terminations of employment, as further explained below. Furthermore, we recognize that the possibility of a change in control could arise and that such a possibility could result in the departure or distraction of members of the management team to the detriment of the Company and our stockholders, and therefore we have included in these employment agreements enhanced severance provisions in the event of certain terminations in connection with a change in control to minimize employment security concerns arising in the course of negotiating and completing a significant transaction. These benefits, which are payable only if the named executive officer is terminated by the Company without cause or the executive resigns for good reason in connection with a change in control, are also quantified in the section below captioned "Potential Payments Upon Termination." These benefits include, in certain circumstances, the accelerated vesting of options, as further discussed below. We believe that it is appropriate to provide for accelerated vesting to protect the named executive officers from losing their unvested stock options upon termination in the event of a change in control as discussed above. By agreeing to protect the stock options of named executive officers, we believe we can reinforce and encourage the continued attention and dedication of the named executive officers to their assigned duties without distraction in the face of an actual or threatened change in control that may result in termination of their employment. In return, each named executive officer covenants not to compete or solicit employees from the date of termination, as further discussed below. Any severance payments cease if the executive violates these covenants during the severance period.

        The employment agreements for the named executive officers are summarized below. For further information on the employment agreements, we refer you to a complete copy of the agreements which we have filed as exhibits to our Registration Statement on Form S-1, as amended, filed with the SEC on February 7, 2012.

  Employment Agreement with Philip Z. Weisberg

        Mr. Weisberg entered into an employment agreement with the Company on July 15, 2010, which was amended on the effective date of our initial public offering; the agreement as amended is summarized below. Mr. Weisberg's employment agreement has an initial term of four and one-quarter (4.25) years, beginning on September 29, 2010 and ending on December 31, 2014, which will automatically renew for additional one-year periods unless the Company or Mr. Weisberg gives written notice to the other party at least 90 days prior to such expiration. Under the terms of the employment agreement, Mr. Weisberg is paid an annual base salary of $400,000 and is entitled to an annual bonus in the target amount of $1,600,000 for 2011 and each year thereafter, based upon the satisfaction of performance targets. Mr. Weisberg is also entitled to participate in the employee benefit plans and programs that the Company makes generally available to all of its senior level executives or to other employees.

        Pursuant to the employment agreement, the Company made a grant of 700,000 options to Mr. Weisberg on December 28, 2010 with an exercise price of $13.25 per share. The options vest, and become exercisable, in four equal 25% installments beginning on December 31, 2011 and on each of the next three anniversaries thereof, provided that Mr. Weisberg continues to be employed until such time. The options expire on the tenth anniversary of the date of grant, subject to earlier expiration in the event of certain terminations of Mr. Weisberg's employment. For more information regarding certain adjustments made to Mr. Weisberg's option grant upon the consummation of our initial public offering, see "—Dividend, Option Adjustments and Share Grants in Connection with our Initial Public Offering."

        While Mr. Weisberg is employed, and for the one year period thereafter, he has agreed not to solicit employees of the Company or any of its clients or suppliers or engage in the specified business of the Company; if he is terminated during the period beginning three months before a change in control and ending on the first anniversary of the change in control, this period is lengthened to two years. The employment agreement also contains customary provisions regarding confidential information and protection of intellectual property.

        Mr. Weisberg's employment agreement grants him rights in the event of certain terminations of his employment:

  (a)
  In the event of his termination due to death, he (or his estate) is entitled to (i) a lump sum cash payment equal to his unpaid base salary through the date of termination, accrued but unused vacation time and any unreimbursed expenses (together, the "Accrued Obligations"), (ii) any unpaid bonus for the year prior to the year of termination, (iii) an amount equal to $1,600,000 pro-rated for the number of months in the calendar year of the termination in which he was employed, (iv) vesting of the portions of the options that would have vested on any vesting date occurring within 12 months of the termination (all unvested options will expire) and (v) vesting of his distribution equivalent payment (if any) ("distribution equivalent payment" is defined in the employment agreement and is the amount of the payments (if any) that the Company has made on equity that is the same as the equity underlying

    Mr. Weisberg's options during a period of a year before through a year after a change in control);

  (b)
  In the event of his termination due to disability, he is entitled to (i) the Accrued Obligations, (ii) any unpaid bonus for the year prior to the year of termination, (iii) 3 months of continued payments of his base salary and continued participation in the Company's health plans (ending at such earlier time as he becomes employed by another party), (iv) an amount equal to $1,600,000 pro-rated for the number of months in the calendar year of the termination in which he was employed, (v) vesting of the portion of the options that would have vested on any vesting date occurring within 12 months of the termination (all unvested options will expire) and (vi) vesting of his distribution equivalent payment (if any);

  (c)
  In the event that the Company terminates his employment without cause (as defined in the employment agreement, which includes non-renewal of the agreement by the Company at the end of a term) or if Mr. Weisberg terminates his employment for good reason (as defined in the employment agreement, which definition includes Mr. Weisberg's failure to be employed as the Chief Executive Officer of a publicly traded company), in each case under circumstances other than in connection with a change in control (as defined in the employment agreement) as contemplated below, then, contingent upon his signing a general release and waiver, he is entitled to (i) the Accrued Obligations, (ii) $166,667 on the 60th day following his termination and on the 15th of each of the next 11 months, (iii) 12 months of continued participation in the Company's health plans (or such earlier time as he becomes eligible for health benefits under another group plan), (iv) any unpaid bonus for the year prior to the year of termination, (v) an amount equal to $1,600,000 pro-rated for the number of months in the calendar year of the termination in which he was employed, (vi) vesting of the portion of the options that would have vested on any vesting date occurring within 24 months (or 12 months in the case of nonrenewal of the agreement by the Company at the end of the term) of the termination (all unvested options will expire) and (vii) vesting of his distribution equivalent payment (if any);

  (d)
  In the event that Mr. Weisberg is terminated for cause or due to his voluntary resignation (including his non-renewal of the employment agreement at the end of a term), he is generally only entitled to the Accrued Obligations and, unless he was terminated for cause, any unpaid bonus for the year ending prior to such termination; and

  (e)
  If during the period beginning three months before a change in control and ending on the first anniversary of the change in control Mr. Weisberg's employment is terminated without cause (including by the company not renewing his employment agreement) or by him for specified terminations for good reason, and in each case he executes a general release and waiver, he is entitled to (i) the Accrued Obligations, payable on the 60th day following termination, (ii) $333,333, with such payment being made on the 60th day following termination and on the 15th of each of the following 11 months, or, in the event of certain types of a change in control, a lump-sum, (iii) 24 months of participation in continuing health coverage (unless he qualifies for another group health arrangement), (iv) any unpaid bonus for the year prior to the date of termination, (v) a payment equal to $1,600,000 pro-rated for the number of months he worked during the calendar year of his termination, (vi) vesting of all of his options and (vii) vesting of his distribution equivalent payment (if any).

        The employment agreement also provides for the reduction of certain "parachute payments" in the event that Mr. Weisberg would be better off on an after-tax basis if such amounts were reduced.

        Mr. Weisberg's Pre-Offering Employment Arrangements:    Mr. Weisberg's employment agreement was amended upon the completion of our initial public offering and the amended agreement is described above. The amendments were initiated by the Company as proper and beneficial to the interests of the Company and appropriate provisions for the relationship of a publicly traded company with its chief executive officer. The employment arrangements that were in effect prior to our initial public offering (the "pre-offering arrangements") differ from the amended employment agreement in the following ways: (a) during his employment and for the one year period thereafter, Mr. Weisberg is not to solicit employees of the Company or any of its clients or suppliers, and during his employment and for the six month period thereafter, Mr. Weisberg is not to engage in the specified business of the Company; (b) the definition of good reason did not expressly include Mr. Weisberg's failure to be employed as the Chief Executive Officer of a publicly traded company; (c) in lieu of the vesting of options that would vest within the next 24 months after his termination by the Company without cause or by Mr. Weisberg with good reason as contemplated under clause (vi) of paragraph (c) above, only those options that would vest within the next 12 months after his termination would vest at such termination; (d) severance benefits would also be available upon Mr. Weisberg's resignation other than for good reason upon the first anniversary of a change in control; (e) the cash payment amount contemplated under clause (ii) of paragraph (e) above would be $166,667 upon Mr. Weisberg's resignation other than for good reason upon the first anniversary of the change in control; and (f) in lieu of the vesting of all options as contemplated under clause (vi) of paragraph (e) above, only those options that would vest within the next 24 months after his resignation would vest upon Mr. Weisberg's resignation other than for good reason upon the first anniversary of the change in control.

  Employment Agreement with John W. Cooley

        Mr. Cooley entered into an employment agreement with the Company on July 15, 2010, which was amended on the effective date of our initial public offering; the agreement as amended is summarized below. Mr. Cooley's employment agreement has an initial term of four and one-quarter (4.25) years, beginning on October 1, 2010 and ending on December 31, 2014, which will automatically renew for additional one-year periods unless the Company or Mr. Cooley gives written notice to the other party at least 90 days prior to such expiration. Under the terms of the employment agreement, Mr. Cooley is paid an annual base salary of $300,000 and is entitled to an annual bonus in the target amount of $625,000 for 2011 and each year thereafter, based upon the satisfaction of performance objectives. Mr. Cooley is also entitled to participate in the employee benefit plans and programs that the Company makes generally available to all of its senior level executives or to other employees.

        Pursuant to the employment agreement, the Company made a grant of 262,500 options to Mr. Cooley on December 28, 2010 with an exercise price of $13.25 per share. The options vest in four equal 25% installments beginning on December 31, 2011 and on each of the next three anniversaries thereof, provided that Mr. Cooley continues to be employed until such time. The options expire on the 10th anniversary of the date of grant, subject to earlier expiration in the event of certain terminations of Mr. Cooley's employment. For more information regarding certain adjustments made to Mr. Cooley's option grant upon the consummation of our initial public offering, see "—Dividend, Option Adjustments and Share Grants in Connection with our Initial Public Offering."

        While Mr. Cooley is employed, and for the one year period thereafter, he has agreed not to solicit employees of the Company or any of its clients or suppliers or engage in the specified business of the Company; if he is terminated during the period beginning three months before a change in control and ending on the first anniversary of the change in control, this period is lengthened to eighteen months. The employment agreement contains customary provisions regarding confidential information and protection of intellectual property.

        Mr. Cooley's employment agreement grants him rights in the event of certain terminations of his employment:

  (a)
  In the event of his termination due to death, he (or his estate) is entitled to (i) the Accrued Obligations, (ii) any unpaid bonus for the year prior to the year of termination, (iii) an amount equal to $625,000 pro-rated for the number of months in the calendar year of the termination in which he was employed, (iv) vesting of the portion of the options that would have vested on any vesting date occurring within 12 months of the termination (all unvested options will expire) and (v) vesting of his distribution equivalent payment (if any) ("distribution equivalent payment" is defined in the employment agreement and is the amount of the payments (if any) that the Company has made on equity that is the same as the equity underlying Mr. Cooley's options during a period of a year before through a year after a change in control);

  (b)
  In the event of his termination due to disability, he is entitled to (i) the Accrued Obligations, (ii) any unpaid bonus for the year prior to the year of termination, (iii) 3 months of continued payments of his base salary and continued participation in the Company's health plans (ending at such earlier time as he becomes employed by another party), (iv) an amount equal to $625,000 pro-rated for the number of months in the calendar year of the termination in which he was employed, (v) vesting of the portion of the options that would have vested on any vesting date occurring within 12 months of the termination (all unvested options will expire) and (vi) vesting of his distribution equivalent payment (if any);

  (c)
  In the event that the Company terminates his employment without cause (as defined in the employment agreement, which includes non-renewal of the agreement by the Company at the end of a term) or if Mr. Cooley terminates his employment for good reason (as defined in the employment agreement, which definition includes Mr. Cooley's failure to be employed as the Chief Financial Officer of a publicly traded company), in each case under circumstances other than in connection with a change in control (as defined in the employment agreement) as contemplated below, then, contingent upon his signing a general release and waiver, he is entitled to (i) the Accrued Obligations, (ii) $25,000 on the 60th day following his termination and on the 15th of each of the next 11 months (or next five months in the case of a termination due to non-renewal by the Company), (iii) 12 months (or six months in the case of a non-renewal by the Company) of continued participation in the Company's health plans (or, in each case, such earlier time as he becomes eligible for health benefits under another group plan), (iv) any unpaid bonus for the year prior to the year of termination, (v) an amount equal to $625,000 pro-rated for the number of months in the calendar year of the termination in which he was employed, (vi) in a termination other than a non-extension, 12 monthly installments of $52,083, (vii) vesting of the portion of the options that would have vested on any vesting date occurring within 24 months of the termination (all unvested options will expire), and (viii) vesting of his distribution equivalent payment (if any);

  (d)
  In the event that Mr. Cooley is terminated for cause or due to his voluntary resignation (including his non-renewal of the employment agreement at the end of a term), he is generally only entitled to the Accrued Obligations and, except if he was terminated for cause, any unpaid bonus for the year ending prior to such termination; and

  (e)
  If during the period beginning three months before a change in control and ending on the first anniversary of the change in control Mr. Cooley's employment is terminated without cause (including by reason of the Company not renewing his employment agreement) or by him for specified terminations for good reason, and in each case he executes a general release and waiver, then he is entitled to (i) the Accrued Obligations, (ii) $115,625 on the 60th day following termination and on the 15th of each of the following 11 months, or, following certain types of a change in control, a lump-sum, (iii) 18 months of participation in continuing health coverage (unless he qualifies for another group health arrangement), (iv) any unpaid bonus for the year prior to the date of termination, (v) a payment equal to $625,000 pro-rated for the number of months he worked during the calendar year of his termination, (vi) vesting of all of his options and (vii) vesting of his distribution equivalent payment (if any).

        The employment agreement also provides for the reduction of certain "parachute payments" in the event that Mr. Cooley would be better off on an after-tax basis if such amounts were reduced.

        Mr. Cooley's Pre-Offering Employment Arrangements:    Mr. Cooley's employment agreement was amended upon the completion of our initial public offering and the amended agreement is described above. The amendments were initiated by the Company as proper and beneficial to the interests of the Company and appropriate provisions for the relationship of a publicly traded company with its chief financial officer. The employment arrangements that were in effect prior to our initial public offering (the "pre-offering arrangements") differ from the amended employment agreement in the following ways: (a) during his employment and for the one year period thereafter, Mr. Cooley is not to solicit employees of the Company or any of its clients or suppliers, and during his employment and for the six month period thereafter, Mr. Cooley is not to engage in the specified business of the Company; (b) the definition of good reason did not expressly include Mr. Cooley's failure to be employed as the Chief Financial Officer of a publicly traded company; (c) in lieu of the vesting of options that would vest within the next 24 months after his termination by the Company without cause or by Mr. Cooley with good reason as contemplated under clause (vii) of paragraph (c) above, only those options that would vest within the next 12 months after his termination would vest at such termination; (d) severance benefits would also be available upon Mr. Cooley's resignation other than for good reason upon the first anniversary of a change in control; and (e) in lieu of the vesting of all options as contemplated under clause (vi) of paragraph (e) above, only those options that would vest within the next 18 months after his resignation would vest upon Mr. Cooley's resignation other than for good reason upon the first anniversary of the change in control.

  Employment Agreement with James F.X. Sullivan

        Mr. Sullivan entered into an employment agreement with the Company on March 14, 2001 for an initial term of one year, which automatically renews for additional one-year periods. That employment agreement was amended on December 29, 2011, and, as amended, is described herein. The employment agreement is terminable by the Company or by Mr. Sullivan on 90 days prior written notice. Under the terms of the employment agreement, Mr. Sullivan is paid an annual base salary of $225,000 with an increase to $275,000 effective March 1, 2012. Mr. Sullivan may be granted a discretionary bonus under the employment agreement, which was granted in the amount of $250,000 for 2011. Mr. Sullivan is also entitled to participate in the employee benefit plans and programs that the Company makes generally available to all of its executives or to other employees.

        Pursuant to the 2006 Stock Option Plan of the Company, the Company has granted options to Mr. Sullivan in each of 2006, 2007, 2008, 2009 and 2010. The options vest in four equal 25% installments beginning on December 31 in the year following the grant and on each of the next three anniversaries thereof, provided that Mr. Sullivan continues to be employed until such time. The options expire on the 10th anniversary of the date of grant, subject to earlier expiration in the event of certain terminations of Mr. Sullivan's employment. For more information regarding certain adjustments made to Mr. Sullivan's option grants upon the consummation of our initial public offering, see "—Dividend, Option Adjustments and Share Grants in Connection with our Initial Public Offering."

        While Mr. Sullivan is employed, and for the one year period thereafter, he has agreed not to solicit employees of the Company or any of its clients or suppliers and, during his employment and for the six month period thereafter, Mr. Sullivan is not to engage in the specified business of the Company; this six month period is extended to a twelve month period in the event of a termination contemplated in paragraph (d) below. The employment agreement contains customary provisions regarding confidential information and protection of intellectual property.

        Mr. Sullivan's employment agreement grants him rights in the event of certain terminations of his employment:

  (a)
  In the event his employment is terminated due to his death, he (or his estate or appropriate successor in interest) is entitled to (i) an amount equal to his annual bonus for the year of his termination as determined by the Company in its discretion based on his and the Company's performance for such year, and further adjusted to reflect the period he was employed by the Company in that year (the "Pro-Rata Bonus"), (ii) the vesting of any option that is scheduled to vest during the twelve (12) month period following the date of his death, (iii) subject to his (or his successor's) timely election of continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") for him and his eligible dependents, and his (or his successor's) continued copayment of premiums associated with such coverage, reimbursement on a monthly basis for such portion of the monthly costs of continued health benefits for him and his covered dependents as the Company had paid immediately prior to the termination, from the termination through the earlier of (A) (1) six (6) months; (2) the date upon which he or his eligible dependents become covered under a comparable group plan for such applicable coverage; or (3) the date upon which he or his eligible dependents cease to be eligible for COBRA continuation for such applicable coverage; provided that the provision of such coverage does not result in any penalty or excise tax on the Company or any of its affiliates or subsidiaries; provided further that to the extent that the payment of any such amount constitutes "nonqualified deferred compensation" for purposes of Section 409A of the Internal Revenue Code of 1986, as amended and the applicable regulations thereunder (the "Code"), any such payment scheduled to occur during the first sixty (60) days following the termination of employment shall not be paid until the first regularly scheduled pay period following the sixtieth (60th) day following such termination and shall include payment of any amount that was otherwise scheduled to be paid prior thereto (the "Six Month Continued Benefits" and, in the case of similar benefits where the period in clause (A)(1) above is twelve (12) months, the "Twelve Month Continued Benefits");

  (b)
  In the event Mr. Sullivan's employment is terminated due to his disability, he is entitled to (i) an amount equal to the product of (A) 0.25 times (B) his then current annual salary, paid over six (6) months, (ii) the vesting of any option that is scheduled to vest during the twelve (12) month period following the termination, (iii) payment of the Six Month Continued Benefits, and (iv) payment of a Pro-Rata Bonus for the year of termination;

  (c)
  In the event Mr. Sullivan's employment is terminated by the Company for cause (as defined in the employment agreement) or by Mr. Sullivan's resignation, he will not be entitled to any cash severance payments, equity acceleration or benefits continuation (other than as legally required, such as pursuant to COBRA);

  (d)
  In the event Mr. Sullivan's employment is terminated by the Company without cause during the period beginning three (3) months before a change in control (as defined in the employment agreement) and ending twelve (12) months after the change in control, he is entitled to (i) an amount equal to the sum of (A) his then current annual salary plus (B) an amount equal to his Average Annual Bonus (as hereinafter defined), paid over twelve (12) months, (ii) the vesting of any option that has not vested as of the date of the termination, (iii) payment of the Twelve Month Continued Benefits, and (iv) payment of a Pro-Rata Bonus; and

  (e)
  In the event Mr. Sullivan's employment is terminated by the Company without cause other than during the period described in paragraph (d) above, he is entitled to (i) an amount equal to the sum of (A) half his then current annual salary, plus (B) half his Average Annual Bonus, paid over six (6) months, (ii) the vesting of any option that is scheduled to vest during the twenty four (24) month period following the termination, (iii) payment of the Six Month Continued Benefits, and (iv) payment of a Pro-Rata Bonus.

        As used above, "Average Annual Bonus" means an amount equal to the quotient of (i) the aggregate annual bonus actually paid to Mr. Sullivan by the Company for each calendar year prior to the calendar year in which his termination occurs (up to a maximum of the two years immediately prior to such year), divided by (ii) the number of such years.

Summary Compensation Table

        The following table sets forth certain information with respect to compensation earned by, awarded to or paid to our named executive officers for the year ended December 31, 2011.

Name and Principal Position	Fiscal Year	Salary $	Bonus $	Stock Awards $	Stock Options $	Total $
Philip Z. Weisberg,	2011	400,000	1,300,000	—	—	1,700,000
Chief Executive Officer
John W. Cooley,	2011	300,000	625,000	—	—	925,000
Chief Financial Officer
James F.X. Sullivan,	2011	220,833	250,000	—	—	470,833
General Counsel

Grants of Plan-Based Awards Table

        There were no grants of plan-based awards made to named executive officers in 2011.

Outstanding Equity Awards at Fiscal Year End

        The following table summarizes all outstanding equity awards held by the named executive officers as of December 31, 2011.

	Option Awards
Name and Principal Position	Grant Date		Number of Securities Underlying Unexercised Options (Exercisable) #	Number of Securities Underlying Unexercised Options (Unexercisable) #	Option Exercise Price $	Option Expiration Date
Philip Z. Weisberg	11/8/2006	(2)	965,432	—	10.70	11/8/2016
Chief Executive Officer	12/27/2010	(1)	175,000	525,000	13.25	12/27/2020
John W. Cooley	12/13/2006	(2)	321,811	—	10.70	12/13/2016
Chief Financial Officer	12/27/2010	(1)	65,625	196,875	13.25	12/27/2020
James F.X. Sullivan	12/15/2006	(1)	20,000	—	10.70	12/15/2016
General Counsel	12/21/2007	(1)	25,000	—	13.90	12/21/2017
	12/19/2008	(1)	18,750	6,250	11.68	12/19/2018
	12/18/2009	(1)	12,500	12,500	11.71	12/18/2019
	12/27/2010	(1)	6,250	18,750	13.25	12/27/2020

(1)
These stock options vest and become exercisable in four equal installments (twenty-five percent of the total number of shares each year) on the first December 31 following the grant date and continue to vest over the subsequent three anniversaries of the initial vest date.

(2)
These stock options vested and became exercisable in four equal installments (twenty-five percent of the total number of shares each year) on the first September 28 following the grant date and continued to vest over the subsequent three anniversaries of the initial vest date.

        The information above does not give effect to certain adjustments made upon consummation of our initial public offering on February 14, 2012. For further information about such adjustments, see Part II. "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Dividends" and Note 15 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 29, 2012.

Option Exercises and Stock Vested Table

        No stock options were exercised, nor did any restricted shares or share units vest, for any of our named executive officers in fiscal year 2011.

Pension Benefits

        Our named executive officers did not participate in or have any accrued benefits under qualified or nonqualified defined benefit plans sponsored by us. Our Board of Directors or the Committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interest. Our named executive officers participate and have account balances in the Company's 401(k) plan.

Nonqualified Deferred Compensation

        Our named executive officers did not participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. Our Board of Directors or the Committee may elect to provide our named executive officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interest.

Potential Payments Upon Termination

        The following table sets forth quantitative estimates of the benefits that would have accrued to each of our named executive officers if his employment had been terminated by the Company (including a non-renewal by the Company of the executive's employment agreement) without cause or by the executive for good reason on December 31, 2011, including in the event that such termination occurred in connection with a change in control. For further information on these termination payments, please see "—Employment Agreements and Severance and Change in Control Benefits."

        Amounts below reflect potential payments pursuant to the employment agreements in effect on December 31, 2011.

 Potential Payments Upon Termination

	Severance $	Current Year Incentive $	Value of Accelerated Stock Options(8) $	Health Care $	Total $
Philip Z. Weisberg, Chief Executive Officer(1)
Terminated Involuntary or by Exec. For Good Reason(2)	2,000,004	1,600,000	358,750	22,410	3,981,164
Non-renewal by the Company(3)	2,000,004	1,600,000	358,750	22,410	3,981,164
Disability(4)	100,000	1,600,000	358,750	5,603	2,064,353
Change in Control(5)	3,999,996	1,600,000	1,076,250	44,820	6,721,066
Change in Control(6)	2,000,004	1,600,000	$717,500	22,410	4,339,914
Death(7)	—	1,600,000	$358,750	—	1,958,750
John W. Cooley, Chief Financial Officer(1)
Terminated Involuntary or by Exec. For Good Reason(2)	924,996	625,000	134,531	22,410	1,706,937
Non-renewal by the Company(3)	150,000	625,000	134,531	11,205	920,736
Disability(4)	75,000	625,000	134,531	5,603	840,134
Change in Control(5)	924,996	625,000	403,594	22,410	1,976,000
Change in Control(6)	924,996	625,000	269,063	22,410	1,841,469
Death(7)	—	625,000	134,531	—	759,531
James F.X. Sullivan, General Counsel(9)
Terminated Involuntary	231,250	250,000	93,125	—	574,375
Disability(4)	56,250	250,000	57,875	—	364,125
Change in Control(5)	462,500	250,000	105,938	—	818,438
Death(7)	—	250,000	57,875	—	307,875

(1)
Amounts disclosed are based on the terms of the pre-offering employment arrangements in effect as of December 31, 2011. As previously disclosed the employment agreements were amended upon the completion of our initial public offering.

(2)
Represents the amount of severance compensation payable upon an involuntary termination by the Company without cause or a voluntary termination by the executive with good reason, as defined in the employment agreements.

(3)
Represents the amount of severance compensation payable upon the non-renewal of the employment agreement by the Company.

(4)
Represents the amount of severance payable upon termination due to disability.

(5)
Represents the amount of severance payable upon an involuntary termination associated with a Change in Control during the period commencing three (3) months immediately preceding a Change in Control and ending on the first anniversary of the Change in Control.

(6)
Represents the amount of severance payable upon the resignation of the executive on the first anniversary of a Change in Control.

(7)
Represents the amount of severance payable upon termination due to death.

(8)
Value is based on the Company's estimated stock price as of December 31, 2011 of $15.30.

(9)
Mr. Sullivan does not currently participate in the Company's health plans.

Section 162(m) Compliance

        Section 162(m) of the Internal Revenue Code limits a publicly held company to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain named executive officers in a taxable year. Compensation above $1 million may be deducted if it is "performance based compensation" within the meaning of the Internal Revenue Code and meeting the requirements thereunder. Following completion of our initial public offering, our Committee will determine whether and/or how to structure our compensation arrangements so as to preserve the related federal income tax deductions. Section 162(m) did not apply to our fiscal year 2011, as we did not have publicly held common stock during this fiscal year.

Equity Incentive Plans

The 2006 Stock Option Plan

        The 2006 Stock Option Plan of the Company (the "2006 Plan") provides for the grant of stock options and governs, along with each individual's option grant agreements, the grant of options described herein. Following the adoption of the 2012 Incentive Plan (described below), the Committee does not intend to make further grants pursuant to the 2006 Plan. For further information on the 2006 Plan, we refer you to a complete copy of the 2006 Plan which we have filed as an exhibit to our Registration Statement on Form S-1, as amended, filed with the SEC on October 28, 2011.

        Administration.    The 2006 Plan provides that the Board administers the plan, provided that the Board may appoint a Committee to administer the Plan. The Board appointed the Committee to do so. Pursuant to this administrative authority, the Board has the power to determine to whom to make grants of options (provided that the Board may designate employees of the Company and professional advisors to assist the Board in the administration of the Plan and may grant authority to officers to make grants on behalf of the Board; provided, however, that the Board must have approved any such grants prior to their effectiveness), to determine the time grants are made and the number of options granted, to prescribe the form of and terms and conditions of any grants, to adopt, amend and rescind such rules and regulations as, in its opinion, may be advisable for the administration of the 2006 Plan, to construe and interpret the 2006 Plan, such rules and regulations and the option grants and to make all other determinations necessary or advisable for the administration of the 2006 Plan.

        Available Shares.    The number of options that may be issued under the 2006 Plan may not exceed options on 5,518,106 shares (subject to possible adjustment to reflect certain transactions, such as mergers, consolidations, reorganizations or changes in our capital structure). To the extent that any previously granted options expire or are cancelled without having been exercised, the number of shares underlying these options will again be available for issuance under the Plan. Only common stock that is actually issued and delivered will be counted as used under the Plan. For example, if an option is settled for cash or for fewer shares then the number underlying the award, or if shares of common stock are withheld to pay the exercise price of an option or to satisfy any tax withholding requirements, only the shares issued (if any) net of the shares withheld, will be deemed delivered for purposes of determining the number of remaining shares available under the Plan.

        Eligibility for Participation.    Only key employees and certain other employees, directors, service providers and consultants of the Company or its affiliates and stockholders are eligible to participate in the 2006 Plan. Such people designated for participation are sometimes referred to in this description as participants.

        Stock Option Grant Agreement.    Awards granted under the 2006 Plan are evidenced by stock option grant agreements that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, as determined by the Committee.

        Stock Options.    Options granted under the plan are non-qualified stock options, with an exercise price not less than 100% of the fair market value of the underlying stock on the date of grant. The stock option grant agreements contain the vesting and exercise conditions, and, unless otherwise specified in that grant agreement, vest with respect to 25% of the total award on the first December 31 following the grant date (if the grant date occurs in January, February or March), or on the second December 31 following the grant date, if the grant date occurs in a different month. The remaining options vest on December 31 in each of the three years next following the first vesting date, subject in all cases to the participant's continued employment through the applicable vesting date. Unless otherwise specified in the stock option grant agreement, upon a termination of employment due to death or disability a pro-rata portion of the options that would have vested on the next scheduled vesting date will vest. Unless otherwise specified in the stock option grant agreement, the vested options expire on the earlier of (i) the date the participant is terminated for cause, (ii) 90 days following the date that the participant is terminated for any reason other than cause, death or disability, (iii) one year after the participant's termination due to death or disability or (iv) the tenth anniversary of the grant date. The Board may permit options to be net settled. Unvested options expire at termination.

        Transferability.    The options are not transferable, except to the participant's beneficiaries or estate upon death and, subject to prior written Board approval and compliance with applicable laws, a trust or custodianship the beneficiaries of which are only the participant, the participant's spouse or the Participant's lineal descendants.

        Amendment and Termination.    The Board may, in its discretion, amend the 2006 Plan or the terms of any outstanding option, provided that such amendment does not impair or adversely affect any participants' rights under the 2006 Plan or an option without that participant's written consent.

        Certain Transactions.    In the event of (i) a dissolution or liquidation of the Company, (ii) a sale of all or substantially all of the consolidated Company's assets, (iii) a merger or consolidation involving the Company that constitutes a change in control (as defined in the 2006 Plan) in which the Company is not the surviving corporation or (iv) a merger or consolidation involving the Company that constitutes a change in control in which the Company is the surviving corporation but the holders of shares of common stock receive securities of another corporation and/or other property, including cash (any such event described in clauses (i) through (iv) above being referred to as an "Other Transaction"), the Board shall either (1) provide for the exchange of each option outstanding immediately prior to such Other Transaction (whether or not then exercisable) for an option on some or all of the property for which the stock underlying such options are exchanged and, incident thereto, make an equitable adjustment, as determined by the Board, in the exercise price of the options, or the number or kind of securities or amount of property subject to the options, and/or (2) terminate all outstanding and unexercised options effective as of the date of such Other Transaction, by delivering notice of termination to each Participant at least 20 days prior to the date of consummation of such Other Transaction, in which case during the period from the date on which such notice of termination is delivered to the consummation of such Other Transaction, each such Participant shall have the right to exercise in full all of his or her options that are then outstanding, but any such exercise shall be contingent on the occurrence of such Other Transaction, and, provided that, if such Other Transaction does not take place within a specified period after giving such notice, the notice and exercise pursuant thereto will be null and void, and/or (3) cancel, effective immediately prior to such Other Transaction, any outstanding Option (whether or not exercisable or vested) and in full consideration of such cancellation pay to the Participant an amount in cash, with respect to each underlying share of common stock, equal to the excess of (A) the value, as determined by the Board in its discretion of securities and/or property (including cash) received by such holders of shares of common stock as a result of such Other Transaction over (B) the exercise price, as the Board may consider appropriate to prevent dilution or enlargement of rights.

        Effective Date.    The effective date of the 2006 Plan was September 29, 2006.

The 2012 Incentive Plan

        In connection with our initial public offering, we adopted the FX Alliance Inc. 2012 Incentive Compensation Plan, or the "2012 Incentive Plan." The 2012 Incentive Plan is provides for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2012 Incentive Plan. The purpose of the 2012 Incentive Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them a proprietary interest in our long-term success or compensation based on their performance in fulfilling their responsibilities to our company. Set forth below is a summary of the material terms of the 2012 Incentive Plan. This following discussion is a summary and does not include all of the provisions of the 2012 Incentive Plan. For further information about the 2012 Incentive Plan, we refer you to the complete copy of the 2012 Incentive Plan, which we have filed as an exhibit to our Registration Statement on Form S-1, as amended, filed with the SEC on February 7, 2012.

        Administration.    The 2012 Incentive Plan is administered by the Compensation Committee. Among the Committee's powers will be to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the 2012 Incentive Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the 2012 Incentive Plan as it deems necessary or proper. The Committee has full authority to administer and interpret the 2012 Incentive Plan, to grant discretionary awards under the 2012 Incentive Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award, to make all other determinations in connection with the 2012 Incentive Plan and the awards thereunder as the Committee deems necessary or desirable and to delegate authority under the 2012 Incentive Plan to our named executive officers.

        Available Shares.    The aggregate number of shares of common stock that may be issued or used for reference purposes under the 2012 Incentive Plan or with respect to which awards may be granted may not exceed 5,000,000 shares. The number of shares available for issuance under the 2012 Incentive Plan will be appropriately adjusted in the event of a reorganization, stock split, merger or similar change in the corporate structure or the number of outstanding shares of our common stock. In the event of any other change in the capital structure or the business of the Company, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2012 Incentive Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2012 Incentive Plan.

        Eligibility for Participation.    Members of our Board of Directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates will be eligible to receive awards under the 2012 Incentive Plan.

        Award Agreement.    Awards granted under the 2012 Incentive Plan will be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant's employment, as determined by the Committee.

        Stock Options.    The Committee may grant incentive stock options to purchase shares of our common stock only to eligible employees. The Committee may grant nonqualified stock options to eligible employees, consultants or non-employee directors. The Committee will determine the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a 10% or greater stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a 10% or greater stockholder, 110% of such share's fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the Committee at grant and the exercisability of such options may be accelerated by the Committee.

        Stock Appreciation Rights.    The Committee may grant stock appreciation rights, or "SARs," either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, a "Tandem SAR," or independent of a stock option, a "Non-Tandem SAR." A SAR is a right to receive a payment in shares of our common stock or cash, as determined by the Committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by an SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR. The Committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2012 Incentive Plan, or such other event as the Committee may designate at the time of grant or thereafter.

        Restricted Stock.    The Committee may award shares of restricted stock. Except as otherwise provided by the Committee upon the award of restricted stock, the recipient generally will have the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient's restricted stock agreement. The Committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period. Recipients of restricted stock will be required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse. If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the Committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Internal Revenue Code requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the 2012 Incentive Plan and are discussed in general below.

        Other Stock-Based Awards.    The Committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the 2012 Incentive Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The Committee may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2012 Incentive Plan and discussed in general below.

        Other Cash-Based Awards.    The Committee may grant awards payable in cash. Cash-based awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the Committee may accelerate the vesting of such award in its discretion.

        Performance Awards.    The Committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The Committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the Committee. Based on service, performance or other factors or criteria, the Committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

        Performance Goals.    The Committee may grant awards of stock options, restricted stock, performance units, and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the Committee. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the Committee: (1) earnings per share; (2) operating income; (3) gross income; (4) net income, before or after taxes; (5) cash flow; (6) gross profit; (7) gross profit return on investment; (8) gross margin return on investment; (9) gross margin; (10) operating margin; (11) working capital; (12) earnings before interest and taxes; (13) earnings before interest, tax, depreciation and amortization; (14) return on equity; (15) return on assets; (16) return on capital; (17) return on invested capital; (18) net revenues; (19) gross revenues; (20) revenue growth, as to either gross or net revenues; (21) annual recurring net or gross revenues; (22) recurring net or gross revenues; (23) license revenues; (24) sales or market share; (25) total stockholder return; (26) economic value added; (27) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and other offsets and adjustments as may be established by the Committee; (28) the fair market value of the a share of common stock; (29) the growth in the value of an investment in the common stock assuming the reinvestment of dividends; (30) reduction in operating expenses or (31) other objective criteria determined by the Committee.

        To the extent permitted by law, the Committee may also exclude the impact of an event or occurrence which the Committee determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in accounting standards required by generally accepted accounting principles. Performance goals may also be based on an individual participant's performance goals, as determined by the Committee. In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The Committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

        Change in Control.    In connection with a change in control, as will be defined in the 2012 Incentive Plan, the Committee may accelerate vesting of outstanding awards under the 2012 Incentive Plan. In addition, such awards may be, in the discretion of the Committee, (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The Committee may also provide for accelerated vesting or lapse of restrictions of an award at any time.

        Stockholder Rights.    Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant will have no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

        Amendment and Termination.    Notwithstanding any other provision of the 2012 Incentive Plan, our Board of Directors may at any time amend any or all of the provisions of the 2012 Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided in the 2012 Incentive Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

        Transferability.    Awards granted under the 2012 Incentive Plan generally will be nontransferable, other than by will or the laws of descent and distribution, except that the Committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

        Recoupment of Awards.    The 2012 Incentive Plan will provide that awards granted under the 2012 Incentive Plan are subject to any recoupment policy we may impose regarding the clawback of "incentive-based compensation" under the Exchange Act or under any applicable rules and regulations promulgated by the SEC.

        Effective Date.    The 2012 Incentive Plan was adopted on February 9, 2012 in connection with our initial public offering.

Compensation Committee Interlocks and Insider Participation

        Our Compensation Committee currently consists of Messrs. Trudeau, Putnam and Tomozawa. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

AUDIT COMMITTEE REPORT

        The material in this report, issued on June 29, 2012, is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of FXall under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

        The role of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of the Company, including its internal controls over financial reporting. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. The Company's independent registered public accounting firm during fiscal year 2011, PricewaterhouseCoopers LLP, was responsible for auditing the financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States and performing reviews of the unaudited quarterly financial statements.

        During fiscal year 2011, the Audit Committee met and held discussions with management and the independent registered public accounting firm and independently as a committee, which fulfills its responsibilities pursuant to the Company's Audit Committee charter. The Audit Committee met with the independent registered public accounting firm in executive session, as well as with management present. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and the Audit Committee has reviewed and discussed the consolidated financial statements as of and for the year ended December 31, 2011 with management and the independent registered public accounting firm, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. In addition, the Audit Committee reviewed and discussed with management and the independent registered public accounting firm the adequacy and effectiveness of the Company's financial reporting procedures, disclosure controls and procedures, and internal control over financial reporting. The Audit Committee discussed with the independent registered public accounting firm all matters required to be discussed by the standards established by the Public Company Accounting Oversight Board (United States).

        In addition, the Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

        The Audit Committee received from the independent registered public accounting firm the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the audit committee concerning independence, and has discussed with the independent auditor the independent auditor's independence. The Audit Committee has determined that the non-audit services provided to FXall and our affiliates by the independent auditor are compatible with such firm maintaining its independence.

        The Audit Committee also discussed with the Chief Executive Officer and the Chief Financial Officer of the Company their respective certifications with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

        In reliance on the reviews and discussions referred to above, and the receipt of unqualified opinions from PricewaterhouseCoopers LLP dated March 29, 2012, with respect to the consolidated financial statement of the Company as of and for the year ended December 31, 2011, and with respect to the effectiveness of the Company's internal control over financial reporting, the Audit Committee recommended to the Board, and the Board has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011, for filing with the Securities and Exchange Commission.

        For fiscal year 2012, the Audit Committee has selected, and the Board has ratified, as the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP. During the fiscal year ended December 31, 2011 the Company did not have any disagreement with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to PricewaterhouseCoopers LLP's satisfaction, would have caused PricewaterhouseCoopers LLP to make reference to the subject matter of disagreement in their reports on the Company's consolidated financial statements. In addition, during such periods, there were no "reportable events" as that term is defined in Item 304(a)(1)(v) of Regulation S-K. PricewaterhouseCoopers LLP's report on the Company's consolidated financial statements as of and for the fiscal year ended December 31, 2011 contained no adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

        Submitted by:

        Audit Committee

  James L. Fox—Chairman
  Kathleen Casey
  Carolyn Christie
  John C. Rosenberg

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

        The material in this report, issued on June 29, 2012, is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of FXall under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

        The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis set forth above with management of the Company. Based upon such review and discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

  Submitted by:

  Compensation Committee

  Robert W. Trudeau—Chairman
  Gerald D. Putnam, Jr.
  Peter Tomozawa

Annex II

July 8, 2012

The Board of Directors
FX Alliance Inc.
909 Third Avenue, 10th Floor
New York, NY 10022

Members of the Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.0001 per share (the "Company Common Stock"), of FX Alliance Inc. (the "Company") of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger (the "Agreement"), among the Company, Thomson Reuters Corporation (the "Acquiror") (solely as guarantor of the obligations of its subsidiaries that are parties to the Agreement), Thomcorp Holdings Inc. ("Acquisition Co."), a wholly-owned subsidiary of Acquiror, and CB Transaction Corp. ("Acquisition Sub"), a wholly-owned subsidiary of Acquisition Co. Pursuant to the Agreement, Acquisition Co. will cause Acquisition Sub to commence a tender offer for all the shares of the Company Common Stock (the "Tender Offer") at a price for each share equal to $22.00 (the "Consideration") payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the "Merger") and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror and its affiliates and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the "Transaction".

        In connection with preparing our opinion, we have (i) reviewed a draft dated July 8, 2012 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business (taking into account the relative probabilities associated with the various forecasts, as assigned by management); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

        In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

        In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In the course of our evaluation, we reviewed three different forecasts developed by management. At the direction of management, we have analyzed those forecasts using a range of probabilities assigned by management to each of the three management forecasts. For purposes of our opinion and evaluation, the Company has directed us to rely on the range of probabilities management has assigned to each of the three management forecasts and not to rely on any one of the three management forecasts alone. In relying on financial analyses and forecasts (including the relative probabilities thereof) provided to us or derived therefrom at the direction of management, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts (including the relative probabilities thereof) relate. We express no view as to such analyses or forecasts (including the relative probabilities thereof) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

        Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

        We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Acquiror and its affiliates, for which we and such affiliates have received customary compensation. Such services rendered to the Company during such period have included acting as a joint book-running manager of the Company's initial public offering in February, 2012. Such services rendered to the Acquiror and its affiliates during such period have included acting as a joint book-running manager of the Acquiror's offering of debt securities in September, 2011 and as a lead manager in the syndication of two credit facilities of the Acquiror in August, 2011. We are also currently acting as financial advisor to the Acquiror or an affiliate thereof in connection with two potential transactions unrelated to the Company or the Transaction. In addition, our commercial banking affiliate is a lender under outstanding credit facilities of, and provides treasury, cash management and securities services to, the Company and the Acquiror and its affiliates, respectively, for which it receives customary compensation or other financial benefits. Our asset management affiliate also provides asset management services to the Company and the Acquiror and its affiliates, respectively, for which it receives customary compensation or other financial benefits. In the past, we and our affiliates have had commercial or investment banking relationships with certain funds or

II-2

companies affiliated with Technology Crossover Ventures, which are the beneficial owners of 28.0% of Company Common Stock as of June 15, 2012, as reported by the Company in its Schedule 14A filed on June 29, 2012. As of June 15, 2012, LabMorgan Corporation, an affiliate of J.P. Morgan Securities LLC, held 1,431,018 shares of Company Common Stock (approximately 5.0% of Company Common Stock as reported in the Company's Schedule 14A filed on June 29, 2012). In addition, in the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

        On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

        The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES LLC
 J.P. MORGAN SECURITIES LLC

II-3

Annex III

Section 262 of the Delaware General Corporation Law

        § 262. Appraisal rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on

III-2

  or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest

III-3

from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

III-4